Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193468
Post Holdings, Inc.
Offer to Exchange
$350,000,000 7.375% Senior Notes due 2022 (CUSIP Nos. 737446AD6 and U7318UAC6)
for
$350,000,000 7.375% Senior Notes due 2022 (CUSIP No. 737446AB0)
registered under the Securities Act of 1933
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We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange an aggregate principal amount of up to $350,000,000 of our new 7.375% Senior Notes due 2022, CUSIP No. 737446AB0, and the guarantees thereof, which we refer to as the “exchange notes,” for a like amount of our outstanding 7.375% Senior Notes due 2022 that we issued on July 18, 2013, CUSIP Nos. 737446AD6 and U7318UAC6, and the guarantees thereof, which we refer to as the “July notes,” in a transaction registered under the Securities Act of 1933, as amended (the "Securities Act"). The term “7.375% notes” refers to, collectively, the July notes, the exchange notes and the aggregate $1,025,000,000 of 7.375% Senior Notes due 2022 that we have previously issued.
Terms of the exchange offer:

•	We will exchange all July notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of July notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of July notes for exchange notes will not be a taxable event for U.S. federal income tax purposes.

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The form and terms of the exchange notes are identical in all material respects to the form and terms of the July notes, except that (i) the exchange notes are registered under the Securities Act, (ii) the transfer restrictions and registration rights applicable to the July notes do not apply to the exchange notes, and (iii) the exchange notes will not contain provisions relating to special interest relating to our registration obligations.

The exchange offer will expire at 5:00 p.m., New York City time, on July 25, 2014, unless we extend the offer. We will announce any extension by press release or other permitted means no later than 9:00 a.m. on the business day after the previously scheduled expiration of the exchange offer. You may withdraw any July notes tendered until the expiration of the exchange offer.
Broker-dealers:

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Broker-dealers receiving exchange notes in exchange for July notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

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Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for July notes where the broker-dealer acquired such July notes as a result of market-making activities or other trading activities.

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We have agreed that, for a period of up to 180 days after the deadline for completion of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The exchange notes will not be listed on the New York Stock Exchange or any other securities exchange.
For a discussion of factors you should consider in determining whether to tender your July notes, see the information under “Risk Factors” beginning on page 17 of this prospectus.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
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The date of this prospectus is June 25, 2014.

We have not authorized anyone to give any information or to make any representations concerning the exchange offer except that which is in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.
We have filed with the Securities and Exchange Commission a registration statement on Form S-4 with respect to the exchange notes. This prospectus, which forms part of such registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the 7.375% notes described in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits and schedules, is available at the SEC’s website at www.sec.gov.
You may also obtain this information without charge by writing or telephoning us at the following address and telephone number:
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63141
(314) 644-7600
Attention: Corporate Secretary

If you would like to request copies of these documents, please do so by July 18, 2014 (which is five business days before the scheduled expiration of the exchange offer) in order to receive them before the expiration of the exchange offer.

FORWARD LOOKING STATEMENTS
Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), are made throughout this prospectus. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “expect,” “project,” “estimate,” “anticipate,” “aim,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this prospectus. Our results of operations and financial condition may differ materially from those in the forward-looking statements. Such statements are based on management’s current views and assumptions and involve risks and uncertainties that could affect expected results. Those risks and uncertainties include but are not limited to the following:

•	our high leverage and substantial debt, including covenants that restrict the operation of our business;

•	our ability to service our outstanding debt or obtain additional financing;

•	our ability to continue to compete in our product markets and our ability to retain our market position;

•	our ability to identify and complete acquisitions, manage our growth and integrate acquisitions;

•	changes in our cost structure, management, financing and business operations;

•	significant increases in the costs of certain commodities, packaging or energy used to manufacture our products;

•	significant fluctuation in milk price supports and other raw materials, which affects egg, potato and cheese prices;

•	our ability to recognize the expected benefits of the closing of our Modesto, California manufacturing facility;

•	our ability to maintain competitive pricing, successfully introduce new products or successfully manage our costs;

•	our ability to successfully implement business strategies to reduce costs;

•	impairment in the carrying value of goodwill or other intangibles;

•	the loss or bankruptcy of a significant customer;

•	allegations that our products cause injury or illness, product recalls and product liability claims and other litigation;

•	our ability to anticipate changes in consumer preferences and trends;

•	changes in economic conditions and consumer demand for our products;

•	disruptions in the U.S. and global capital and credit markets;

•	labor strikes, work stoppages or unionization efforts by our employees;

•	legal and regulatory factors, including changes in food safety, advertising and labeling laws and regulations and laws and regulations governing animal feeding operations;

•	our ability to comply with increased regulatory scrutiny related to certain of our products and/or international sales;

•	the ultimate impact litigation may have on us, including the lawsuit Michael Foods is subject to alleging violations of federal and state antitrust laws;

•	disruptions or inefficiencies in supply chain;

•	our reliance on third party manufacturers for certain of our products;

•	our ability to manage agricultural risks, including controlling diseases and pests;

•	fluctuations in foreign currency exchange rates;

•	consolidations among the retail grocery and foodservice industries;

•	change in estimates in critical accounting judgments and changes to or new laws and regulations affecting our business;

•	losses or increased funding and expenses related to our qualified pension plans;

•	loss of key employees;

•	our ability to protect our intellectual property;

•	changes in weather conditions, natural disasters and other events beyond our control;

•	our ability to successfully operate our international operations in compliance with applicable laws and regulations;

•	our ability to operate effectively as a stand-alone, publicly traded company;

•	our ability to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, including with respect to acquired companies;

•	business disruptions caused by information technology failures; and

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other risks and uncertainties included under “Risk Factors” in this prospectus and those included in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2014 (the second Form 8-K only) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this document to conform these statements to actual results or to changes in our expectations.

INDUSTRY AND MARKET DATA
This prospectus and the documents incorporated by reference herein include industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other independent sources available to us. Some data also are based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. These third-party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable, but that the publications and surveys can give no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions on which such data are based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources and we cannot guarantee its accuracy or completeness. Market share data is based on information from Nielsen and is referenced Food, Drug and Mass Merchandisers (“FDM”) or Expanded All Outlets Combined (“xAOC”), which includes FDM plus Walmart, club stores and certain other retailers. Nielsen’s xAOC is representative of food, drug and mass merchandisers (including Walmart), some club retailers (Sam’s & BJs), some dollar retailers (Dollar General, Family Dollar & Dollar Tree) and military.

TRADEMARKS AND SERVICE MARKS
The logos, trademarks, trade names and service marks mentioned in this prospectus, including Honey Bunches of Oats®, Pebbles™, Post Selects®, Great Grains®, Spoon Size® Shredded Wheat, Post® Raisin Bran, Grape-Nuts®, Honeycomb®, Attune®, Uncle Sam®, Erehwon®, Golden Temple™, Peace Cereal®, Sweet Home Farm®, Willamette Valley Granola Company™, Premier Protein®, Joint Juice®, Dymatize®, Supreme Protein®, Papetti’s®, All Whites®, Better ‘n Eggs®, Easy Eggs®, Simply Potatoes® and Crystal Farms® brands are currently the property of, or are used with the permission of, Post or its subsidiaries. We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus may be registered in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this prospectus is owned by such company.

ABOUT THIS PROSPECTUS
Except as otherwise indicated or unless the context otherwise requires, all references to “we,” “our,” “us,” “Post” or the “Company” refer to Post Holdings, Inc., a Missouri corporation, together with its consolidated subsidiaries. References in this prospectus to “Ralcorp” refer to Ralcorp Holdings, Inc. and its consolidated subsidiaries (other than Post prior to the separation). References in this prospectus to the “separation” refer to the separation of Post from Ralcorp on February 3, 2012. “Post cereals business” refers to the branded ready-to-eat cereals business of Post or, if prior to the separation, of Ralcorp. All references to “we,” “our,” “us,” “Post” or the “Company” in the context of historical results prior to the separation refer to the Post cereals business.

INCORPORATION BY REFERENCE
The information that we incorporate by reference is considered a part of this prospectus. We incorporate by reference the following documents we filed with the SEC pursuant to the Exchange Act:

•	our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC on November 27, 2013;

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our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on December 13, 2013, to the extent incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2013 and March 31, 2014 filed with the SEC on February 7, 2014 and May 9, 2014, respectively;

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our Current Reports on Form 8-K filed with the SEC on October 17, 2013, November 13, 2013 (the second and fourth Form 8-Ks only); November 18, 2013, December 9, 2013 (the second Form 8-K and Items 1.01 and 9.01 only of the first Form 8-K), December 10, 2013, December 16, 2013, January 2, 2014 (as amended by the Form 8-K/A filed on January 21, 2014), January 7, 2014, January 10, 2014, January 14, 2014, February 3, 2014, February 6, 2014 (the second Form 8-K), March 10, 2014 (the second, third and fourth Form 8-Ks only), March 12, 2014, March 18, 2014, March 19, 2014, April 17, 2014 (the second Form 8-K only, which contained a discussion under Item 1.01 of the Agreement and Plan of Merger for the Michael Foods transaction and the related debt financing), May 5, 2014, May 19, 2014, May 22, 2014, May 28, 2014 and June 2, 2014;

•	the description of our common stock contained in our Form 10 registration statement which was declared effective January 26, 2012; and

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additional reports filed with the SEC (other than information furnished pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement and on or after the date of this prospectus and prior to the completion of the exchange offer.

Documents incorporated by reference are available from us without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, MO 63144
Attention: Investor Relations
(314) 644-7600

PROSPECTUS SUMMARY
The following summary highlights significant aspects of our business and this exchange offer, but it does not include all the information you should consider prior to deciding whether to exchange the July notes for the exchange notes. You should read this entire prospectus, the information set forth in “Risk Factors” and our financial statements and related notes, before deciding whether to exchange the July notes for the exchange notes.

Our Company
We are a consumer packaged goods holding company currently operating in the center-of-the-store, refrigerated, active nutrition and private label food categories primarily in the United States and Canada. In February 2012, we completed our legal separation via a tax free spin-off from Ralcorp and began trading on the New York Stock Exchange under the ticker symbol “POST.” In 2012, we had a single operating segment, Post Foods. As a result of recently completed acquisitions, we now operate five principal businesses: Post Foods, Attune Foods, Active Nutrition, Private Brands, and Michael Foods. The Post Foods business predominately includes the Post branded ready-to-eat cereal business. The Attune Foods business manufactures, markets and distributes premium natural and organic cereals and snacks and includes the business of Attune Foods, Inc., which we acquired in December 2012 and certain assets of the Hearthside Food Solutions private label and branded cereal, granola and snack businesses, which we acquired in May 2013. The Active Nutrition business markets and distributes high protein bars and shakes as well as nutritional supplements, and includes the business of Premier Nutrition Corporation (which we refer to as “PNC” or the “Premier Business”), which we acquired in September 2013, and the business of Dymatize Enterprises, LLC (which we refer to as “Dymatize”), which we acquired in February 2014. Our Private Brands business consists of Dakota Growers Pasta Company, Inc. (which we refer to as “Dakota Growers”) and Golden Boy Foods Ltd. (which we refer to as “Golden Boy”), which we acquired in January 2014 and February 2014, respectively. The Michael Foods business consists of our recent acquisition of MFI Holding Corporation, which was completed on June 2, 2014 and produces value-added egg products, refrigerated potato products and cheese and other dairy case products.
Our Businesses
Each of our five businesses, Post Foods, Attune Foods, Active Nutrition, Private Brands and Michael Foods, is discussed further below:
Post Foods Business
The Post Foods business manufactures, markets and sells branded and private label ready-to-eat cereal products. The ready-to-eat cereal category is one of the most prominent categories in the food industry. According to Nielsen’s expanded All Outlets Combined (xAOC) information, the category was approximately $9 billion for the 52-week period ended May 24, 2014. Post Foods leverages the strength of its brands, category expertise, and over a century of institutional knowledge to create a diverse portfolio of cereals that enhances consumer satisfaction. Our Post Foods business is the third largest seller of ready-to-eat cereals in the United States with a 10.8% share of retail sales (based on retail dollar sales) for the 52-week period ended May 24, 2014, based on xAOC information. Our brands include Honey Bunches of Oats, the fourth largest brand of ready-to-eat cereal in the United States with a 4.5% xAOC dollar market share for the 52-week period ended May 24, 2014, as well as Pebbles, Great Grains, Grape-Nuts, Post Shredded Wheat, Honeycomb, Golden Crisp, Post Raisin Bran, Alpha-Bits and Shreddies. Post Foods products are primarily manufactured through a flexible production platform at one of our four owned facilities.
While Post Foods participates in a lower growth category, it continues to generate substantial cash flow from operations and has historically been our largest business segment. This cash flow provides us with the flexibility to invest in cost-saving projects and to pursue strategic acquisitions in higher growth channels, diversifying our product offerings.
Attune Foods Business
Attune Foods includes the business of Attune Foods, Inc., which we acquired in December 2012, as well as certain assets of the branded and private label cereal, granola and snacks business acquired in May 2013 from Hearthside Food Solutions. Through this business unit, we manufacture and market branded premium natural and organic cereals and snacks, including Uncle Sam high fiber cereals, Erewhon gluten-free cereals and organic graham crackers, and Willamette Valley Granola Company granola and granola chips. Attune Foods also includes the Golden Temple, Peace Cereal, Sweet Home Farm brands as well as a private label granola business. Attune Foods’ products are largely sold through the natural/health channels, as well as in the bulk foods section of both conventional and natural/specialty retailers. Attune Foods’ manufacturing facility in Eugene, Oregon provides us the ability to manufacture a wide variety of product and package formats.
Active Nutrition Business
Our Active Nutrition business includes PNC, which we acquired in September 2013, and Dymatize, which we acquired in February 2014. These acquisitions provide us with a platform to participate in the approximately $9 billion sports nutrition and weight loss category. Through this business unit, we market and distribute premium protein beverages and foods under the Premier Protein brand and nutritional joint health supplements under the Joint Juice brand. This business unit also markets and distributes protein powders, bars and beverages under the Dymatize and Supreme Protein brands. The Active Nutrition business’s products are manufactured at a facility owned by us and under co-manufacturing agreements at various third party facilities located in the United States, and are primarily sold in grocery, drug, specialty, online and club stores. Our Active Nutrition business also includes the Joint Juice brand, which sells ready-to-drink beverages and other liquid-based solutions, designed to keep joints healthy and flexible.
On February 3, 2014, we entered into an agreement to acquire the PowerBar and Musashi brands and related worldwide assets from subsidiaries of Nestlé S.A. The PowerBar and Musashi branded products consist of premium bars, powders and gels sold in the United States and international markets. We expect that this business will become part of our Active Nutrition portfolio. See “-Recent Developments-PowerBar Acquisition” below.
Private Brands Business
With the acquisitions of Dakota Growers and Golden Boy in January 2014 and February 2014, respectively, we have established an expanded presence in the private label category. Dakota Growers manufactures and distributes pasta to the private label retail, foodservice and ingredient channels. Dakota Growers, with two manufacturing plants, has vertically integrated durum wheat capacity and pasta production capability of over 150 different shapes of pasta. Dakota Growers is a leader in the approximately $3+ billion North American retail pasta market. The Golden Boy business manufactures and distributes private label peanut butter and other nut butters, dried fruit snacks and snacking nuts, with sales to grocery retailers and food service channels. The Golden Boy Business provides us with the ability to further participate in the rapidly growing natural and organic categories as well.
Michael Foods Business
On June 2, 2014, we completed the acquisition of MFI Holding Corporation. See “-Recent Developments-Michael Foods Acquisition” below. Michael Foods is a diversified producer and distributor of food products in three divisions-egg products, refrigerated potato products and cheese and other dairy case products. It produces and distributes egg products to the foodservice, retail and food ingredient markets and refrigerated potato products to the foodservice and retail grocery markets in North America. Michael Foods also markets a broad line of refrigerated grocery products to U.S. retail grocery outlets, including branded and private-label cheese, bagels, butter, muffins and ethnic foods. Its major customers include foodservice distributors, restaurant chains and major retail grocery chains.
Egg Products Division. Michael Foods’ egg products division, comprised of its wholly owned subsidiaries M.G. Waldbaum Company, Papetti’s Hygrade Egg Products, Inc., and MFI Food Canada Ltd., produces, processes and distributes numerous egg products under the Better ’n Eggs, All Whites, Papetti’s, Abbotsford Farms, Inovatech, Excelle, Trilogy, Emulsa, Easy Eggs and Table Ready brands. The principal value-added egg products of this division are ultrapasteurized, extended shelf-life liquid eggs, egg white-based egg products and hardcooked and precooked egg products. The division’s other egg products include frozen, liquid and dried products that are used as ingredients in other food products, as well as organic and cage-free egg products. The division distributes its egg products to food processors and foodservice customers primarily throughout North America, with limited international sales in the Far East, South America and Europe. The division’s extended shelf-life liquid eggs (its largest selling product line) and other egg products are marketed to a wide variety of foodservice and food ingredients customers. The division also is a supplier of egg white-based products sold in the U.S. retail and foodservice markets. The division has six egg-processing plants located in the United States and Canada, and certain of the division’s facilities are fully integrated, from the production and maintenance of laying flocks through the processing of egg products.
Refrigerated Potato Products Division. Michael Foods’ refrigerated potato products are produced and sold by its wholly-owned subsidiaries Northern Star Co. and Farm Fresh Foods, Inc. to both the foodservice and retail markets. Refrigerated potato products are marketed to foodservice customers under a variety of brands, including Simply Potatoes, Diner’s Choice and Farm Fresh, with the Simply Potatoes and Diner’s Choice brands being used for retail refrigerated potato products. The division’s products consist of shredded hash browns and diced, sliced, mashed and other specialty potato products. The division maintains a main processing facility in Minnesota, with a smaller facility located in Nevada.
Cheese and Other Dairy-Case Products Division. Michael Foods’ cheese and other dairy-case products division markets a wide range of refrigerated grocery products directly to retailers and wholesale warehouses. The division’s products are marketed principally under the Crystal Farms trade name; other trademarks include Crescent Valley, Westfield Farms and David’s Deli. The division’s strategy has been to offer quality branded products at a good value relative to national brands. Crystal Farms brand cheese is positioned in the “mid-tier” pricing category and is priced below national brands such as Kraft and Sargento and above store brands (private label). The division’s refrigerated products, which consist principally of cheese, bagels, butter, muffins and ethnic foods, are supplied by various vendors, to the division’s specifications. Cheese accounted for approximately 84% of the division’s 2013 sales. The division operates a cheese packaging facility in Lake Mills, Wisconsin, which processes and packages various cheese products for the Crystal Farms brand and for various private-label customers. The division does not produce cheese. The division uses both company-owned and leased facilities and independent distributors and sells products to a large number of retail stores, a majority of which are served via customers’ warehouses. The division also maintains a fleet of refrigerated tractor-trailers to deliver products to its retail customers from nine distribution centers.
Recent Developments
PowerBar Acquisition

On February 3, 2014, newly formed subsidiaries of Post entered into a Stock and Asset Purchase Agreement and an Intellectual Property Purchase Agreement with certain subsidiaries of Nestlé S.A. Under these agreements, we have agreed to acquire substantially all the assets that are used by Nestlé in the business of manufacturing, marketing, distributing and selling PowerBar and Musashi branded premium bars, powders and gel products. The acquisition includes the assumption of certain operating liabilities related to the business being acquired. Post has unconditionally guaranteed Buyer’s obligations under the stock and asset purchase agreement and the intellectual property purchase agreement.

At the closing of the acquisition, we will pay a cash purchase price of $150.0 million, subject to purchase price adjustments related to inventory in the United States and Australia and net working capital in Germany, less $5.0 million as a credit for the working capital requirements of the business we are acquiring. We currently expect the transaction to close in our first fiscal quarter of 2015. The stock and asset purchase agreement may be terminated by mutual consent of the parties and under certain other circumstances, including if the closing of the acquisition has not occurred prior to November 3, 2014. We expect to fund the acquisition of the PowerBar and Musashi brands with cash on hand or term loan borrowings under our credit facilities, which have been amended as described below under “-Financing Transactions-New and Amended Credit Facilities.”

Michael Foods Acquisition
On April 16, 2014, we, together with our newly organized subsidiary, Acquisition Sub, Inc., entered into an Agreement and Plan of Merger (which we refer to as the merger agreement) with MFI Holding Corporation and GS Capital Partners VI Fund, L.P., as representative for the stockholders and optionholders of MFI Holding Corporation. On June 2, 2014, pursuant to the merger agreement, we acquired MFI Holding Corporation and its subsidiaries, including Michael Foods Group, Inc., for a purchase price of $2.45 billion (on a debt-free and cash free basis, subject to a working capital adjustment and certain other adjustments described in the merger agreement). In addition to the purchase price described above, we will make a payment of $50 million to the stockholders and optionholders of MFI Holding Corporation on the first anniversary of the closing date, which payment is intended to represent the parties’ estimate of the value of certain tax benefits that MFI Holding Corporation is expected to realize from payments made by or on behalf of MFI Holding Corporation in connection with the transactions contemplated by the merger agreement (provided that the amount of the payment will not be adjusted regardless of whether the actual tax benefits realized by MFI Holding Corporation is greater than or less than such estimate).
In connection with completion of the Michael Foods acquisition, we entered into certain financing arrangements, which are discussed below.

Financing Transactions

New and Amended Credit Facilities. In connection with our acquisition of Michael Foods, we amended the credit agreement that we had entered into on January 29, 2014 and also executed two joinders to the credit agreement. The credit agreement as originally executed by us provided for a revolving credit facility in an aggregate principal amount of $300.0 million and potential incremental revolving and term loan credit facilities at our request and at the discretion of the lenders under the credit agreement. The amendment to the credit agreement, which we executed as of May 1, 2014, included, among other matters, certain amendments that facilitated our acquisition of Michael Foods and permitted certain additional financing contemplated as part of the acquisition. On May 1, 2014, we also executed a joinder agreement to the credit agreement that effectively increased the maximum aggregate amount of the revolving credit facility provided for under the credit agreement to $400.0 million. The second joinder to the credit agreement, dated as of June 2, 2014, provided for a term loan facility under the credit agreement, and, on June 2, 2014, we borrowed $885.0 million under the term loan facility. As of the date hereof, we have not made any draws under the revolving credit facility. For additional information with respect to the credit agreement, including the amendment and the joinders thereto, see “Description of Certain Indebtedness - Secured Credit Facilities.”
Offering of Common Stock. On May 28, 2014, we completed the public offering (which we refer to as the common stock offering) of 6,325,000 shares of our common stock at $47.70 per share resulting in gross proceeds of approximately $301.7 million.

Offering of Tangible Equity Units. On May 28, 2014, we completed the public offering (which we refer to as the unit offering) of 2,875,000 5.25% tangible equity units (which we refer to as the units), with a stated value of $100.00 per unit for total gross proceeds of $287.5 million. Each unit consists of a prepaid stock purchase contract and an amortizing note. Unless earlier settled, each stock purchase contract will automatically settle on June 1, 2017 (subject to postponement in limited circumstances) for a number of shares of our common stock that will equal at least 1.7114 shares and not more than 2.0964 shares (subject to adjustments in certain circumstances). The amortizing notes will pay proportionally equal cash quarterly installments of $1.3125 per amortizing note (except the first such installment, which will be $1.35625 per amortizing note), which will constitute a payment of interest and a partial repayment of principal, and which in the aggregate will be equivalent to a 5.25% cash payment per year with respect to each $100.00 stated amount of the units. The amortizing notes will have a final installment payment date of June 1, 2017 and will be our unsecured senior obligations that rank equally with the 7.375% notes.

Debt Securities Offering. On June 2, 2014, we completed the private offering (which we refer to as the 6.00% note offering) of $630.0 million aggregate principal amount of 6.00% senior notes due 2022 at par (which we refer to as the 6.00% notes). The 6.00% notes are our unsecured unsubordinated obligations that rank equally with the 7.375% notes and our other senior indebtedness and are guaranteed by our domestic subsidiaries. For additional information with respect to the units, see “Description of Certain Indebtedness - 6.00% Senior Notes due 2022.”
In this prospectus, we refer to the term loan, the common stock offering, the unit offering and the 6.00% note offering as, collectively, the “Michael Foods financing transactions.”
Risk Factors
For a discussion of risk factors associated with this offering, the 7.375% notes and our indebtedness generally, see “Risk Factors” beginning on page 17.

THE EXCHANGE OFFER
On July 18, 2013, we issued an aggregate principal amount of $350 million of 7.375% senior notes due 2022, CUSIP Nos. 737446AD6 and U7318UAC6 (which we refer to as the “July notes”), in reliance on exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable securities laws. The July notes were issued pursuant to an existing Indenture dated as of February 3, 2012, as supplemented on May 28, 2013, among us, our subsidiaries Post Foods, LLC and Attune Foods, LLC, as guarantors (which we refer to as “Post Foods” and “Attune Foods,” respectively), and Wells Fargo Bank, National Association, as trustee. The indenture has been subsequently supplemented as of September 3, 2013, January 13, 2014, February 28, 2014 and April 18, 2014 to add newly acquired or formed subsidiaries as guarantors. Under the indenture, we have previously issued $1,025 million in aggregate principal amount of 7.375% senior notes due 2022 (which we refer to, collectively with the July notes and the exchange notes as the “7.375% notes”). The July notes vote together with and constitute a part of the same series as the 7.375% notes; upon completion of this offering, the exchange notes offered hereby also will vote together with and constitute a part of the same series as the 7.375% notes. In connection with the offering of the July notes, we entered into a registration rights agreement pursuant to which we agreed, among other things, to deliver this prospectus to you, to commence this exchange offer and to use our commercially reasonable efforts to complete the exchange offer on the earliest practicable date after the registration statement is declared effective, but in no event later than 30 business days or longer, if required by the federal securities laws, after the registration statement is declared effective. The summary below describes the principal terms and conditions of the exchange offer. Some of the terms and conditions described below are subject to important limitations and exceptions. See “The Exchange Offer” for a more detailed description of the terms and conditions of the exchange offer and “Description of the Exchange Notes” for a more detailed description of the terms of the exchange notes.

The Exchange Offer
We are offering to exchange up to $350.0 million aggregate principal amount of our 7.375% senior notes due 2022, CUSIP No. 737446AB0, which have been registered under the Securities Act, in exchange for your July notes, CUSIP Nos. 737446AD6 and U7318UAC6. The form and terms of these exchange notes are identical in all material respects to the July notes. The exchange notes, however, will not contain transfer restrictions and registration rights applicable to the July notes.

To exchange your July notes, you must properly tender them, and we must accept them. We will accept and exchange all July notes that you validly tender and do not validly withdraw. We will issue registered exchange notes promptly after the expiration of the exchange offer.

Resale of Exchange Notes
Based on interpretations by the staff of the SEC as detailed in a series of no-action letters issued to third parties, we believe that, as long as you are not a broker-dealer, the exchange notes offered in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating, do not intend to participate in and have no arrangement or understanding with any person to participate in a “distribution” of the exchange notes; and

•	you are not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Moreover, our belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Any broker-dealer that acquires exchange notes for its own account in exchange for July notes must represent that the July notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes. However, by so acknowledging and by delivering a prospectus, such participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. During the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, a participating broker-dealer may use this prospectus for an offer to sell, a resale or other retransfer of exchange notes received in exchange for July notes which it acquired through market-making activities or other trading activities.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on July 25, 2014, unless we extend the expiration date.

Accrued Interest on the Exchange Notes and the July Notes
The exchange notes will bear interest from the most recent date to which interest has been paid on the 7.375% notes. If your July notes are accepted for exchange, then you will receive interest on the exchange notes and not on the July notes. Any July notes not tendered will remain outstanding and continue to accrue interest according to their terms.

Conditions
The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will re-solicit tenders of the July notes. See “The Exchange Offer-Conditions to the Exchange Offer” for more information regarding conditions to the exchange offer.

Procedures for Tendering Notes	Each holder of July notes that wishes to tender its July notes must either:

•
complete, sign and date the accompanying letter of transmittal or a facsimile copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed, if required, and deliver the letter of transmittal, together with any other required documents (including the July notes), to the exchange agent; or

•
if July notes are tendered pursuant to book-entry procedures, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with Depository Trust Company, or DTC, to cause an agent’s message to be transmitted with the required information (including a book-entry confirmation) to the exchange agent; or

•	comply with the procedures set forth below under “Guaranteed Delivery Procedures.”

Holders of July notes that tender July notes in the exchange offer must represent that the following are true:

	•	the holder is acquiring the exchange notes in the ordinary course of its business;

	•	the holder is not participating in, does not intend to participate in, and has no arrangement or understanding with any person to participate in a “distribution” of the exchange notes; and

	•	the holder is not an “affiliate” of us within the meaning of Rule 405 of the Securities Act.

Do not send letters of transmittal, certificates representing July notes or other documents to us or DTC. Send these documents only to the exchange agent at the appropriate address given in this prospectus and in the letter of transmittal. We could reject your tender of July notes if you tender them in a manner that does not comply with the instructions provided in this prospectus and the accompanying letter of transmittal. See “Risk Factors-There are significant consequences if you fail to exchange your July notes” for further information.

Special Procedures for Tenders by Beneficial Owners of Notes	If:

	•	you beneficially own July notes;

	•	those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee; and

	•	you wish to tender your July notes in the exchange offer,

please contact the registered holder as soon as possible and instruct them to tender on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

Guaranteed Delivery Procedures
If you hold July notes in certificated form or if you own July notes in the form of a book-entry interest in a global note deposited with the trustee, as custodian for DTC, and you wish to tender those July notes but:

	•	your July notes are not immediately available;

	•	time will not permit you to deliver the required documents to the exchange agent by the expiration date; or

	•	you cannot complete the procedure for book-entry transfer on time,

you may tender your July notes pursuant to the procedures described in “The Exchange Offer-Procedures for Tendering July Notes-Guaranteed Delivery.”

Withdrawal Rights
You may withdraw your tender of July notes under the exchange offer at any time before the exchange offer expires. Any withdrawal must be in accordance with the procedures described in “The Exchange Offer-Withdrawal Rights.”

Effect on Holders of Notes
As a result of making this exchange offer, and upon acceptance for exchange of all validly tendered July notes, we will have fulfilled our obligations under the registration rights agreement. Accordingly, there will be no special interest payable under the registration rights agreement if July notes were eligible for exchange, but not exchanged, in the exchange offer.

If you do not tender your July notes or we reject your tender, your July notes will remain outstanding and will be entitled to the benefits of the indenture governing the notes. Under such circumstances, you would not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to the July notes.

Any trading market for the July notes could be adversely affected if some but not all of the July notes are tendered and accepted in the exchange offer.

Accounting Treatment
The exchange notes will be recorded at the same carrying value as the July notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. The expenses of the exchange offer will be expensed as incurred.

Material U.S. Federal Income and Estate Tax Consequences	Your exchange of July notes for exchange notes will not be treated as a taxable event for U.S. federal income tax purposes. See “Material U.S. Federal Income and Estate Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the exchange offer or the issuance of the exchange notes.

Exchange Agent
Wells Fargo Bank, National Association is serving as the exchange agent in connection with the exchange offer. The address, telephone number and facsimile number of the exchange agent is set forth under “The Exchange Offer-Exchange Agent.”

SUMMARY OF TERMS OF EXCHANGE NOTES
The form and terms of the exchange notes will be identical in all material respects to the form and terms of the July notes, except that the exchange notes:

•	will have been registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the July notes; and

•	will not contain provisions relating to an increase in the interest rate borne by the July notes under circumstances related to the timing of the exchange offer.
The exchange notes represent the same debt as the July notes and are governed by the same indenture, which is governed by New York law. A brief description of the material terms of the exchange notes follows:

Issuer	Post Holdings, Inc.

Notes Offered	$350.0 million aggregate principal amount of 7.375% Senior Notes due 2022.

Maturity Date	The exchange notes will mature on February 15, 2022.

Interest Rate	We will pay interest on the exchange notes at an annual interest rate of 7.375%.

Interest Payment Dates	February 15 and August 15 of each year, which commenced August 15, 2013.

Subsidiary Guarantees
The exchange notes will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of our existing and future domestic subsidiaries (other than immaterial subsidiaries or receivables finance subsidiaries). Our foreign subsidiaries will not guarantee the notes. As of the date of this prospectus, our primary foreign subsidiaries (excluding non-operating intermediary holding companies or immaterial subsidiaries) were Post Foods Canada Inc., Golden Boy Foods Ltd., and MFI Food Canada Ltd.

Ranking	The exchange notes and the subsidiary guarantees are unsecured, senior obligations. Accordingly, they will be:

•	equal in right of payment with all of our and the subsidiary guarantors’ existing and future senior indebtedness;

•	senior in right of payment to any of our and the subsidiary guarantors’ future subordinated indebtedness;

•
effectively subordinated to all of our and the subsidiary guarantors’ existing and future secured indebtedness, including indebtedness under our credit facilities, to the extent of the value of the collateral securing such indebtedness; and

•
effectively subordinated to all of the existing and future indebtedness and other liabilities, including trade payables, of our non-guarantor subsidiaries (other than indebtedness and other liabilities owed to us or any guarantor).

After giving effect to the Michael Foods financing transactions, we currently have approximately $2,921.8 million of aggregate principal amount of unsecured senior indebtedness outstanding, (including the 7.375% notes, our other senior notes and the amortizing notes component of the units), $885.0 million outstanding on the term loan, $400.0 million available for borrowing under our revolving credit facility, and an additional $50.0 million payment obligation to the sellers of Michael Foods under the merger agreement that is due on June 2, 2015. The amounts borrowed under the term loan and any amounts that we borrow under the revolving credit facility are secured, and therefore effectively senior to the 7.375% notes. In addition, certain of our Michael Foods subsidiaries have outstanding indebtedness of approximately $12.3 million, all of which is secured. See “Description of Certain Indebtedness.”

Optional Redemption
We may redeem some or all of the exchange notes at any time on or after February 15, 2017 at the redemption prices specified in this prospectus under “Description of the Exchange Notes - Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

Offer to Purchase
If we experience a change of control triggering event, each holder of the exchange notes may require us to repurchase all or any part of such holder’s exchange notes at a purchase price equal to 101% of the aggregate principal amount of the exchange notes repurchased, plus any accrued and unpaid interest, if any. See “Description of the Exchange Notes-Repurchase at the Option of the Holders-Offer to Repurchase upon Change of Control.”

Covenants
We will issue the exchange notes under the indenture among us, the subsidiary guarantors and the trustee. The indenture limits, among other things, our ability and the ability of our restricted subsidiaries to:

	•	borrow money or guarantee debt;

	•	create liens;

	•	pay dividends on or redeem or repurchase stock;

	•	make specified types of investments and acquisitions;

	•	enter into or permit to exist contractual limits on the ability of our subsidiaries to pay dividends to us;

	•	enter into new lines of business;

	•	enter into transactions with affiliates; and

	•	sell assets or merge with other companies.

Certain of these covenants are subject to suspension when and if the notes are rated at least “BBB-” by Standard & Poor’s or at least “Baa3” by Moody’s.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of the Exchange Notes-Certain Covenants.”

No Prior Market
There is currently no established market for the exchange notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange.

Form and Denomination
The exchange notes will be issued in minimum denominations of $2,000 and $1,000 integral multiples in excess of $2,000. The exchange notes will be book-entry only and registered in the name of a nominee of DTC. Investors may elect to hold interests in the exchange notes through Clearstream Banking, S.A., or Euroclear Bank S.A./N.V., as operator of the Euroclear system, if they are participants in those systems or indirectly through organizations that are participants in those systems.

Use of Proceeds
We will not receive any proceeds from the exchange offer. Because the exchange notes have substantially identical terms as the July notes, the issuance of the exchange notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement.

SUMMARY SELECTED FINANCIAL INFORMATION
Post Holdings, Inc.
The following tables set forth certain of our summary historical condensed consolidated financial data for each of the fiscal years in the five-year period ended September 30, 2013 and for the six months ended March 31, 2013 and 2014. The consolidated financial data as of and for the years ended September 30, 2013, 2012, 2011, 2010 and 2009 are derived from our audited consolidated financial statements. The consolidated statements of operations data for each of the years in the three-year period ended September 30, 2013 and the consolidated balance sheet data as of September 30, 2013 and 2012 have been derived from our audited consolidated financial statements incorporated by reference herein. The consolidated statement of operations data for the years ended September 30, 2010 and 2009 and the consolidated balance sheet data as of September 30, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements not included or incorporated by reference herein. The summary unaudited historical condensed consolidated financial data for the six months ended March 31, 2013 and 2014 have been derived from our unaudited condensed consolidated financial statements, and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such information. The financial data presented for the interim periods are not necessarily indicative of the results for the full fiscal year.
The summary historical financial data set forth below should be read in conjunction with: (i) our audited consolidated financial statements and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC and incorporated by reference in this prospectus; (ii) our unaudited condensed consolidated financial statements and the notes thereto and the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 filed with the SEC and incorporated by reference in this prospectus; (iii) the consolidated financial statements of Agricore United Holdings, Inc. incorporated by reference from our Current Report on Form 8-K/A filed on January 21, 2014; (iv) the consolidated financial statements of MFI Holding Corporation, incorporated by reference from our Current Report on Form 8-K filed on May 19, 2014; and (v) the combined financial statements of Dymatize Enterprises beginning on page F-1 of this prospectus.

	Six Months Ended March 31,		Year Ended September 30,
(dollars in millions, except per share data)	2014	2013	2013	2012	2011	2010	2009

Statements of Operations Data
Net sales	$735.0	$485.1	$1,034.1	$958.9	$968.2	$996.7	$1,072.1
Cost of goods sold	491.1	276.9	609.2	530.0	516.6	553.7	570.8
Gross profit	243.9	208.2	424.9	428.9	451.6	443.0	501.3
Selling, general and administrative expenses	199.7	142.2	294.4	274.5	239.5	218.8	272.7
Amortization of intangible assets	18.4	6.4	14.6	12.6	12.6	12.7	12.6
Restructuring expenses (a)	0.7	—	3.8	—	—	—	—
Impairment of goodwill and other intangible assets (b)	—	—	2.9	—	566.5	19.4	—
Other operating expenses, net	0.2	0.4	1.4	2.7	1.6	1.3	0.8
Operating profit (loss)	24.9	59.2	107.8	139.1	(368.6)	190.8	215.2
Interest expense	66.3	40.8	85.5	60.3	51.5	51.5	58.3
Other (income) expense	—	—	—	(1.6)	10.5	(2.2)	—
(Loss) earnings before income taxes	(41.4)	18.4	22.3	80.4	(430.6)	141.5	156.9
Income tax (benefit) provision	(20.7)	5.7	7.1	30.5	(6.3)	49.5	55.8
Net (loss) earnings	(20.7)	12.7	15.2	49.9	(424.3)	92.0	101.1
Preferred stock dividends	(6.9)	(0.8)	(5.4)	—	—	—	—
Net (loss) earnings available to common stockholders	$(27.6)	$11.9	$9.8	$49.9	$(424.3)	$92.0	$101.1

(Loss) Earnings Per Share (c)
Basic	(0.83)	0.36	$0.30	$1.45	$(12.33)	$2.67	$2.94
Diluted	(0.83)	0.36	$0.30	$1.45	$(12.33)	$2.67	$2.94

Statements of Cash Flows Data
Depreciation and amortization	$51.2	$32.4	$76.8	$63.2	$58.7	$55.4	$50.6
Cash provided (used) by:
Operating activities	$18.5	18.6	$119.2	$144.0	$143.8	$135.6	$221.1
Investing activities	(1,050.6)	(20.2)	(423.8)	(30.9)	(14.9)	(24.3)	(36.7)
Financing activities	1,463.2	309.1	648.8	(57.1)	(132.1)	(112.4)	(183.3)

	March 31,		Year Ended September 30,
	2014	2013	2013	2012	2011	2010	2009

Balance Sheet Data
Cash and cash equivalents	$825.9	$365.4	$402.0	$58.2	$1.7	$4.8	$5.7
Working capital (excl. cash, cash equivalents, and restricted cash)	258.2	81.4	82.0	25.1	(0.7)	68.0	39.5
Total assets	5,184.1	3,074.6	3,473.8	2,732.3	2,723.2	3,348.0	3,368.1
Debt, including short-term portion	2,302.1	1,039.5	1,408.6	945.6	784.5	716.5	716.5
Other liabilities	120.7	131.9	116.3	129.2	104.9	90.7	78.3
Total equity	2,091.4	1,482.3	1,498.6	1,231.5	1,434.7	2,061.7	2,023.3
____________

(a)
For information about restructuring expenses, see Note 4 of “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013, and Note 2 of “Notes to Condensed Consolidated Financial Statements” in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, which are incorporated by reference herein.

(b)
For information about the impairment of goodwill and other intangible assets, see “Critical Accounting Policies and Estimates” and Notes 2 and 6 of “Notes to Consolidated Financial Statements” contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013, which is incorporated by reference herein.

(c)
(Loss) earnings per share for the fiscal years ended September 30, 2011, 2010 and 2009 are calculated assuming weighted-average shares outstanding of 34.4 million shares which represents the amount of common shares outstanding following the distribution of one share of Post common stock for every two shares of Ralcorp common stock and the retention of approximately 6.8 million shares by Ralcorp. For these periods, there are no dilutive shares as there were no actual shares or share-based awards outstanding prior to the distribution.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information contained or incorporated by reference in this prospectus, prior to participating in the exchange offer. You also should consider the matters discussed under “Risk Factors” in our Current Report on Form 8-K filed with the SEC on March 10, 2014 (the second Form 8-K only) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 9, 2014, which are incorporated by reference in this prospectus. The risks described below or incorporated by reference herein are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business operations. Any of the following risks or the risks incorporated by reference herein could materially and adversely affect our business, financial condition or results of operations.
Risks Relating to the Exchange Offer
There are significant consequences if you fail to exchange your July notes.
We did not register the July notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, the July notes may only be transferred in limited circumstances under the securities laws. If you do not exchange your July notes in the exchange offer, you will lose your right to have the July notes registered under the Securities Act, subject to certain limitations. If you continue to hold July notes after the exchange offer, you may be unable to sell the July notes. Outstanding July notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing restrictions.
You cannot be sure that an active trading market for the exchange notes will develop.
We do not intend to apply for a listing of the exchange notes on any securities exchange. We do not know if an active public market for the exchange notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the exchange notes may be adversely affected. We cannot make any assurances regarding the liquidity of the market for the exchange notes, the ability of holders to sell their exchange notes or the price at which holders may sell their exchange notes. In addition, the liquidity and the market price of the exchange notes may be adversely affected by changes in the overall market for securities similar to the exchange notes, by changes in our financial performance or prospects and by changes in conditions in our industry.
You must follow the appropriate procedures to tender your July notes or they will not be exchanged.
The exchange notes will be issued in exchange for the July notes only after timely receipt by the exchange agent of the July notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent’s message and all other required documentation. If you want to tender your July notes in exchange for exchange notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of July notes for exchange. Outstanding July notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the July notes in the exchange offer to participate in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offer” and “Plan of Distribution” later in this prospectus.
The consummation of the exchange offer may not occur.
We are not obligated to complete the exchange offer under certain circumstances. See “The Exchange Offer-Conditions to the Exchange Offer.” Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their exchange notes.
You may be required to deliver prospectuses and comply with other requirements in connection with any resale of the exchange notes.
If you tender your July notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. In addition, if you are a broker-dealer that receives exchange notes for your own account in exchange for July notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

Risks Related to the 7.375% Notes and our Indebtedness Generally
We have substantial debt and high leverage, which could have a negative impact on our financing options and liquidity position and prevent us from fulfilling our obligations under the exchange notes.
After giving effect to the Michael Foods financing transactions, we currently have approximately $2,921.8 million of aggregate principal amount of unsecured senior indebtedness outstanding (including the 7.375% notes, our 6.75% senior notes due 2021 (which we refer to as the 6.75% notes), the 6.00% notes and the amortizing notes components of the units). We also currently have approximately $885.0 million outstanding on the term loan, $400.0 million available for borrowing under our revolving credit facility and an additional $50.0 million payment obligation to the sellers of the Michael Foods business under the merger agreement that is due on June 2, 2014. The amounts borrowed under the term loan and any amounts that we borrow under the revolving credit facility are secured and therefore effectively senior to all of our outstanding notes. In addition, certain of our Michael Foods subsidiaries have outstanding indebtedness of approximately $12.3 million, all of which is secured.
Our overall leverage and the terms of our financing arrangements could:

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	make it more difficult for us to satisfy our obligations under the notes;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

•
limit our flexibility to plan for and to adjust to changing business and market conditions in the industry in which we operate and increase our vulnerability to general adverse economic and industry conditions;

•
require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future investments, capital expenditures, working capital, business activities and other general corporate requirements;

•
limit our ability to obtain additional financing for working capital, for capital expenditures, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity, particularly if any ratings assigned to our debt securities by rating organizations were revised downward; and

•	subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition.
Our ability to meet expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in consumer preferences, the success of product and marketing innovation and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity.
Despite our substantial indebtedness level, we will still be able to incur substantial additional amounts of debt, which could further exacerbate the risks associated with our indebtedness.
We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing our 7.375% notes (including the July notes and the exchange notes), the indenture governing the 6.75% notes, the indenture governing our 6.00% notes and the indenture and supplemental indenture governing the amortizing notes component of the units do not fully prohibit us or our subsidiaries from doing so. We have $400.0 million of undrawn availability under our revolving credit facility, all of which is permitted to be drawn under the terms of the credit facility, the term loan and our indentures (and all of which will be secured when drawn). If new debt is added to our current debt levels, the related risks we could face would be magnified.
The 7.375% notes, including the exchange notes, rank equal in right of payment with the 6.75% notes, the 6.00% notes and the amortizing notes component of the units. The 7.375% notes, including the exchange notes, the 6.75% notes, the 6.00% notes and the amortizing notes component of the units are all effectively subordinated to the subsidiary guarantors’ and our secured debt. The exchange notes and the guarantees of the exchange notes are unsecured and therefore will be effectively subordinated to any of the subsidiary guarantors’ and our secured debt to the extent of the value of the assets securing that debt. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the notes. The exchange notes will be effectively subordinated to any secured debt.

The indentures governing the exchange notes, our 6.75% notes and our 6.00% notes, and the indenture and supplemental indenture governing the amortizing notes component of the units, all allow us to incur a substantial amount of additional secured debt.
The agreements governing our debt, including the indenture governing the 7.375% notes, contain or may in future financings contain, various covenants that limit our ability to take certain actions and also require us to meet financial maintenance tests, failure to comply with which could have a material adverse effect on us.
Our financing arrangements contain restrictions, covenants and events of default that, among other things, require us to satisfy certain financial tests and maintain certain financial ratios and restrict our ability to incur additional indebtedness and to refinance our existing indebtedness. Financing arrangements which we enter into in the future could contain similar restrictions and could additionally require us to comply with financial tests or maintain financial ratios and covenants. The terms of our financing arrangements impose, and financing arrangements which we enter into in the future may impose, various restrictions on us that could limit our ability to pay dividends, respond to market conditions, or provide for capital investment needs or take advantage of business opportunities by limiting the amount of additional borrowings we may incur. These restrictions may include compliance with, or maintenance of, certain financial tests and ratios and may limit or prohibit our ability to, among other things:

•	borrow money or guarantee debt;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make specified types of investments and acquisitions;

•	enter into or permit to exist contractual limits on the ability of our subsidiaries to pay dividends to us;

•	enter into transactions with affiliates; and

•	sell assets or merge with other companies.
Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions.
A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the exchange notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.
To service our indebtedness and other cash needs, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.
Our ability to pay interest on the exchange notes, to satisfy our other debt obligations and to fund any planned capital expenditures, dividends and other cash needs will depend in part upon the future financial and operating performance of our subsidiaries and upon our ability to renew or refinance borrowings. Prevailing economic conditions and financial, business, competitive, legislative, regulatory and other factors, many of which are beyond our control, will affect our ability to make these payments.
In addition, prior to the repayment of the exchange notes, we may be required to refinance or repay our credit facilities. If we are unable to make payments or refinance our debt or obtain new financing under these circumstances, we may consider other options, including:

•	sales of assets;

•	sales of equity;

•	reduction or delay of capital expenditures, strategic acquisitions, investments and alliances; or

•	negotiations with our lenders to restructure the applicable debt.
Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, including the 7.375% notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the 7.375% notes, on or before maturity. We may not be able to refinance any of our debt on commercially reasonable terms or at all.
Your right to receive payments on the exchange notes is effectively subordinated to the rights of our secured creditors. Further, the guarantees of the exchange notes are effectively subordinated to all of our subsidiary guarantors’ secured indebtedness. The exchange notes will also be structurally subordinated to the indebtedness of our non-guarantor subsidiaries.
Holders of any secured indebtedness of us or any secured indebtedness of the subsidiary guarantors will have claims that are prior to your claims as holders of the exchange notes to the extent of the value of the assets securing that other indebtedness. The exchange notes are effectively subordinated to any such secured indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets that constitute their collateral. Holders of the exchange notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the exchange notes (including the other holders of the 7.375% notes and the 6.75% notes), and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the 7.375% notes. As a result, holders of exchange notes may receive less, ratably, than holders of secured indebtedness.
In addition, the notes are structurally subordinated to the indebtedness of our non-guarantor subsidiaries. As of the date of this prospectus, our primary foreign subsidiaries (excluding non-operating intermediary holding companies or immaterial subsidiaries) are Post Foods Canada Inc., Golden Boy Foods Ltd., and MFI Food Canada Ltd. Our non-guarantor subsidiaries currently have no material third party indebtedness for borrowed money; however, the notes will be effectively subordinated to the accounts payable, pension obligations and other liabilities of such subsidiaries.
The indenture governing the exchange notes limits our ability to make certain restricted payments, including dividends; however, any amounts paid by us in the form of dividends or other restricted payments will not be available in the future to satisfy our obligations to the holders of the exchange notes and our other indebtedness.
The indenture governing the exchange notes, as well as the indenture governing the 6.75% notes, the indenture governing the 6.00% notes, and the indenture and supplemental indenture governing the amortizing notes component of the units, all contain limitations on our payment of dividends. However, the indentures will permit us to pay a significant amount to stockholders in the form of dividends and other payments in respect of our common and preferred stock. While we have not paid dividends on our common stock to date, we have paid and we intend to continue paying quarterly dividends on our convertible preferred stock. Any amounts paid by us in the form of dividends or other restricted payments, including redemptions of our convertible preferred stock, will not be available in the future to satisfy our obligations to the holders of the exchange notes and our other indebtedness.
We may not have the ability to raise the funds necessary to finance the change of control offer required by the indentures governing the 7.375% notes, the 6.75% notes and the 6.00% notes.
Upon the occurrence of certain specific change of control events, we will be required to offer to repurchase all outstanding 7.375% notes, including the exchange notes and the previously issued and exchanged 7.375% notes, our 6.75% notes and our 6.00% notes at 101% of the principal amount thereof plus accrued and unpaid interest and special interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our facilities will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indentures governing the exchange notes. See “Description of the Exchange Notes-Repurchase at the Option of the Holders-Offer to Repurchase upon Change of Control.”
Noteholders may not be able to determine when a change of control giving rise to mandatory repurchase rights has occurred following a sale of “substantially all” of our and our restricted subsidiaries’ assets.
The definitions of change of control in the indentures governing the 7.375%, the 6.75% notes and the 6.00% notes include a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our and our restricted subsidiaries’ assets, taken as a whole. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a noteholder to require us to repurchase the exchange notes as a result of a sale, transfer, conveyance or other disposition of less than all of our and our restricted subsidiaries’ assets to another individual, group or entity may be uncertain.

We are subject to certain fraudulent transfer and conveyance laws, which may have adverse implications for the holders of the exchange notes.
The exchange notes, along with the rest of our 7.375% notes, our 6.75% notes and our 6.00% notes, are guaranteed by our domestic subsidiaries. These guarantees may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy proceeding is commenced by or on behalf of a subsidiary guarantor’s creditors. Under these laws, if in such a proceeding a court were to find that a subsidiary guarantor:

•	incurred its guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring its guarantees and

•	was insolvent or was rendered insolvent by reason of such guarantee;

•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

•
intended to incur or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes;

then the court could void such subsidiary guarantee or subordinate such subsidiary’s guarantee to such subsidiary’s presently existing or future debt or take other actions detrimental to you.
The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt:

•	it could not pay its debts or contingent liabilities as they become due;

•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or

•
the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

We cannot assure you as to what standard a court would apply in order to determine whether a subsidiary guarantor was “insolvent” as of the date its guarantee was issued, and, regardless of the method of valuation, a court could determine that such subsidiary guarantor was insolvent on that date. A court could also determine, regardless of whether a subsidiary guarantor was insolvent on the date the subsidiary’s guarantee was issued, that the payments constituted fraudulent transfers on another ground.
The subsidiary guarantees could be subject to the claim that, since the subsidiary guarantees were incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantors, the obligations of the subsidiary guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could void a subsidiary guarantor’s obligation under its subsidiary guarantee, subordinate the subsidiary guarantee to the other indebtedness of a subsidiary guarantor, direct that holders of the 7.375% notes return any amounts paid under a subsidiary guarantee to the relevant subsidiary guarantor or to a fund for the benefit of its creditors, or take other action detrimental to the holders of the 7.375% notes. In addition, since the guarantees by the subsidiary guarantors are limited to the maximum amount that the subsidiary guarantors are permitted to guarantee under applicable law, each subsidiary guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such subsidiary guarantor. Also, you will lose the benefit of the guarantee if it is released under certain circumstances described under “Description of the Exchange Notes-Brief Description of the 7.375% notes and the Subsidiary Guarantees-The Subsidiary Guarantees.”
Each subsidiary guarantee will contain a provision intended to limit a guarantor’s liability to the maximum amount that it could incur without causing its guarantee to be deemed a fraudulent transfer. However, this provision may not be effective to protect the guarantee from being avoided under fraudulent transfer law, or may reduce or eliminate the subsidiary guarantor’s obligations to an amount which would effectively render the guarantee worthless.
If an active trading market does not develop for the 7.375% notes, you may not be able to resell them.
We do not intend to apply for the listing of the exchange notes, or our 7.375% notes generally, on any securities exchange or automated interdealer quotation system. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value or at all. Future trading prices of the exchange notes will depend on many factors, including, among other things, our ability to effect the exchange offer, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchasers of the July notes that they currently intend to make a market in the exchange notes after the exchange offer is completed. However, the initial purchasers may cease their market-making at any time.

We are a holding company. Substantially all of our business is conducted through our subsidiaries. Our ability to repay our debt, including the exchange notes, depends on the performance of our subsidiaries and their ability to make distributions to us.
We are a holding company, and we conduct all of our operations through our subsidiaries. As a result, we rely on dividends, loans and other payments or distributions from our subsidiaries to meet our debt service obligations and enable us to pay interest and dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us depends substantially on their respective operating results, and is subject to restrictions under, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries, the terms of our financing arrangements, and the terms of any future financing arrangements of our subsidiaries. See “Description of the Notes-Certain Covenants.”
Any decline in the ratings of our corporate credit could adversely affect the value of the exchange notes.
Any decline in the ratings of our corporate credit or any indications from the rating agencies that their ratings on our corporate credit are under surveillance or review with possible negative implications could adversely affect the value of the exchange notes. In addition, a ratings downgrade could adversely affect our ability to access capital.
The market price for the exchange notes (if any) may be volatile.
Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market for the exchange notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of the exchange notes.
Many of the covenants in the indenture will not apply if the 7.375% notes are rated investment grade by both Moody’s and Standard & Poor’s.
Many of the covenants in the indenture will not apply to us if the 7.375% notes are rated investment grade by both Moody’s and Standard & Poor’s, provided at such time no default or event of default has occurred and is continuing. These covenants restrict, among other things, our ability to pay distributions, incur debt and to enter into certain other transactions. There can be no assurance that the 7.375% notes will ever be rated investment grade or that, if they are rated investment grade, the 7.375% notes will maintain these ratings. Suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. To the extent the covenants are subsequently reinstated, any such action taken while the covenants were suspended would not result in an event of default under the indenture. See “Description of the Exchange Notes-Certain Covenants-Covenant Suspension.”

USE OF PROCEEDS
We will not receive any proceeds from the exchange offer. Because the exchange notes have substantially identical terms as the outstanding 7.375% notes, the issuance of the exchange notes will not result in any increase in our indebtedness. The July notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. The exchange offer is intended to satisfy our obligations under the registration rights agreement.

RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges for each of the periods indicated is set forth below. For purposes of calculating these ratios, earnings represent income before income taxes and equity earnings from affiliates plus fixed charges. Fixed charges include interest expense, capitalized interest and our estimate of the interest component of rent expense.

	Six Months Ended March 31, 2014	Fiscal Year Ended September 30,
		2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges	—(1)	1.3	2.3	—(2)	3.6	3.6

(1)	For the six months ended March 31, 2014, earnings were insufficient to cover each of (a) fixed charges, and (b) fixed charges and preferred stock dividends by $41.9 million.

(2)	For the year ended September 30, 2011, earnings were insufficient to cover fixed charges by $434.9 million.
The fiscal year ratios presented above are based on our historical audited consolidated financial statements and selected financial data included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC and incorporated by reference in this prospectus. The ratio presented above for the six months ended March 31, 2014 is based on our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 filed with the SEC and incorporated by reference in this prospectus. For more information on how these ratios are calculated, see our “Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends,” attached as Exhibit 12.1 to our Post-Effective Amendment No. 1 to Form S-3 filed with the SEC on May 19, 2014.

DESCRIPTION OF CERTAIN INDEBTEDNESS
We have summarized below the material terms of certain agreements relating to our indebtedness other than the 7.375% notes, which are described under “Description of the Exchange Notes.” You are encouraged to read the agreements that govern such indebtedness, which are filed as exhibits to the registration statement of which this prospectus is a part, for greater detail on the terms of the agreements that may be important to you.

Secured Credit Facilities

On January 29, 2014, we entered into a credit agreement (which we refer to as the original credit agreement) with various financial institutions that provided for a revolving credit facility in an aggregate principal amount of $300.0 million and potential incremental revolving and term loan credit facilities at our request and at the discretion of the lenders. On May 1, 2014, we amended the original credit agreement to provide for, among other matters, (a) facilitating the acquisition of Michael Foods and the additional financing contemplated as part of the acquisition, (b) increasing the senior secured leverage ratio covenant, calculated as set forth in the original credit agreement as amended by the amendment, from 2.75 to 1.00 to 3.00 to 1.00 and (c) increasing the amount of permitted capital expenditures. Also on May 1, 2014, we executed a joinder agreement to the original credit agreement that provided for an incremental revolving credit commitment that effectively increased the maximum aggregate amount of the revolving credit facility to $400.0 million. As of the date hereof, we have not made any draws under the revolving credit facility. We intend to use the revolving credit facility, as increased, for general corporate purposes including funding pending and future acquisitions. If and when we do make draws under the revolving credit facility, any outstanding amounts must be repaid on or before January 29, 2019.

On June 2, 2014, we executed a second joinder agreement to the original credit agreement and borrowed $885.0 million under the term loan facility. The outstanding amounts under the term loan must be repaid in quarterly principal installments of $2,212,500 beginning on September 30, 2014 and must be repaid in full on June 2, 2021. We are also required under the credit agreement and the second joinder to make certain prepayments of principal of the term loan under specified circumstances.

Our obligations under the credit agreement as amended, including our obligations under the term loan, are unconditionally guaranteed by our existing and subsequently acquired or organized direct and indirect domestic subsidiaries (other than immaterial domestic subsidiaries and certain excluded subsidiaries) and are secured by security interests in substantially all of our assets and the assets of our subsidiary guarantors, including certain material real property.

Amortizing Notes Component of Tangible Equity Units

On May 28, 2014, we completed the public offering of 2,875,000 5.25% tangible equity units, with a stated value of $100.00 per unit resulting in gross proceeds of $287.5 million. Each unit consists of a prepaid stock purchase contract and an amortizing note. Unless settled earlier, each stock purchase contract will automatically settle on June 1, 2017 (subject to postponement in limited circumstances) for a number of shares of our common stock that will equal at least 1.7114 shares and not more than 2.0964 shares (subject to adjustments in certain circumstances). Each amortizing note has an initial principal amount of $14.5219 and the aggregate principal amount of the amortizing notes is approximately $41.8 million. Each amortizing note bears interest at a rate of 5.25% per annum and will have a final installment payment date of June 1, 2017. On each March 1, June 1, September 1 and December 1, commencing on September 1, 2014, we will pay quarterly cash installments of $1.3125 per amortizing note (except for the September 1, 2014 installment payment, which will be $1.35625 per amortizing note), which cash payment in the aggregate per year will be equivalent to a 5.25% cash payment per year with respect to each $100.00 stated amount of units. Each installment will constitute a payment of interest and a partial repayment of principal.

The amortizing notes are our senior unsecured obligations. The indebtedness evidenced by the amortizing notes ranks senior in right of payment to our existing and future subordinated indebtedness, ranks equally in right of payment with all of our existing and future senior indebtedness (including the 7.375% notes, the 6.75% notes and the 6.00% notes) that is not so subordinated, is effectively subordinated in right of payment to our existing and future secured indebtedness, including the term loan and our existing revolving credit facility, to the extent of the value of the assets securing such indebtedness and is structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

If we elect to settle the purchase contracts early, which is permitted under the terms of such contracts, then holders of the units will have the right to require us to repurchase some or all of their amortizing notes on the repurchase date for cash at a specified repurchase price per note. In connection with any early settlement of purchase contracts at the holders’ election, holders will not have the right to require us to repurchase any or all of their amortizing notes.

6.00% Senior Notes due 2022

On June 2, 2014, we issued the 6.00% notes due 2022 in an aggregate principal amount of $630.0 million to certain qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, and to certain non-U.S. person in transactions outside the United States in reliance on Regulation S under the Securities Act. The 6.00% notes were issued pursuant to an indenture dated as of June 2, 2014, among us, the guarantors from time to time party thereto and Wells Fargo Bank, National Association, as trustee (which we refer to as the 6.00% notes indenture). The 6.00% notes are our unsecured unsubordinated obligations and are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of our existing and future domestic subsidiaries (other than immaterial subsidiaries or receivables finance subsidiaries).

The 6.00% notes bear interest at a rate of 6.00% per year. Interest payments are due semi-annually each June 15 and December 15, with the first interest payment due on December 15, 2014. The maturity date of the 6.00% notes is December 15, 2022.
The 6.00% notes and their subsidiary guarantees are unsecured, senior obligations. Accordingly, they are:

•	equal in right of payment with all of our and the subsidiary guarantors’ existing and future senior indebtedness, including the 7.375% notes, the 6.75% notes and the amortizing notes;

•	senior in right of payment to any of our and the subsidiary guarantors’ future subordinated indebtedness;

•	effectively subordinated to all of our and the subsidiary guarantors’ existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness; and

•
effectively subordinated to all of the existing and future indebtedness and other liabilities, including trade payables, of our non-guarantor subsidiaries (other than indebtedness and other liabilities owed to us or any guarantors).

At any time prior to June 15, 2017, we may redeem up to 40% of the aggregate principal amount of the 6.00% notes at a redemption price equal to 106.00% of the principal amounts of the 6.00% notes redeemed, plus accrued and unpaid interest to the redemption date with an amount not to exceed the net cash proceeds of certain equity offerings of the Company so long as at least 50% of the aggregate principal amount of 6.00% notes originally issued under the indenture remains outstanding immediately after the redemption (unless all such 6.00% notes are otherwise repurchased or redeemed) and the redemption occurs within 90 days of the date of the closing of such equity offering.

At any time prior to June 15, 2018, we may redeem all or a part of the 6.00% notes at a redemption price equal to 100% of the principal amount of the 6.00% notes redeemed and accrued and unpaid interest, plus a premium provided for in the 6.00% notes indenture, which would be the greater of (1) 1.0% of the principal amount of each 6.00% note being redeemed or (2) the excess of (i) the present value at the redemption date of (x) the redemption price of the 6.00% note being redeemed at June 15, 2018 plus (y) all required interest payments due on such 6.00% note through May 30, 2018 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (ii) the principal amount of such 6.00% note.

On or after June 15, 2018, we may redeem all or part of the 6.00% notes at the redemption prices (expressed as a percentage of the principal amount of the 6.00% notes) set forth below, plus accrued and unpaid interest, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

Redemption Year	Price
2018	103.0000%
2019	101.5000%
2020 and thereafter	100.0000%
If we experience a change of control (as defined in the 6.00% note indenture), holders of the 6.00% notes may require us to purchase the 6.00% notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase.
The 6.00% notes indenture limits our ability and the ability of our restricted subsidiaries to, among other things: borrow money or guarantee debt; create liens; pay dividends on or redeem or repurchase stock; make specified types of investments and acquisitions; enter into or permit to exist contractual limits on the ability of our subsidiaries to pay dividends to us; enter into new lines of business; enter into transactions with affiliates; and sell assets or merge with other companies. Certain of these covenants are subject to suspension when and if the 6.00% notes are rated at least “BBB-” by Standard & Poor’s or at least “Baa3” by Moody’s.
The 6.00% notes indenture contains customary events of default that include, among other things (subject in certain cases to customary grace and cure periods): (i) non-payment of principal or interest; (ii) breach of certain covenants contained in the 6.00% notes indenture or the 6.00% notes, (iii) defaults in failure to pay certain other indebtedness or the acceleration of certain other indebtedness prior to maturity, (iv) the failure to pay certain final judgments, (v) the failure of certain guarantees to be enforceable and (vi) certain events of bankruptcy or insolvency. Generally, if an event of default occurs (subject to certain exceptions), the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding 6.00% notes may declare all the 6.00% notes to be due and payable immediately.
6.75% Senior Notes Due 2021

On November 18, 2013 and March 19, 2014, we issued 6.75% senior notes due 2021 with a combined aggregate principal amount of $875.0 million to certain qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act. The 6.75% notes were issued pursuant to an indenture dated as of November 18, 2013, among us, our then subsidiaries as guarantors and Wells Fargo Bank, National Association, as trustee; such indenture has subsequently been supplemented as of January 13, 2014, February 28, 2014 and April 18, 2014 to add as guarantors our subsidiaries that have been acquired or organized after November 18, 2013.
The 6.75% notes bear interest at a rate of 6.75% per year. Interest payments are due semi-annually each June 1 and December 1, with the first interest payment due on June 1, 2014. The maturity date of the 6.75% notes is December 1, 2021.
The 6.75% notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of our existing and future domestic subsidiaries (other than immaterial subsidiaries or receivables finance subsidiaries).
The 6.75% notes and the subsidiary guarantees are unsecured, senior obligations. Accordingly, they are:

•	equal in right of payment with all of our and the subsidiary guarantors’ existing and future senior indebtedness, including the 7.375% notes, the 6.00% notes and the amortizing notes;

•	senior in right of payment to any of our and the subsidiary guarantors’ future subordinated indebtedness;

•	effectively subordinated to all of our and the subsidiary guarantors’ existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness; and

•
effectively subordinated to all of the existing and future indebtedness and other liabilities, including trade payables, of our non-guarantor subsidiaries (other than indebtedness and other liabilities owed to us or any guarantors.

Prior to December 1, 2016, we may redeem up to 40% of the aggregate principal amount of 6.75% notes at a redemption price equal to 106.750% of the principal amount of the 6.75% notes redeemed, plus accrued and unpaid interest to the redemption date with an amount not to exceed the net cash proceeds of certain equity offerings by us so long as at least 50% of the aggregate principal amount of 6.75% notes originally issued under the 2021 indenture remains outstanding immediately after the redemption (unless all such 6.75% notes are otherwise repurchased or redeemed) and the redemption occurs within 90 days of the date of the closing of such equity offering.
At any time prior to December 1, 2017, we may redeem all or a part of the 6.75% notes at a redemption price equal to 100% of the principal amount of the 6.75% notes redeemed and accrued and unpaid interest, plus a premium provided for in the 2021 indenture, which would be the greater of (1) 1.0% of the principal amount of each 2021 note being redeemed or (2) the excess of (i) the present value at the redemption date of (x) the redemption price of the 2021 note being redeemed at December 1, 2017 plus (y) all required interest payments due on each such 2021 note through December 1, 2017 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (ii) the principal amount of such 2021 note.
On or after December 1, 2017, we may redeem all or a part of the 6.75% notes at the redemption prices (expressed as a percentage of principal amount of the 6.75% notes) set forth below, plus accrued and unpaid interest, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 1 of the years indicated below:

Redemption Year	Price
2017	103.3750%
2018	101.6875%
2019 and thereafter	100.0000%
If we experience a change of control (as defined in the 2021 indenture), holders of the 6.75% notes may require us to purchase the 6.75% notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase.
The 2021 indenture limits our ability and the ability of our restricted subsidiaries to, among other things: borrow money or guarantee debt; create liens; pay dividends on or redeem or repurchase stock; make specified types of investments and acquisitions; enter into or permit to exist contractual limits on the ability of our subsidiaries to pay dividends to us; enter into new lines of business; enter into transactions with affiliates; and sell assets or merge with other companies. Certain of these covenants are subject to suspension when and if the 6.75% notes are rated at least “BBB-” by Standard & Poor’s or at least “Baa3” by Moody’s.
The 2021 indenture contains customary events of default that include, among other things (subject in certain cases to customary grace and cure periods): (i) non-payment of principal or interest; (ii) breach of certain covenants contained in the indenture or the 6.75% notes, (iii) defaults in failure to pay certain other indebtedness or the acceleration of certain other indebtedness prior to maturity, (iv) the failure to pay certain final judgments, (v) the failure of certain guarantees to be enforceable and (vi) certain events of bankruptcy or insolvency. Generally, if an event of default occurs (subject to certain exceptions), the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding 6.75% notes may declare all the 6.75% notes to be due and payable immediately.

THE EXCHANGE OFFER
Purpose of the Exchange Offer
Simultaneously with the sale of the July notes, we entered into a registration rights agreement with Credit Suisse Securities (USA) LLC, Barclays Capital Inc., J.P. Morgan Securities LLC, BMO Capital Markets Corp., Goldman, Sachs & Co., Nomura Securities International, Inc., SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC, as representatives of the initial purchasers. Under the registration rights agreement, we agreed to use commercially reasonable efforts to file a registration statement to register the July notes with the SEC on or prior to May 4, 2014 and have the registration statement be declared effective on or prior to July 13, 2014 or to file a shelf registration for the resale of the July notes if an exchange offer cannot be completed within the time period specified in the agreement. See “Description of the Exchange Notes - Registration Rights; Special Interest.”
We are conducting the exchange offer to satisfy our obligations under the registration rights agreement. If one or more registration defaults occur under the registration rights agreement (as described under “Description of the Exchange Notes - Registration Rights; Special Interest”), including if the exchange offer is not completed by 30 business days after the date of effectiveness or longer, if required by the federal securities laws, the annual interest rate on the notes will increase by 0.25% per year. The amount of this “special interest” will increase by an additional 0.25% per year for any subsequent 90-day period until all registration defaults are cured, up to a maximum additional interest rate of 1.00% per year. A copy of the registration rights agreement has been filed with the SEC as Exhibit 4.2 to our Current Report on Form 8-K dated July 18, 2013 and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.
The form and terms of the exchange notes are the same as the form and terms of the outstanding 7.375% notes, including the July notes, except that the exchange notes:

•	will be registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the July notes; and

•	will not contain provisions relating to an increase in any interest rate in connection with the July notes under circumstances related to the timing of the exchange offer.
The exchange offer is not extended to original note holders in any jurisdiction where the exchange offer does not comply with the securities or blue sky laws of that jurisdiction.
Terms of the Exchange Offer
We are offering to exchange up to $350.0 million aggregate principal amount of exchange notes for a like aggregate principal amount of July notes. The July notes must be tendered properly in accordance with the conditions set forth in this prospectus and the accompanying letter of transmittal on or prior to the expiration date and not withdrawn as permitted below. In exchange for July notes properly tendered and accepted, we will issue a like total principal amount of up to $350.0 million in exchange notes. This prospectus, together with the letter of transmittal, is first being sent on or about June 25, 2014, to all holders of July notes known to us. Our obligation to accept July notes for exchange in the exchange offer is subject to the conditions described below under the heading “Conditions to the Exchange Offer.” The exchange offer is not conditioned upon holders tendering a minimum principal amount of July notes. As of the date of this prospectus, $350.0 million aggregate principal amount of July notes are outstanding, and there is an aggregate principal amount of $1,375.0 million of 7.375% notes, including the July notes, outstanding.
Outstanding July notes tendered in the exchange offer must be in denominations of $2,000 and any higher integral multiple of $1,000.
Holders of the July notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. If you do not tender your July notes or if you tender July notes that we do not accept, your July notes will remain outstanding. Any July notes will be entitled to the benefits of the indenture but will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to such July notes. See “Risk Factors-Risks Relating to the Exchange Offer-There are significant consequences if you fail to exchange your July notes” for more information regarding July notes outstanding after the exchange offer. After the expiration date, we will return to the holder any tendered July notes that we did not accept for exchange.
None of us, our board of directors or our management recommends that you tender or not tender July notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of July notes to tender.

The expiration date is 5:00 p.m., New York City time, on July 25, 2014, or such later date and time to which we extend the exchange offer.
We have the right, in accordance with applicable law, at any time:

•	to delay the acceptance of the July notes;

•	to terminate the exchange offer and not accept any July notes for exchange if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied;

•	to extend the expiration date of the exchange offer and retain all July notes tendered in the exchange offer other than those notes properly withdrawn; and

•	to waive any condition or amend the terms of the exchange offer in any manner.
If we materially amend the exchange offer or if we waive a material condition to the exchange offer, we will as promptly as practicable distribute a prospectus supplement to the holders of the July notes disclosing the change or waiver and extend the exchange offer as required by law to cause this exchange offer to remain open for at least five business days following such notice.
If we exercise any of the rights listed above, we will as promptly as practicable give oral or written notice of the action to the exchange agent and will make a public announcement of such action. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
Acceptance of Outstanding July Notes for Exchange and Issuance of Exchange Notes
Promptly after the expiration date, we will accept all July notes validly tendered and not withdrawn, and we will issue exchange notes registered under the Securities Act to the exchange agent. The exchange agent might not deliver the exchange notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.
We will be deemed to have exchanged July notes validly tendered and not withdrawn when we give oral or written notice to the exchange agent of our acceptance of the tendered July notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of July notes, letters of transmittal and related documents.
In tendering July notes, you must warrant in the letter of transmittal or in an agent’s message (described below) that:

•	you have full power and authority to tender, exchange, sell, assign and transfer July notes;

•	we will acquire good, marketable and unencumbered title to the tendered July notes, free and clear of all liens, restrictions, charges and other encumbrances; and

•	the July notes tendered for exchange are not subject to any adverse claims or proxies.
You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the July notes.
Procedures for Tendering July Notes
Valid Tender
When the holder of July notes tenders, and we accept, July notes for exchange, a binding agreement between us, on the one hand, and the tendering holder, on the other hand, is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of July notes who wishes to tender July notes for exchange must, on or prior to the expiration date:

•
transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal (including July notes), to the exchange agent, Wells Fargo Bank, N.A., at the address set forth below under the heading “-Exchange Agent;”

•
if July notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with the Depository Trust Company, or DTC, to cause an agent’s message to be transmitted with the required information (including a book-entry confirmation), to the exchange agent at the address set forth below under the heading “-Exchange Agent;” or

•	comply with the provisions set forth below under “-Guaranteed Delivery.”

In addition, on or prior to the expiration date:

•	the exchange agent must receive the certificates for the July notes and the letter of transmittal;

•
the exchange agent must receive a timely confirmation of the book-entry transfer of the July notes being tendered into the exchange agent’s account at DTC, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.
The letter of transmittal or agent’s message may be delivered by mail, facsimile, hand delivery or overnight carrier, to the exchange agent.
The term “agent’s message” means a message transmitted to the exchange agent by DTC which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.
If you beneficially own July notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your July notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the July notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.
If you tender fewer than all of your July notes, you should fill in the amount of notes tendered in the appropriate box on the letter of transmittal. If you do not indicate the amount tendered in the appropriate box, we will assume you are tendering all July notes that you hold.
The method of delivery of the certificates for the July notes, the letter of transmittal and all other required documents is at the election and sole risk of the holders. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or July notes should be sent directly to us. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.
Signature Guarantees
Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the July notes surrendered for exchange are tendered:

•	by a registered holder of July notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.
An “eligible institution” is a firm or other entity which is identified as an “Eligible Guarantor Institution” in Rule 17Ad-15 under the Exchange Act, including:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association.
If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.
If July notes are registered in the name of a person other than the signer of the letter of transmittal, the July notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.
Deemed Representations
To participate in the exchange offer, we require that you represent to us that:
(i) you or any other person acquiring exchange notes in exchange for your July notes in the exchange offer is acquiring them in the ordinary course of business;

(ii) neither you nor any other person acquiring exchange notes in exchange for your July notes in the exchange offer is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;
(iii) neither you nor any other person acquiring exchange notes in exchange for your July notes has an arrangement or understanding with any person to participate in the distribution of exchange notes issued in the exchange offer;
(iv) neither you nor any other person acquiring exchange notes in exchange for your July notes is our “affiliate” as defined under Rule 405 of the Securities Act; and
(v) if you or another person acquiring exchange notes in exchange for your July notes is a broker-dealer and you acquired the July notes as a result of market-making activities or other trading activities, you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes.
By tendering your July notes you are deemed to have made these representations.
Broker-dealers who cannot make the representations in item (v) of the paragraph above cannot use this prospectus in connection with resales of the exchange notes issued in the exchange offer.
If you are our “affiliate,” as defined under Rule 405 of the Securities Act, if you are a broker-dealer who acquired your July notes in the initial offering and not as a result of market-making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of exchange notes acquired in the exchange offer, you or that person:
(i) may not rely on the applicable interpretations of the staff of the SEC and therefore may not participate in the exchange offer; and
(ii) must comply with the registration and prospectus delivery requirements of the Securities Act or an exemption therefrom when reselling the July notes.
Book-Entry Transfers
For tenders by book-entry transfer of July notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of July notes by causing DTC to transfer the July notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program, or ATOP, procedures to tender July notes. Accordingly, any participant in DTC may make book-entry delivery of July notes by causing DTC to transfer those July notes into the exchange agent’s account in accordance with its ATOP procedures for transfer.
Notwithstanding the ability of holders of July notes to effect delivery of July notes through book-entry transfer at DTC, either:

•
the letter of transmittal or a facsimile thereof, or an agent’s message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents must be transmitted to and received by the exchange agent prior to the expiration date at the address given below under “-Exchange Agent;” or

•	the guaranteed delivery procedures described below must be complied with.
Guaranteed Delivery
If a holder wants to tender July notes in the exchange offer and (1) the certificates for the July notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date, or (2) a book-entry transfer cannot be completed on a timely basis, the July notes may be tendered if the holder complies with the following guaranteed delivery procedures:

•	the tender is made by or through an eligible institution;

•	the eligible institution delivers a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided, to the exchange agent on or prior to the expiration date:

•	setting forth the name and address of the holder of the July notes being tendered and the amount of the July notes being tendered;

•	stating that the tender is being made; and

•
guaranteeing that, within three (3) New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered July notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•
the exchange agent receives the certificates for the July notes, or a confirmation of book-entry transfer, and a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal within three (3) New York Stock Exchange trading days after the notice of guaranteed delivery is executed for all such tendered July notes.

You may deliver the notice of guaranteed delivery by hand, facsimile, mail or overnight delivery to the exchange agent and you must include a guarantee by an eligible institution in the form described above in such notice.
Our acceptance of properly tendered July notes is a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.
Determination of Validity
We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered July notes. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of July notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of July notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will they be liable for failing to give any such notice.
We reserve the absolute right, in our sole and absolute discretion:

•	to reject any tenders determined to be in improper form or unlawful;

•	to waive any of the conditions of the exchange offer; and

•	to waive any condition or irregularity in the tender of July notes by any holder, whether or not we waive similar conditions or irregularities in the case of other holders.
If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.
Resales of Exchange Notes
Based on interpretive letters issued by the SEC staff to third parties in transactions similar to the exchange offer, we believe that a holder of exchange notes, other than a broker-dealer, may offer exchange notes for resale, resell and otherwise transfer the exchange notes without delivering a prospectus to prospective purchasers, if the holder acquired the exchange notes in the ordinary course of business, has no intention of engaging in a “distribution” (as defined under the Securities Act) of the exchange notes and is not an “affiliate” (as defined under the Securities Act) of Post. We will not seek our own interpretive letter. As a result, we cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.
By tendering July notes, the holder, other than participating broker-dealers, as defined below, of those July notes will represent to us that, among other things:

•	the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder;

•
neither the holder nor any other person receiving the exchange notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” (as defined under the Securities Act) of the exchange notes; and

•	neither the holder nor any other person receiving the exchange notes is an “affiliate” (as defined under the Securities Act) of Post.
If any holder or any such other person is an “affiliate” of Post or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” of the exchange notes, such holder or other person:

•	may not rely on the applicable interpretations of the staff of the SEC referred to above and therefore may not participate in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
Each broker-dealer that receives exchange notes for its own account in exchange for July notes must represent that the July notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes pursuant to the exchange offer. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” (as defined under the Securities Act). If a broker-dealer acquired July notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of exchange notes received in exchange for the July notes pursuant to the exchange offer. We have agreed that, during the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, or such shorter period as will terminate when all exchange notes have been sold, we will use all commercially reasonable efforts to keep the exchange offer registration statement effective and make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.
Withdrawal Rights
You can withdraw tenders of July notes at any time prior to 5:00 p.m., New York City time, on the expiration date.
For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent. The notice of withdrawal must:

•	specify the name of the person tendering the July notes to be withdrawn;

•	identify the July notes to be withdrawn, including the total principal amount of July notes to be withdrawn;

•	where certificates for July notes are transmitted, list the name of the registered holder of the July notes if different from the person withdrawing the July notes;

•	contain a statement that the holder is withdrawing his election to have the July notes exchanged; and

•
be signed by the holder in the same manner as the original signature on the letter of transmittal by which the July notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the July notes register the transfer of the July notes in the name of the person withdrawing the tender.

If you delivered or otherwise identified pursuant to the guaranteed delivery procedures July notes to the exchange agent, you must submit the serial numbers of the July notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of July notes tendered for the account of an eligible institution. If you tendered July notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn July notes and you must deliver the notice of withdrawal to the exchange agent. You may not rescind withdrawals of tender; however, July notes properly withdrawn may again be tendered at any time on or prior to the expiration date.
We will determine all questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will they be liable for failing to give any such notice.
In the case of July notes tendered by book-entry transfer through DTC, the July notes withdrawn or not exchanged will be credited to an account maintained with DTC. Withdrawn July notes will be returned to the holder after withdrawal. The July notes will be returned or credited to the account maintained with DTC as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Any July notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to the holder.
Properly withdrawn July notes may again be tendered by following one of the procedures described under “Procedures for Tendering July notes” above at any time prior to 5:00 p.m., New York City time, on the expiration date.
Conditions to the Exchange Offer
Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue exchange notes in exchange for, any July notes, and we may terminate or amend the exchange offer, if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine that the exchange offer violates applicable law or SEC policy.

The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we choose, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under “Terms of the Exchange Offer.”
In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended, we will not accept for exchange any July notes tendered, and no exchange notes will be issued in exchange for any such July notes.
If we terminate or suspend the exchange offer based on a determination that the exchange offer violates applicable law or SEC policy, the registration rights agreement requires that we use our commercially reasonable efforts to cause a shelf registration statement covering the resale of the July notes to be filed and declared effective by the SEC within the time periods described in the registration rights agreement.
Exchange Agent
We appointed Wells Fargo Bank, N.A., as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent, at the address and phone number as follows:

Registered & Certified Mail: Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480	Regular Mail or Courier: Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 Sixth St. & Marquette Avenue Minneapolis, MN 55479	In Person by Hand Only: Wells Fargo Bank, N.A. Corporate Trust Services Northstar East Building, 12th Floor 608 Second Avenue South Minneapolis, MN 55402

Or By Facsimile Transmission: (For Eligible Institutions only): Fax: (612) 667-6282 Attn: Bondholder Communications

For Information or Confirmation by: Telephone: (800) 344-5128, Option 0 Attn: Bondholder Communications
If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.
Fees and Expenses
The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of July notes and for handling or tendering for such clients.
We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of July notes pursuant to the exchange offer.
Accounting Treatment
The exchange notes will be recorded at the same carrying value as the July notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. The expenses of the exchange offer will be expensed as incurred.

Transfer Taxes
Holders who tender their July notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the July notes tendered, or if a transfer tax is imposed for any reason other than the exchange of July notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.
Consequences of Failure to Exchange July Notes
Holders who desire to tender their July notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. Neither the exchange agent nor Post is under any duty to give notification of defects or irregularities with respect to the tenders of notes for exchange.
July notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the July notes and the existing restrictions on transfer set forth in the legend on the July notes and in the confidential offering circular dated July 11, 2013 relating to the July notes. Except in limited circumstances with respect to specific types of holders of July notes, we will have no further obligation to provide for the registration under the Securities Act of such July notes. In general, July notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the July notes under the Securities Act or under any state securities laws.
Upon completion of the exchange offer, holders of the July notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Holders of the exchange notes, any outstanding 7.375% notes which remain outstanding after consummation of the exchange offer, and all previously issued 7.375% notes will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.
Consequences of Exchanging July Notes
Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by holders after the exchange offer other than by any holder who is one of our “affiliates” (as defined in Rule 405 under the Securities Act). Such notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such exchange notes are acquired in the ordinary course of such holder’s business; and

•	such holder, other than broker-dealers, has no arrangement or understanding with any person to participate in the distribution of the exchange notes.
However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances. Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

•	it is not an affiliate of Post;

•	it is not engaged in, and does not intend to engage in, a distribution of the exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes; and

•	it is acquiring the exchange notes in the ordinary course of its business.
Each broker-dealer that receives exchange notes for its own account in exchange for July notes must acknowledge that such July notes were acquired by such broker-dealer as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

DESCRIPTION OF THE EXCHANGE NOTES
You can find the definitions of certain terms used in this description under the caption “Certain Definitions.” In this description, the words “Company,” “us,” “we” and “our” refer only to Post Holdings, Inc. and not to any of its Subsidiaries.
The $350.0 million in aggregate principal amount of the July notes were issued on July 18, 2013 under CUSIP Numbers 737446AD6 and U7318UAC6 as additional securities under an indenture dated as of February 3, 2012 and supplemented by a First Supplemental Indenture dated as of May 28, 2013, a Second Supplemental Indenture dated as of September 1, 2013 and a Third Supplemental Indenture dated as of January 13, 2014 (collectively, the “Indenture”), among the Company, the Guarantors from time to time party thereto and Wells Fargo Bank, National Association, as trustee (the “Trustee”). Under the Indenture, we had previously issued $1,025.0 million in aggregate principal amount of 7.375% senior notes due 2022 on February 3, 2012 and October 25, 2012, and on January 10, 2013, we completed an exchange offer pursuant to which we offered to exchange up to $1,025.0 million in aggregate principal amount of 7.375% notes, which had been registered under the Securities Act of 1933 pursuant to an effective registration statement on Form S-4, for an equal aggregate principal amount of the 7.375% notes issued on February 3, 2012 and October 25, 2012 in transactions exempt from registration under the Securities Act.
Except as otherwise indicated below, the following summary applies to all of the outstanding 7.375% notes, including the July notes and to the exchange notes. The term “7.375% Notes” as used in this section means the exchange notes, the July notes and all of the notes issued on February 3, 2012 and October 25, 2012, in each case outstanding at any given time and issued under the Indenture and the term “July Notes” means the $350.0 million in aggregate principal amounts of 7.375% Notes issued on July 18, 2013 under CUSIP numbers 737446AD6 and U7318UAC6. The terms of the exchange notes are the same as the terms of the July Notes, except that (i) the exchange notes will be registered under the Securities Act, (ii) the exchange notes will not bear restrictive legends restricting their transfer under the Securities Act, (iii) holders of the exchange notes are not entitled to certain rights under the registration rights agreement, and (iv) the exchange notes will not contain provisions relating to an increase in any interest rate in connection with the July Notes under circumstances related to the timing of the exchange offer (referred to herein as “Special Interest”).
The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the 7.375% Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Certain defined terms used in this description but not defined below under “-Certain Definitions” have the meanings assigned to them in the Indenture. A copy of the Indenture is available upon request to the Company at the address indicated under “Where You Can Find More Information.”
A registered holder of a 7.375% Note (each, a “Holder”) will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.
Brief Description of the 7.375% Notes and the Subsidiary Guarantees
The 7.375% Notes
The 7.375% Notes are:

•	general unsecured obligations of the Company;

•	pari passu in right of payment with the 6.75% notes, the 6.00% notes, the amortizing notes and all of the Company’s other existing and future senior Indebtedness;

•	senior in right of payment to any of the Company’s and Guarantors’ future Indebtedness that is, by its terms, expressly subordinated in right of payment to the 7.375% Notes;

•	structurally subordinated to all liabilities of the Company’s Subsidiaries that are not Guarantors;

•	effectively subordinated to all of the Company’s existing and future secured Indebtedness to the extent of the value of the assets securing such Indebtedness; and

•	unconditionally guaranteed by the Guarantors.
The Subsidiary Guarantees
The 7.375% Notes are guaranteed by each of the Company’s current and future Domestic Subsidiaries (other than the Excluded Subsidiaries).

The Subsidiary Guarantees are:

•	general unsecured obligations of each Guarantor;

•	pari passu in right of payment with all existing and future senior Indebtedness of each Guarantor;

•
senior in right of payment with all existing and future Indebtedness of each Guarantor that is, by its terms, expressly subordinated in right of payment to the Subsidiary Guarantee of such Guarantor; and

•	effectively subordinated to each Guarantor’s existing and future secured Indebtedness to the extent of the value of the assets securing such Indebtedness.
The obligations of each Guarantor under its Subsidiary Guarantee will be limited to the maximum amount as will result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. See “Risk Factors-Risks Related to the 7.375% Notes-Our being subject to certain fraudulent transfer and conveyance laws may have adverse implications for the holders of the Notes.”
After giving effect to the Michael Foods financing transactions, we currently have approximately $2,921.8 million of aggregate principal amount of unsecured senior indebtedness outstanding (including the 7.375% Notes, our 6.75% notes, the 6.00% notes and the amortizing notes components of the units). We also currently have $885.0 million outstanding on the term loan, $400.0 million available for borrowing under our revolving credit facility and an additional $50.0 million payment obligation to the sellers of the Michael Foods business under the merger agreement that is due on June 2, 2015. The Indenture permits us and our Restricted Subsidiaries to incur additional Indebtedness, including secured Indebtedness. As of the date of this prospectus, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “-Certain Covenants-Restricted Payments,” we are permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the Indenture and will not guarantee the 7.375% Notes. Under the Indenture, our Foreign Subsidiaries and Excluded Subsidiaries will not be required to guarantee the 7.375% Notes. As of the date of this prospectus, we have one Excluded Subsidiary, which was organized to facilitate the pending PowerBar and Musashi acquisitions, and seven Foreign Subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor Subsidiaries, these non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As of the date of this prospectus, our primary foreign subsidiaries (excluding non-operating intermediary holding companies) are Post Foods Canada Inc., Golden Boy Foods Ltd., and MFI Food Canada Ltd.
The Subsidiary Guarantee of a Guarantor will be automatically released:
(1) upon any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation), in accordance with the Indenture, to any Person who is not (either before or after giving effect to the transaction) the Company or any Restricted Subsidiary;

(2) if such Guarantor merges with and into the Company, with the Company surviving such merger;

(3) if such Guarantor is designated an Unrestricted Subsidiary in accordance with the Indenture or otherwise ceases to be a Restricted Subsidiary (including by way of liquidation or dissolution) in a transaction permitted by the Indenture;

(4) if we exercise our Legal Defeasance option or Covenant Defeasance option as described under “Legal Defeasance and Covenant Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture as described under “-Satisfaction and Discharge;” or

(5) if such Guarantor ceases to be a Restricted Subsidiary and such Guarantor is not otherwise required to provide a Subsidiary Guarantee of the Notes pursuant to the provisions described under “Certain Covenants-Additional Subsidiary Guarantees.”

Principal, Maturity and Interest
The Company has issued an aggregate principal amount of $350.0 million of July Notes pursuant to the Indenture and proposed to issue the like amount of exchange notes in this exchange offer. In addition to the July Notes, the Company previously issued $1,025.0 million in aggregate principal amount of 7.375% Notes under the Indenture. The Indenture does not limit the maximum aggregate principal amount of Notes or other debt securities that the Company may issue thereunder.

From time to time after the date of this prospectus, the Company may issue additional notes (the “Additional 7.375% Notes”) having substantially identical terms and conditions as the 7.375% Notes. The 7.375% Notes and any Additional 7.375% Notes subsequently issued, would be treated as a single series for all purposes under the Indenture, including, without limitation, waivers, amendments, redemption and offers to purchase. Any offering of Additional 7.375% Notes under the Indenture is subject to the covenant described below under the caption “Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock.”
The exchange notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The 7.375% Notes will mature on February 15, 2022.
Interest on the 7.375% Notes accrues at the rate of 7.375% per annum from the Issue Date. Interest is payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2013 for the July Notes. The Company will make each interest payment to the Holders of record of the 7.375% Notes on the immediately preceding February 1 and August 1 to the interest payment date.
Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Methods of Receiving Payments on the 7.375% Notes
If a Holder has given wire transfer instructions to the Company, the Company will make, or cause to be made, all principal, premium, if any, and interest and Special Interest, if any, payments on the 7.375% Notes owned by such Holder in accordance with those instructions. All other payments on the 7.375% Notes will be made at the office or agency of the Paying Agent and Registrar unless the Company elects to make interest payments by check mailed to the Holders at their respective addresses set forth in the register of Holders.
The Company will pay principal of, premium, if any, and interest and Special Interest, if any, on the 7.375% Notes in global form registered in the name of The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global Notes.
Paying Agent and Registrar for the 7.375% Notes
The Trustee is currently the Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders of the Notes, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.
Optional Redemption
On or after February 15, 2017, we may redeem all or a part of the 7.375% Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as a percentage of principal amount of the 7.375% Notes) set forth below, plus accrued and unpaid interest and Special Interest, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Redemption Year	Price
2017	103.688%
2018	102.458%
2019	101.229%
2020 and thereafter	100.000%
If an optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest and Special Interest, if any, will be paid to the Person in whose name the 7.375% Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose 7.375% Notes will be subject to redemption by the Company.
Selection and Notice of Redemption
If less than all of the 7.375% Notes are to be redeemed at any time and the 7.375% Notes to be redeemed are in global form, 7.375% Notes shall be selected for redemption in accordance with DTC procedures. If the 7.375% Notes are not in global form, the Trustee will select 7.375% Notes for redemption as follows:
(1)if the 7.375% Notes are listed, in compliance with the requirements of the principal national securities exchange on which the 7.375% Notes are listed; or
(2)if the 7.375% Notes are not so listed, on a pro rata basis subject to adjustment for minimum denominations.

No 7.375% Notes of $2,000 principal amount or less shall be redeemed in part. Notices of redemption shall be sent at least 30 but not more than 60 days before the redemption date to each Holder of 7.375% Notes to be redeemed at its registered address in accordance with the Indenture. Notices of redemption may not be conditional.
If any 7.375% Note is to be redeemed in part only, the notice of redemption that relates to that 7.375% Note shall state the portion of the principal amount thereof to be redeemed. A new 7.375% Note in principal amount equal to the unredeemed portion of the original 7.375% Note will be issued in the name of the Holder thereof upon cancellation of the original 7.375% Note. Any 7.375% Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, if the redemption price and interest and Special Interest to the redemption date have been deposited with the Trustee, interest ceases to accrue on 7.375% Notes or portions of them called for redemption.
Mandatory Redemption
We are not required to make mandatory redemption payments or sinking fund payments with respect to the 7.375% Notes.
Repurchase at the Option of the Holders
Offer to Repurchase upon Change of Control
If a Change of Control occurs, each Holder of 7.375% Notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or integral multiples of $1,000 in excess thereof) of that Holder’s 7.375% Notes pursuant to the “Change of Control Offer.” In the Change of Control Offer, the Company will offer a “Change of Control Payment” in cash equal to 101% of the aggregate principal amount of 7.375% Notes repurchased plus accrued and unpaid interest and Special Interest, if any. Within 30 days following any Change of Control, the Company will send a notice to each Holder with a copy to the Trustee describing the transaction or transactions that constitute the Change of Control and offering to repurchase 7.375% Notes on the “Change of Control Payment Date” specified in such notice, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the 7.375% Notes as a result of a Change of Control.
On the Change of Control Payment Date, the Company will, to the extent lawful:
(1)accept for payment all 7.375% Notes or portions thereof properly tendered pursuant to the Change of Control Offer;
(2)deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all 7.375% Notes or portions thereof so tendered; and
(3)deliver or cause to be delivered to the Trustee the 7.375% Notes so accepted together with an officers’ certificate stating the aggregate principal amount of 7.375% Notes or portions thereof being purchased by the Company.
The Paying Agent will promptly mail to each Holder of 7.375% Notes so tendered the Change of Control Payment for such 7.375% Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new 7.375% Note equal in principal amount to any unpurchased portion of the 7.375% Notes surrendered, if any; provided that each such new 7.375% Note will be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the 7.375% Notes to require that the Company repurchase or redeem the 7.375% Notes in the event of a takeover, recapitalization or similar transaction.
If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay for all or any of the 7.375% Notes that might be delivered by Holders seeking to accept the Change of Control Offer. Future Indebtedness of the Company may contain prohibitions on certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. In addition, we cannot assure you that in the event of a Change of Control the Company will be able to obtain the consents necessary to consummate a Change of Control Offer from the lenders under agreements governing outstanding Indebtedness which may prohibit the offer.
The Company will not be required to make a Change of Control Offer if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a

Change of Control Offer made by the Company and purchases all 7.375% Notes validly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption has been given prior to the Change of Control pursuant to the Indenture as described above under the caption “-Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control and conditioned upon the consummation of such Change of Control, if a definitive agreement with respect to the Change of Control is in place at the time the Change of Control Offer is made.
The definition of “Change of Control” includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of 7.375% Notes to require the Company to repurchase such 7.375% Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.
Offer to Repurchase by Application of Excess Proceeds of Asset Sales
The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:
(1)the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of, as approved in good faith by the Company’s Board of Directors; and
(2)at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision only (and specifically not for the purposes of the definition of “Net Proceeds”), each of the following shall be deemed to be cash:
(i)any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the 7.375% Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets;
(ii)any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that within 180 days are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion);
(iii)the fair market value of (x) any assets (other than securities or current assets) received by the Company or any Restricted Subsidiary that will be used or useful in a Related Business, (y) Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Related Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Equity Interests by the Company or the applicable Restricted Subsidiary or (z) a combination of (x) and (y); provided that the determination of the fair market value of assets or Equity Interests in excess of $50.0 million received in any transaction or series of related transactions shall be evidenced by an officers’ certificate delivered to the Trustee; and
(iv)any Designated Noncash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (iv) since the Issue Date that is at the time outstanding, not to exceed 2.25% of Consolidated Total Assets at the time of receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value.
Within 360 days after the receipt of any Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may apply an amount equal to the Net Proceeds from such Asset Sale:
(A)to repay, prepay, redeem or repurchase Indebtedness (other than securities) under Credit Facilities and, if such Indebtedness is revolving credit Indebtedness, effect a permanent reduction in the availability under such revolving credit facility (or effect a permanent reduction in the availability under such revolving credit facility regardless of the fact that no prepayment is required in order to do so (in which case no prepayment shall be required));

(B)to acquire Equity Interests in a Person that is engaged in a Related Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Equity Interests by the Company or the applicable Restricted Subsidiary;

(C)to make capital expenditures constituting or with respect to long-term assets of the Company or a Restricted Subsidiary engaged in a Related Business;

(D)to acquire other assets (other than securities or current assets) that will be used or useful in a Related Business; or

(E)a combination of prepayments and investments permitted by the foregoing clauses (A), (B), (C) and (D);
provided that the Company and its Restricted Subsidiaries will be deemed to have applied such Net Proceeds pursuant to clause (B) or (D) of this paragraph, as applicable, if and to the extent that, within 360 days after the Asset Sale that generated the Net Proceeds, the Company has entered into and not abandoned or rejected a binding agreement to consummate any reinvestment described in clause (B) or (D) of this paragraph, and such reinvestment is thereafter completed within 180 days after the end of such 360-day period.
Pending the final application of such Net Proceeds, the Company or any Restricted Subsidiary may temporarily reduce borrowings under the Credit Facilities or any other revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture. Subject to the last sentence of the following paragraph, on the 361st day (as extended pursuant to the provisions in the preceding paragraph) after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Proceeds relating to such Asset Sale as set forth in clause (A), (B), (C), (D) or (E) of the second preceding sentence (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (A), (B), (C), (D) or (E) of the second preceding sentence (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and, if required by the terms of any other Indebtedness of the Company ranking pari passu with the 7.375% Notes in right of payment and which has similar provisions requiring the Company either to make an offer to repurchase or to otherwise repurchase, redeem or repay such Indebtedness with the proceeds from Asset Sales (the “Pari Passu Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis (in proportion to the respective principal amounts or accreted value, as the case may be, of the 7.375% Notes and any such Pari Passu Indebtedness) an aggregate principal amount of 7.375% Notes (plus, if applicable, an aggregate principal amount or accreted value, as the case may be, of Pari Passu Indebtedness) equal to the Net Proceeds Offer Amount. The offer price in any Net Proceeds Offer shall be equal to 100% of the principal amount of the 7.375% Notes (or 100% of the principal amount or accreted value, as the case may be, of such Pari Passu Indebtedness), plus accrued and unpaid interest thereon and Special Interest, if any, to the Net Proceeds Offer Payment Date.
Notwithstanding the foregoing, if at any time any non-cash consideration received by the Company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $40.0 million resulting from one or more Asset Sales (at which time the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $40.0 million, shall be applied as required pursuant to this paragraph, and in which case the Net Proceeds Offer Trigger Date shall be deemed to be the earliest date that the Net Proceeds Offer Amount is equal to or in excess of $40.0 million).
Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their 7.375% Notes in whole or in part in denominations of $2,000 or integral multiples of $1,000 in excess thereof in exchange for cash. To the extent that the aggregate principal amount of 7.375% Notes (plus, if applicable, the aggregate principal amount or accreted value, as the case may be, of Pari Passu Indebtedness) validly tendered by the Holders thereof and not withdrawn exceeds the Net Proceeds Offer Amount, 7.375% Notes of tendering Holders (and, if applicable, Pari Passu Indebtedness tendered by the holders thereof) will be purchased on a pro rata basis (based on the principal amount of the 7.375% Notes and, if applicable, the principal amount or accreted value, as the case may be, of any such Pari Passu Indebtedness tendered and not withdrawn). To the extent that the aggregate amount of the 7.375% Notes (plus, if applicable, the aggregate principal amount or accreted value, as the case may be, of any Pari Passu Indebtedness) tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use such excess Net Proceeds Offer Amount for general corporate purposes or for any other purpose not prohibited by the Indenture. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero. A Net Proceeds Offer shall remain open for a period of 20 Business Days or such longer period as may be required by applicable law.
The Company or the applicable Restricted Subsidiary, as the case may be, will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of 7.375% Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Company or such Restricted Subsidiary shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.
Certain Covenants
Covenant Suspension
If on any date following the Issue Date the 7.375% Notes have an Investment Grade Rating from both Rating Agencies and no Default or Event of Default has occurred and is continuing under the Indenture, then beginning on that day and subject to the provisions of the following paragraph, the provisions specifically listed under the following captions in this prospectus will be suspended:
“—Repurchase at the Option of the Holders—Offer to Repurchase by Application of Excess Proceeds of Asset Sales,”
“—Restricted Payments,”
“—Incurrence of Indebtedness and Issuance of Preferred Stock,”
clause (a)(3) of “—Certain Covenants—Merger, Consolidation or Sale of Assets,”
“—Dividend and Other Payment Restrictions Affecting Subsidiaries” and
“—Transactions with Affiliates”
(collectively, the “Suspended Covenants”). The period during which covenants are suspended pursuant to this section is called the “Suspension Period.” The Company will notify the Trustee of the continuance and termination of any Suspension Period.
In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the first sentence of the preceding paragraph and, subsequently, one of the Rating Agencies withdraws its ratings or downgrades the rating assigned to the 7.375% Notes so that the 7.375% Notes no longer have Investment Grade Ratings from both Rating Agencies or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will from such time and thereafter again be subject to the Suspended Covenants and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal, Default or Event of Default will be calculated in accordance with the terms of the covenant described below under the caption “-Restricted Payments” and “-Incurrence of Indebtedness and Issuance of Preferred Stock” as though such covenant had been in effect during the entire period of time from the Issue Date. Notwithstanding the foregoing and any other provision of the Indenture, the 7.375% Notes or the Subsidiary Guarantees, no Default or Event of Default shall be deemed to exist under the Indenture, the 7.375% Notes or the Subsidiary Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of the Restricted Subsidiaries shall bear any liability with respect to the Suspended Covenants for, (a) any actions taken or events occurring during a Suspension Period (including without limitation any agreements, Liens, preferred stock, obligations (including Indebtedness), or of any other facts or circumstances or obligations that were incurred or otherwise came into existence during a Suspension Period) or (b) any actions required to be taken at any time pursuant to any contractual obligation entered into during a Suspension Period, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period.
Restricted Payments
The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:
(1)declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (i) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or (ii) dividends or distributions by a Restricted Subsidiary of the Company so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or one or more of its Restricted Subsidiaries receives at least its pro rata share of such dividend or distribution in accordance with its percentage ownership of the Equity Interests in such class or series of securities);

(2)purchase, repurchase, redeem, defease or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company, in each case held by Persons other than the Company or a Restricted Subsidiary of the Company;

(3)make any principal payment on or with respect to, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the 7.375% Notes or the Subsidiary Guarantees (other than the payment, purchase, repurchase, redemption, defeasance, acquisition or retirement of (i) intercompany Indebtedness between or among the Company and its Restricted Subsidiaries, and (ii) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity thereof, in each case due within one year of the date of such payment, purchase, repurchase, redemption, defeasance, acquisition or retirement); or

(4)make any Restricted Investment;
(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:
(a)no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of such Restricted Payment;
(b)the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “-Incurrence of Indebtedness and Issuance of Preferred Stock”; and
(c)such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clause (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12) or (13) of the next succeeding paragraph), is less than the sum, without duplication, of:
(i)50% of the cumulative Consolidated Net Income (excluding any dividends or distributions included in clauses (14)(c) or (15)(c) of the definition of “Permitted Investments”) of the Company for the period (taken as one accounting period) commencing on the first day of the fiscal quarter in which the Issue Date occurs to and ending on the last day of the fiscal quarter ended immediately prior to the date of such calculation for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus
(ii)100% of the aggregate net proceeds (including the fair market value of property other than cash) received by the Company after the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock and other than any net proceeds or assets received in connection with the contribution of assets pursuant to the Separation Agreement) or from the issue or sale of Disqualified Stock or debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus
(iii)to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (x) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (y) the initial amount of such Restricted Investment; plus
(iv)50% of the aggregate net proceeds (including the fair market value of property other than cash) received by the Company or any Restricted Subsidiary from any distribution or dividend (other than a return of capital) from an Unrestricted Subsidiary (whether or not such dividend or distribution is included in the calculation of Consolidated Net Income); plus
(v)upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (x) the fair market value of the Company’s Investment in such Subsidiary as of the date of redesignation and (y) such fair market value as of the date such Subsidiary was originally designated as an Unrestricted Subsidiary.

The preceding provision will not prohibit:
(1)the payment of any dividend or distribution or consummation of any irrevocable redemption within 60 days after the date of declaration thereof or the giving of any redemption notice related thereto, if at said date of declaration or notice such payment would have complied with the provisions of the Indenture;

(2)the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any of its Restricted Subsidiaries or any Equity Interests of the Company or any of its Restricted Subsidiaries in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;
(3)the redemption, repurchase, retirement, defeasance or other acquisition of subordinated Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;
(4)the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company’s (or any of its Restricted Subsidiaries’) management pursuant to any management equity subscription agreement, stock option agreement, employment agreement, severance agreement or other executive compensation arrangement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being carried over to subsequent calendar years, commencing with 2013; provided that the aggregate purchase price for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $7.5 million in any calendar year);
(5)the repurchase of Equity Interests deemed to occur (i) upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options and (ii) in connection with the withholding of a portion of the Equity Interests granted or awarded to a director or an employee to pay for the taxes payable by such director or employee upon such grant or award;
(6)payments to holders of the Company’s capital stock in lieu of the issuance of fractional shares of its Capital Stock;
(7)the redemption, repurchase, retirement, defeasance or other acquisition of Disqualified Stock of the Company in exchange for Disqualified Stock of the Company that is permitted to be issued as described below under the caption “-Incurrence of Indebtedness and Issuance of Preferred Stock;”
(8)the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions “Repurchase at the Option of Holders-Offer to Repurchase upon Change of Control” and “Repurchase at the Option of Holders-Offer to Repurchase by Application of Excess Proceeds of Asset Sales;” provided that all 7.375% Notes validly tendered by Holders in connection with a Change of Control Offer or Net Proceeds Offer, as applicable, have been repurchased, redeemed or acquired for value;
(9)the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries or any class or series of Preferred Stock of a Restricted Subsidiary issued in accordance with the covenant described under “-Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;
(10)Restricted Payments made as part of the Transactions;
(11)payments or distributions to satisfy dissenters’ rights, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all the property and assets of the Company;
(12)the purchase, redemption, acquisition, cancellation or other retirement for a nominal value per right of any rights granted to all the holders of Common Stock of the Company pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover tactics; provided that any such purchase, redemption, acquisition, cancellation or other retirement of such rights is not for the purpose of evading the limitations of this covenant (all as determined in good faith by a senior financial officer of the Company); and
(13)other Restricted Payments in an aggregate amount under this clause (13) since the Issue Date not to exceed the greater of $100.0 million and 3.5% of Consolidated Total Assets (determined as of the date of any Restricted Payment pursuant to this clause (13));
provided that in the case of clauses (4) and (11), no Default shall have occurred and be continuing.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. If the fair market value of any assets or securities that are required to be valued by this covenant exceed $25.0 million, then the fair market value shall be determined in good faith by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee.
Incurrence of Indebtedness and Issuance of Preferred Stock
The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and any of the Guarantors may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may issue preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.
The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):
(1)the incurrence by the Company and its Restricted Subsidiaries of Indebtedness, letters of credit and bankers’ acceptances under Credit Facilities in an aggregate amount at any time outstanding as of any date of incurrence of any such Indebtedness (with letters of credit and bankers’ acceptances being deemed to have an amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of:
(i)the greater of $600.0 million or the Borrowing Base, less (a) the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any of its Restricted Subsidiaries to repay Indebtedness and permanently reduce commitments under Credit Facilities pursuant to the covenant described above under the caption “-Repurchase at the Option of the Holders-Offer to Repurchase by Application of Excess Proceeds of Asset Sales” and (b) the aggregate amount of Indebtedness incurred pursuant to clause (15) outstanding as of the date of any incurrence pursuant to this clause (1); or
(ii)$350.0 million;
(2)the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;
(3)the incurrence by the Company and the Guarantors of Indebtedness represented by the 7.375% Notes and Subsidiary Guarantees;
(4)the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount at any time outstanding, as of the date of incurrence of any Indebtedness pursuant to this clause (4), including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of $35.0 million and 1.25% of Consolidated Total Assets (determined as of the date of incurrence);
(5)the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness incurred under clauses (2), (3) or (4) above, this clause (5), clauses (13), (14) or (16) below or pursuant to the first paragraph of this covenant;
(6)the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness owed to the Company or any of its Restricted Subsidiaries; provided, however, that:
(a)if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the 7.375% Notes, in the case of the Company, or the Subsidiary Guarantee of such Guarantor, in the case of a Guarantor; and
(b)(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such

Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);
(7)the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness under Hedging Obligations that are not entered into for the purpose of speculation; provided that in the case of Hedging Obligations relating to interest rates, (a) such Hedging Obligations relate to payment obligations on Indebtedness otherwise permitted to be incurred by this covenant and (b) the notional principal amount of such Hedging Obligations at the time incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;
(8)the Guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant and could have been incurred (in compliance with this covenant) by the Person so Guaranteeing such Indebtedness;
(9)the incurrence of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;
(10)the incurrence of Indebtedness of the Company or any of its Restricted Subsidiaries in respect of security for workers’ compensation claims, payment obligations in connection with self-insurance, performance, surety and similar bonds and completion guarantees provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business; provided that the underlying obligation to perform is that of the Company and its Restricted Subsidiaries and not that of the Company’s Unrestricted Subsidiaries; provided further that such underlying obligation is not in respect of borrowed money;
(11)the incurrence of Indebtedness that may be deemed to arise as a result of agreements of the Company or any Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn-out or similar Obligations, in each case, incurred or assumed in connection with the disposition of any business or assets of the Company or any Restricted Subsidiary or Equity Interests of a Restricted Subsidiary; provided that (a) any amount of such Obligations included on the face of the balance sheet of the Company or any Restricted Subsidiary shall not be permitted under this clause (11) and (b) the maximum aggregate liability in respect of all such Obligations outstanding under this clause (11) shall at no time exceed the gross proceeds actually received by the Company and the Restricted Subsidiaries in connection with such disposition;
(12)Indebtedness incurred under commercial letters of credit issued for the account of the Company or any of its Restricted Subsidiaries in the ordinary course of business (and not for the purpose of, directly or indirectly, incurring Indebtedness or providing credit support or a similar arrangement in respect of Indebtedness); or Indebtedness of the Company or any of its Restricted Subsidiaries under letters of credit and bank guarantees backstopped by letters of credit under the Credit Facilities;
(13)the incurrence by any Foreign Subsidiary of Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, as of the date of incurrence of any Indebtedness pursuant to this clause (13), including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (13), not to exceed the greater of $50.0 million and 1.75% of Consolidated Total Assets (determined as of the date of incurrence);
(14)the incurrence by the Company or any of its Restricted Subsidiaries of any Attributable Indebtedness in an aggregate principal amount at any time outstanding, as of the date of incurrence of any Indebtedness pursuant to this clause (14), including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed the greater of $35.0 million and 1.25% of Consolidated Total Assets (determined as of the date of incurrence);
(15)Indebtedness in respect of Receivables Program Obligations;
(16)the incurrence of Acquired Debt or other Indebtedness incurred in connection with, or in contemplation of, an acquisition (including by way of merger or consolidation) by the Company or any of its Restricted Subsidiaries; provided that after giving pro forma effect to such acquisition, either (a) the Company or such Restricted Subsidiary would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant or (b) the Company would have a Fixed Charge Coverage Ratio immediately following such acquisition and incurrence that is equal to or greater than the Fixed Charge Coverage Ratio of the Company immediately prior to such acquisition and incurrence;

(17)Indebtedness incurred by the Company or any Restricted Subsidiary of the Company to the extent that the net proceeds thereof are promptly deposited to defease, redeem or to satisfy and discharge the 7.375% Notes;
(18)Indebtedness of the Company or any Restricted Subsidiary of the Company consisting of obligations to pay insurance premiums or take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business;
(19)Indebtedness in respect of overdraft facilities, employee credit card programs and other cash management arrangements in the ordinary course of business;
(20)Indebtedness representing deferred compensation to employees of the Company and its Restricted Subsidiaries incurred in the ordinary course of business;
(21)cash management obligations and other Indebtedness in respect of netting services, automatic clearinghouse arrangements, overdraft protections and similar arrangements in each case in connection with deposit accounts;
(22)the Ralcorp Obligations; and
(23)the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, as of the date of incurrence of any Indebtedness pursuant to this clause (23), including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (23), not to exceed the greater of $50.0 million and 1.75% of Consolidated Total Assets (determined as of the date of incurrence).
The Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company or of such Guarantor, as the case may be, unless such Indebtedness is also contractually subordinated in the right of payment to the 7.375% Notes and the applicable Subsidiary Guarantee on substantially the same terms. For purposes of the foregoing, no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company or any Guarantor solely by virtue of being unsecured or secured by a junior priority Lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them, including intercreditor agreements that contain customary provisions requiring turnover by holders of junior priority Liens of proceeds of collateral in the event that the security interests in favor of the holders of the senior priority in such intended collateral are not perfected or invalidated and similar customary provisions protecting the holders of senior priority Liens.
For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (23) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence (or later reclassify such Indebtedness in whole or in part) in any manner that complies with this covenant. In addition, the accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be treated as an incurrence of Indebtedness; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued. Notwithstanding the foregoing, any Indebtedness outstanding pursuant to the Bank Credit Facilities on the date of the Indenture will be deemed to have been incurred pursuant to clause (1) of the definition of “Permitted Debt.”
Notwithstanding the foregoing, the maximum amount of Indebtedness that may be incurred pursuant to this covenant shall not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.
For purposes of determining compliance with any U.S. dollar denominated restriction on the incurrence of Indebtedness where the Indebtedness incurred, or any Indebtedness outstanding pursuant to the clause or clauses of the definition of Permitted Debt under which such Indebtedness is being incurred, is denominated in a different currency, the amount of any such Indebtedness being incurred and such outstanding Indebtedness, if any, will in each case be the U.S. Dollar Equivalent determined on the date any such Indebtedness was incurred, in the case of term Indebtedness, or first committed or first incurred (whichever yields the lower U.S. Dollar Equivalent), in the case of revolving credit Indebtedness, which U.S. Dollar Equivalent will be reduced by any repayment on such Indebtedness in proportion to the reduction in principal amount; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Protection Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Protection Agreement. The principal amount of any Permitted Refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the U.S. Dollar Equivalent of the Indebtedness refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Protection Agreement, in which case the Permitted Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) if the principal amount of the Permitted Refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, the U.S. Dollar Equivalent of such excess, as appropriate, will be determined on the date such Permitted Refinancing Debt is incurred.
Liens
The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or trade payables on any property or asset now owned or hereafter acquired or on any income or profits therefrom other than, in each case, Permitted Liens, unless the 7.375% Notes and the Subsidiary Guarantees, as applicable, are
(1)in the case of any Lien securing an Obligation that ranks pari passu with the 7.375% Notes or a Subsidiary Guarantee, effective provision is made to secure the 7.375% Notes or such Subsidiary Guarantee, as the case may be, at least equally and ratably with or prior to such Obligation with a Lien on the same properties or assets of the Company or such Restricted Subsidiary, as the case may be; and
(2)in the case of any Lien securing an Obligation that is subordinated in right of payment to the 7.375% Notes or a Subsidiary Guarantee, effective provision is made to secure the 7.375% Notes or such Subsidiary Guarantee, as the case may be, with a Lien on the same properties or assets of the Company or such Restricted Subsidiary, as the case may be, that is prior to the Lien securing such subordinated obligation.
Notwithstanding the foregoing, any Lien securing the 7.375% Notes granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon (a) the release by the holders of the Indebtedness described above of their Lien on the property or assets of the Company or any Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness, except payment in full made with the proceeds from the foreclosure, sale or other realization from an enforcement on the collateral by the holders of the Indebtedness described above of their Lien), (b) any sale, exchange or transfer to any Person other than the Company or any Restricted Subsidiary of the property or assets secured by such Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien in each case in accordance with the terms of the Indenture, (c) payment in full of the principal of, and accrued and unpaid interest, if any, on the 7.375% Notes, or (d) a defeasance or discharge of the 7.375% Notes in accordance with the procedures described below under “Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge”.
Dividend and Other Payment Restrictions Affecting Subsidiaries
The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:
(1)pay dividends or make any other distributions on its Capital Stock to the Company or any of the Company’s Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of the Company’s Restricted Subsidiaries;
(2)make loans or advances to the Company or any of the Company’s Restricted Subsidiaries; or
(3)transfer any of its properties or assets to the Company or any of the Company’s Restricted Subsidiaries.
However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:
(1)agreements governing Existing Indebtedness and the Bank Credit Facilities as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such agreements on the Issue Date;
(2)the Indenture, the 7.375% Notes and the related Subsidiary Guarantees;
(3)applicable law, rule, regulation or administrative or court order;

(4)any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred or Capital Stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;
(5)customary non-assignment provisions in leases, licenses, contracts and other agreements entered into in the ordinary course of business;
(6)purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;
(7)any agreement for the sale or other disposition of all or substantially all the Capital Stock or assets of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending the closing of such sale or other disposition;
(8)agreements governing Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;
(9)any agreement creating a Lien securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption “-Liens,” to the extent limiting the right of the Company or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;
(10)provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;
(11)customary restrictions on a Receivables Subsidiary and Receivables Program Assets effected in connection with a Qualified Receivables Transaction;
(12)restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;
(13)in the case of the provision described in clause (3) of the first paragraph of this covenant: (a) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset or (b) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary thereof in any manner material to the Company or any Restricted Subsidiary thereof;
(14)existing under, by reason of or with respect to customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;
(15)existing under, by reason of or with respect to Indebtedness of the Company or a Restricted Subsidiary not prohibited to be incurred under the Indenture; provided that (a) such encumbrances or restrictions are customary for the type of Indebtedness being incurred and the jurisdiction of the obligor and (b) such encumbrances or restrictions will not affect in any material respect the Company’s or any Guarantor’s ability to make principal and interest payments on the 7.375% Notes, as determined in good faith by the Company;
(16)agreements governing Indebtedness incurred in compliance with clause (4) of the covenant described under “-Incurrence of Indebtedness and Issuance of Preferred Stock,” provided that such encumbrances or restrictions apply only to assets financed with the proceeds of such Indebtedness; and
(17)any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (16) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive as a whole with respect to such encumbrances or restrictions than prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets
The Company will not, directly or indirectly, in a single transaction or series of related transactions, consolidate or merge with or into any other Person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis) to any Person or group of affiliated Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in sale, assignment transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any other Person or group of Persons unless:
(1)either:
(a)the Company shall be the surviving or continuing corporation or
(b)the Person formed by or surviving such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made (the “Surviving Entity”) is a corporation, limited liability company, partnership (including a limited partnership) or trust organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia (provided that if such Person is not a corporation, (i) a corporate Wholly Owned Restricted Subsidiary of such Person organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia, or (ii) a corporation of which such Person is a Wholly Owned Restricted Subsidiary organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia, is a co-issuer of the 7.375% Notes or becomes a co-issuer of the 7.375% Notes in connection therewith);
(2)the Surviving Entity, if applicable expressly assumes, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of and premium, if any, and interest and Special Interest, if any, on all of the 7.375% Notes and the performance of every covenant of the 7.375% Notes and the Indenture on the part of the Company to be performed or observed;
(3)immediately after giving pro forma effect to such transaction or series of transactions and the assumption contemplated by clause (2) above (including giving effect to any Indebtedness and Acquired Debt, in each case, incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or the Surviving Entity, as the case may be, shall be (a) able to incur at least $1.00 of additional Indebtedness (other than Permitted Debt) pursuant to the covenant described under “-Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) have a Fixed Charge Coverage Ratio that is equal to or greater than the Fixed Charge Coverage Ratio of the Company immediately prior to such consolidation, merger, sale, assignment, transfer, conveyance or other disposition; provided, however, that this clause (3) shall not apply during any Suspension Period;
(4)immediately after giving effect to such transaction or series of transactions and the assumption contemplated by clause (2) above (including, without limitation, giving effect to any Indebtedness and Acquired Debt, in each case, incurred or anticipated to be incurred and any Lien granted in connection with or in respect of such transaction), no Default or Event of Default shall have occurred and be continuing; and
(5)the Company or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.
Notwithstanding the foregoing, any merger of the Company with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction shall be permitted without regard to clause (3) of the immediately preceding paragraph. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.
Upon any consolidation or merger of the Company or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the continuing corporation, the Surviving Entity formed by such consolidation or into which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the 7.375% Notes with the same effect as if such Surviving Entity had been named as such and the Company shall be released from its obligations under the Indenture and the

7.375% Notes; provided, however, that the Company shall not be released from its obligations under the Indenture or the 7.375% Notes in the case of a lease.
Each Guarantor will not, and the Company will not cause or permit any Guarantor to, directly or indirectly, in a single transaction or series of related transactions, consolidate or merge with or into any Person other than the Company or any other Guarantor unless:
(1)if the Guarantor was a corporation or limited liability company under the laws of the United States, any State thereof or the District of Columbia, the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) is a corporation or limited liability company organized and existing under the laws of the United States, any State thereof or the District of Columbia;

(2)such entity assumes by supplemental indenture all of the obligations of the Guarantor under its Subsidiary Guarantee;

(3)immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4)immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (a)(3) of this covenant; provided, however, that this clause (4) shall not apply during any Suspension Period.

Notwithstanding the foregoing, the requirements of the immediately preceding paragraph will not apply to any transaction pursuant to which such Guarantor is automatically released from its Subsidiary Guarantee in accordance with the provisions described under the last paragraph of “Brief Description of the 7.375% Notes and the Guarantees-The Subsidiary Guarantees.”
Transactions with Affiliates
The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company or any of its Restricted Subsidiaries (each, an “Affiliate Transaction”), involving aggregate consideration in excess of $5.0 million, unless:
(1)such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by the Company or such Restricted Subsidiary with a Person who is not an Affiliate of the Company or such Restricted Subsidiary; and

(2)the Company delivers to the Trustee:
(a)with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an officers’ certificate certifying that such Affiliate Transaction complies with this covenant;

(b)with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(c)with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $40.0 million, an opinion as to the fairness to the Company or the relevant Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:
(1)transactions between or among the Company and/or its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries;

(2)Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “-Restricted Payments”;

(3)reasonable fees and compensation paid to (including issuances and grants of Equity Interests of the Company, employment agreements and stock option and ownership plans for the benefit of), and indemnity and insurance provided on behalf of, current, former or future officers, directors, employees or consultants of the Company or any Restricted Subsidiary in the ordinary course of business;

(4)transactions pursuant to any agreement in effect on the Issue Date and disclosed in the prospectus dated January 27, 2012 for the sale of the 7.375% Notes (including by incorporation by reference), as in effect on the Issue Date or as thereafter amended or replaced in any manner, that, taken as a whole, is not more disadvantageous to the Holders or the Company in any material respect than such agreement as it was in effect on the Issue Date;

(5)loans or advances to employees and officers of the Company and its Restricted Subsidiaries permitted by clause (8) of the definition of “Permitted Investments”;

(6)any transaction with a Person (other than an Unrestricted Subsidiary) which would constitute an Affiliate Transaction solely because the Company, directly or through any of its Restricted Subsidiaries, owns an equity interest in or otherwise controls such Person; provided that no Affiliate of the Company or its Restricted Subsidiaries other than the Company or a Restricted Subsidiary shall have a beneficial interest in such Person;

(7)any service, purchase, lease, supply or similar agreement entered into in the ordinary course of business (including, without limitation, pursuant to any joint venture agreement) between the Company or any Restricted Subsidiary and any Affiliate that is a customer, client, supplier, purchaser or seller of goods or services, so long as the Company determines in good faith that any such agreement is on terms not materially less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arms’-length transaction with an entity that is not an Affiliate;

(8)the issuance and sale of Qualified Capital Stock;

(9)any transaction effected in connection with a Qualified Receivables Transaction;

(10)pledges of equity interests of Unrestricted Subsidiaries;

(11)the existence of, or the performance by the Company or any of its Restricted Subsidiaries of their obligations under the terms of, any customary registration rights agreement to which they are a party or become a party in the future;

(12)transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an independent financial advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the previous paragraph of this covenant;
(13)any contribution to the common equity capital of the Company; and

(14)the Transactions, all transactions in connection therewith (including but not limited to the financing thereof), and all fees and expenses paid or payable in connection with the Transactions.

Designation of Restricted and Unrestricted Subsidiaries
The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary in accordance with the definition of “Unrestricted Subsidiary” if the designation would not cause a Default. All outstanding Investments owned by the Company and its Restricted Subsidiaries in the designated Unrestricted Subsidiary will be treated as an Investment made at the time of the designation and will either reduce the amount available for Restricted Payments under the first paragraph under the caption “-Certain Covenants-Restricted Payments” or be a Permitted Investment, as applicable. The amount of all such outstanding Investments will be the aggregate fair market value of such Investments at the time of the designation. The designation will not be permitted if such Investment would not be permitted as a Restricted Payment or Permitted Investment at that time and if such Restricted Subsidiary does not otherwise meet the definition of an Unrestricted Subsidiary. Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing conditions and the conditions set forth in the definition of “Unrestricted Subsidiary” and was permitted by the covenant described above under the caption “-Certain Covenants-Restricted Payments.”

If, at any time, any Unrestricted Subsidiary would fail to meet any of the requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “-Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company shall be in default of such covenant.
The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “-Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.
Notwithstanding the foregoing, no Subsidiary of the Company shall be designated an Unrestricted Subsidiary during any Suspension Period.
Additional Subsidiary Guarantees
If, after the date of the Indenture, the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than an Excluded Subsidiary), then that newly acquired or created Domestic Subsidiary will become a Guarantor and, within 20 Business Days of the date on which it was acquired or created, the Company shall cause such Restricted Subsidiary to:
(i)execute and deliver to the Trustee (a) a supplemental indenture substantially in the form attached as an exhibit to the Indenture pursuant to which such Restricted Subsidiary shall unconditionally Guarantee all of the Company’s obligations under the 7.375% Notes and the Indenture, (b) a notation of guarantee in respect of its Subsidiary Guarantee and (c) a joinder to the Registration Rights Agreement, if applicable; and

(ii)deliver to the Trustee one or more Opinions of Counsel that such supplemental indenture (a) has been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitutes a valid and legally binding obligation of such Restricted Subsidiary in accordance with its terms.

Limitation on Sale and Leaseback Transactions
The Company shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:
(1)the Company or such Restricted Subsidiary would be entitled to:
(a)incur Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale and Leaseback Transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described under “-Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(b)create a Lien on such property securing such Attributable Indebtedness without also securing the 7.375% Notes or the applicable Subsidiary Guarantee pursuant to the covenant described under “-Liens”;

(2)the gross cash proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors of the Company and set forth in an officers’ certificate delivered to the Trustee, of the property that is the subject of such Sale and Leaseback Transaction; and

(3)such Sale and Leaseback Transaction is effected in compliance with the covenant described under “-Repurchase at the Option of Holders-Offer to Repurchase by Application of Excess Proceeds of Asset Sales.”

Clause 1(a) above shall not apply during any Suspension Period.
Reports
Whether or not required by the rules and regulations of the SEC, so long as any 7.375% Notes are outstanding, the Company will furnish to the Trustee (or file with the SEC for public availability), within the time periods specified in the SEC’s rules and regulations:

(1)all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2)all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. In addition, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.
If at any time the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.
If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.
In addition, the Company and the Guarantors agree that, for so long as any 7.375% Notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish or make available to the Holders of 7.375% Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Further, the Company agrees that, for so long as any 7.375% Notes remain outstanding, within 10 business days after furnishing or making available to the Trustee (or filing with the SEC for public availability) the annual and quarterly reports required by clause (1) of the first paragraph of this “Reports” covenant, it will hold a conference call to discuss such reports and the results of operations for the relevant reporting period.
Notwithstanding anything herein to the contrary, any failure to comply with this covenant shall be automatically cured when the Company provides all required reports to the Trustee or Holders of 7.375% Notes, as applicable, or files all required reports with the SEC.
Events of Default and Remedies
Each of the following is an Event of Default:
(1)default for 30 consecutive days in the payment when due of interest and Special Interest, if any, on the 7.375% Notes;

(2)default in payment when due of the principal of or premium, if any, on the 7.375% Notes (including default in payment when due in connection with the purchase of 7.375% Notes tendered pursuant to a Change of Control Offer or Net Proceeds Offer on the date specified for such payment in the applicable offer to purchase);

(3)failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under “-Certain Covenants-Merger, Consolidation or Sale of Assets” for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders (with a copy to the Trustee) of at least 25% of the outstanding principal amount of the 7.375% Notes;

(4)a default in the observance or performance of any other covenant or agreement contained in the Indenture or the 7.375% Notes, which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders (with a copy to the Trustee) of at least 25% of the outstanding principal amount of the 7.375% Notes;

(5)a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary of the Company (or the payment of which is Guaranteed by the Company or any Restricted Subsidiary of the Company) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:
(a)(i) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or (ii) results in the acceleration of such Indebtedness prior to express maturity; and

(b)in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $35.0 million, or more;

(6)failure by the Company or any of its Restricted Subsidiaries to pay non-appealable final judgments aggregating in excess of $35.0 million (excluding amounts covered by insurance or bonded) which judgments are not paid, discharged or stayed for a period of more than 60 days after such judgments have become final and non-appealable and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(7)except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its Obligations under its Subsidiary Guarantee if, and only if, in each such case, such default continues for 10 days; or

(8)certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries (or group of Restricted Subsidiaries) that is a Significant Subsidiary.

If an Event of Default (other than an Event of Default specified in clause (8) above with respect to the Company) shall have occurred and be continuing under the Indenture, the Trustee, by written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the 7.375% Notes then outstanding by written notice to the Company and the Trustee, may declare all amounts owing under the 7.375% Notes to be due and payable. Upon such declaration of acceleration, the aggregate principal of, accrued and unpaid interest and Special Interest, if any, on the 7.375% Notes shall immediately become due and payable.
If an Event of Default specified in clause (8) above occurs and is continuing with respect to the Company, then all unpaid principal of, and premium, if any, accrued and unpaid interest and Special Interest, if any, on all of the 7.375% Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.
The Indenture provides that, at any time after a declaration of acceleration with respect to the 7.375% Notes as described in the two preceding paragraphs, the Holders of a majority in principal amount of the 7.375% Notes may rescind and cancel such declaration and its consequences:
(1)if the rescission would not conflict with any judgment or decree;

(2)if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3)to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4)if we have paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.
The Holders of a majority in principal amount of the 7.375% Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of, interest on or Special Interest, if any, on, any 7.375% Notes.
Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee indemnity satisfactory to it. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding 7.375% Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. No single Holder will have any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless (1) such Holder has notified the Trustee of a continuing Event of Default; (2) the Holders of at least 25% in aggregate principal amount of the 7.375% Notes have made written request, and offered such reasonable indemnity as the Trustee may require, to the Trustee to institute such proceeding; (3) the Trustee has failed to institute such proceeding within 60 days after receipt of such notice and the Trustee; and (4) within such 60-day period, the Trustee has not received directions inconsistent with such written request by Holders of a majority in aggregate principal amount of the outstanding 7.375% Notes. Such limitations will not apply, however, to a suit instituted by the Holder of a 7.375% Note for the enforcement of the payment of the principal of, premium, if any, interest on, or Special Interest, if any, on, such 7.375% Note on or after the respective due dates therefor.
Under the Indenture, we will be required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default that has occurred and, if applicable, describe such Default or Event of Default and the status thereof; provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Stockholders
No past, present or future director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the 7.375% Notes, the Indenture or the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of 7.375% Notes by accepting a 7.375% Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the 7.375% Notes. The waiver may not be effective to waive liabilities under the federal securities laws.
Legal Defeasance and Covenant Defeasance
The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding 7.375% Notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:
(1)the rights of Holders of outstanding 7.375% Notes to receive payments in respect of the principal of, premium, if any, and interest or Special Interest, if any, on such 7.375% Notes when such payments are due from the trust referred to below;

(2)the Company’s obligations with respect to the 7.375% Notes concerning issuing temporary 7.375% Notes, registration of 7.375% Notes, mutilated, destroyed, lost or stolen 7.375% notes and the maintenance of an office or agency for payment and money for security payments held in trust;
(3)the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the 7.375% Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “-Events of Default and Remedies” will no longer constitute an Event of Default with respect to the 7.375% Notes.
In order to exercise either Legal Defeasance or Covenant Defeasance:
(1)the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the 7.375% Notes, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest), in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants delivered to the Trustee, to pay the principal of, premium, if any, interest and Special Interest, if any, on, the outstanding 7.375% Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the 7.375% Notes are being defeased to maturity or to a particular redemption date;

(2)in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding 7.375% Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding 7.375% Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the Indenture or any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (other than any such default under the Indenture resulting solely from the borrowing of funds to be applied to such deposit);

(6)the Company must deliver to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of 7.375% Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(7)the Company must deliver to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge
The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the 7.375% Notes, as expressly provided for in the Indenture) as to all outstanding 7.375% Notes when either:
(1)either:

(a)all the 7.375% Notes theretofore authenticated and delivered (except lost, stolen or destroyed 7.375% Notes which have been replaced or paid and 7.375% Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from their trust as provided in the Indenture) have been delivered to the Trustee for cancellation, or

(b)all of the 7.375% Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the sending of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year; and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants delivered to the Trustee, without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness (including all principal, accrued interest and Special Interest, if any) on the 7.375% Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, accrued interest and Special Interest, if any, to the date of maturity or redemption, as the case may be;

(2)no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of or default under any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)the Company or any Guarantor has paid or caused to be paid all other sums payable under the Indenture; and

(4)The Company has delivered irrevocable instructions to the Trustee to apply such funds to the payment of the 7.375% Notes at maturity or redemption, as the case may be.

In addition, the Company must deliver to the Trustee an officers’ certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.
Amendment, Supplement and Waiver
Except as provided in the next two succeeding paragraphs, the Indenture, the 7.375% Notes and the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the 7.375% Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the 7.375% Notes) and, subject to certain exceptions, any past Default or Event of Default or compliance with any provisions may be waived with the consent of the Holders of at least a majority in principal amount of the 7.375% Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the 7.375% Notes).
Without the consent of each Holder affected, an amendment or waiver may not (with respect to any 7.375% Notes held by a non-consenting Holder):
(1)reduce the principal amount of 7.375% Notes whose Holders must consent to an amendment, supplement or waiver, including the waiver of Defaults or Events of Default, or to a rescission and cancellation of a declaration of acceleration of the 7.375% Notes;

(2)reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any 7.375% Notes;

(3)reduce the principal of or change or have the effect of changing the fixed maturity of any 7.375% Notes or alter or waive the provisions with respect to the redemption of the 7.375% Notes (other than provisions relating to the covenants described above under the caption “-Repurchase at the Option of the Holders”);

(4)make any 7.375% Notes payable in money other than that stated in the 7.375% Notes;

(5)make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payment of principal of, interest, Special Interest, if any, or premium, if any, on the 7.375% Notes on or after the due date thereof or to bring suit to enforce such payment;

(6)change the price payable by the Company for 7.375% Notes repurchased pursuant to the provisions described above under “-Offer to Repurchase upon Change of Control” and “-Offer to Repurchase by Application of Excess Proceeds of Asset Sales” or after the occurrence of a Change of Control, modify or change in any material respect the obligation of the Company to make and consummate a Change of Control Offer or modify any of the provisions or definitions with respect thereto;

(7)waive a Default or Event of Default in the payment of principal of, interest, Special Interest, if any, or premium on, the 7.375% Notes; provided that this clause (7) shall not limit the right of the Holders of at least a majority in aggregate principal amount of the outstanding 7.375% Notes to rescind and cancel a declaration of acceleration of the 7.375% Notes following delivery of an acceleration notice as described above under “-Events of Default and Remedies”;

(8)release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except as permitted by the Indenture;

(9)contractually subordinate the 7.375% Notes or the Subsidiary Guarantees to any other Indebtedness; or

(10)make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of 7.375% Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the 7.375% Notes:
(1)to cure any ambiguity, defect or inconsistency;

(2)to provide for uncertificated 7.375% Notes in addition to or in place of certificated 7.375% Notes;

(3)to provide for the assumption of the Company’s obligations to Holders of 7.375% Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets;

(4)to make any change that would provide any additional rights or benefits to the Holders of 7.375% Notes or that does not adversely affect the legal rights under the Indenture of any such Holder in any material respect;

(5)to add any Person as a Guarantor;

(6)to comply with any requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(7)to remove a Guarantor which, in accordance with the terms of the Indenture, ceases to be liable in respect of its Subsidiary Guarantee;

(8)to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

(9)to secure all of the 7.375% Notes;

(10)to add to the covenants of the Company or any Guarantor for the benefit of the Holders or to surrender any right or power conferred upon the Company or any Guarantor;

(11)to conform the text of the Indenture, the 7.375% Notes or the Subsidiary Guarantees to any provision of this “Description of the Exchange 7.375% Notes” to the extent that such provision in the “Description of the Exchange 7.375% Notes” was intended to be a verbatim recitation of a provision in the Indenture, the 7.375% Notes or the Subsidiary Guarantees;

(12)to provide for the issuance of additional 7.375% Notes in accordance with the limitations set forth in the Indenture as of the date of the Indenture; and

(13)to comply with the provisions of DTC or the Trustee with respect to the provisions in the Indenture and the 7.375% Notes relating to transfers and exchanges of 7.375% Notes or beneficial interests in 7.375% Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any Holder of 7.375% Notes given in connection with a tender of such Holder’s 7.375% Notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, the Company is required to send to the Holders a notice briefly describing such amendment. However, the failure to give such notice to all of the Holders, or any defect in the notice, will not impair or affect the validity of the amendment.
Concerning the Trustee
The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holder of 7.375% Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.
The Indenture and the provisions of the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it come a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue (if the Indenture has been qualified under the Trust Indenture Act) or resign.
Registration Rights; Special Interest
The following description is a summary of the material provisions of the Registration Rights Agreement. It does not restate that agreement in its entirety. We urge you to read the Registration Rights Agreement in its entirety because it, and not this description, defines your registration rights as holders of July Notes.

The Company, the Guarantors and representatives of the initial purchasers entered into the Registration Rights Agreement as of July 18, 2013. Pursuant to the Registration Rights Agreement, the Company and the Guarantors agreed to file with the SEC the Exchange Offer Registration Statement (as defined in the Registration Rights Agreement) on the appropriate form under the Securities Act with respect to the exchange notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Company and the Guarantors will offer to the holders of Entitled Securities pursuant to the Exchange Offer (as defined in the Registration Rights Agreement) who are able to make certain representations the opportunity to exchange their Entitled Securities for exchange notes.
If:
(1)The Company and the Guarantors are not

(a)required to file the Exchange Offer Registration Statement; or

(b)permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy; or

(2)any holder of Entitled Securities notifies the Company prior to the 20th business day following consummation of the Exchange Offer that:

(a)it is prohibited by law or SEC policy from participating in the Exchange Offer;

(b)it may not resell the exchange notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c)it is a broker-dealer and owns July Notes acquired directly from the Company or an affiliate of the Company, the Company and the Guarantors will file with the SEC a Shelf Registration Statement (as defined in the Registration Rights Agreement) to cover resales of the July Notes by the Holders of the July Notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

For purposes of the preceding, “Entitled Securities” means each July Note until the earliest to occur of:
(1)the date on which such July Note has been exchanged by a Person other than a broker-dealer for an exchange note in the Exchange Offer;

(2)following the exchange by a broker-dealer in the Exchange Offer of a July Note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3)the date on which such July Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4)the date on which such July Note is actually sold pursuant to Rule 144 under the Securities Act; provided that a July Note will not cease to be an Entitled Security for purposes of the Exchange Offer by virtue of this clause (4).

The Registration Rights Agreement provides that:
(1)the Company and the Guarantors will file an Exchange Offer Registration Statement with the SEC on or prior to May 4, 2014;

(2)the Company and the Guarantors will use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to July 13, 2014;

(3)unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and the Guarantors will:

(a)commence the Exchange Offer; and

(b)use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by applicable securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, exchange notes in exchange for all July Notes tendered prior thereto in the Exchange Offer; and

(4)if obligated to file the Shelf Registration Statement, the Company and the Guarantors will use all commercially reasonable efforts (a) to file the Shelf Registration Statement with the SEC on or prior to the later of (i) 45 days after such filing obligation arises and (ii) May 4, 2014 and (b) to cause the Shelf Registration to be declared effective by the SEC on or prior to the later of (i) 90 days after such obligation arises and (ii) July 13, 2014.

If:
(1)the Company and the Guarantors fail to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing;

(2)any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”);

(3)the Company and the Guarantors fail to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement (or longer, if required by applicable securities laws); or

(4)the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Entitled Securities during the applicable periods specified in the Registration Rights Agreement, except as permitted therein (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then the Company and the Guarantors will pay Special Interest to each holder of Entitled Securities until all Registration Defaults have been cured.

With respect to the first 90-day period immediately following the occurrence of the first Registration Default, Special Interest will be paid at a rate of 0.25% per annum of the principal amount of Entitled Securities outstanding. The rate of the Special Interest will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum rate of Special Interest for all Registration Defaults of 1.0% per annum of the principal amount of the Entitled Securities outstanding.
All accrued Special Interest will be paid by the Company and the Guarantors on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of certificated July Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.
On the date of cure of all Registration Defaults, the accrual of Special Interest will cease.
Holders of July Notes will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their July Notes included in the Shelf Registration Statement and benefit from the provisions regarding Special Interest set forth above. By acquiring Entitled Securities, a holder will be deemed to have agreed to indemnify the Company and the Guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of July Notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from the Company. We will notify the Trustee and the paying agent in writing of any Special Interest that has become due and payable within ten business days in the event of a Registration Default, indicating the date from which Special Interest will accrue and the Trustee will forward such notice on behalf of the Company to the holders. Within ten business days after all Registration Defaults have been cured, we will notify the Trustee and the paying agent in writing, specifying the last date of any accrued Special Interest (and the Trustee will forward such notice on behalf of the Company to the holders).
The Registration Rights Agreement provides that we may delay the filing or the effectiveness of the Shelf Registration Statement (if any) and shall not be required to maintain the effectiveness thereof or amend or supplement such Registration Statement in the event that, and for a period of time (a “Blackout Period”) not to exceed an aggregate of 90 days in any twelve-month period, maintaining the effectiveness of such Registration Statement or filing an amendment or supplement thereto (or, if no Registration Statement has yet been filed, to filing such a Registration Statement) would (i) require the public disclosure of material non-public information concerning any transaction or negotiations involving Post or any of our consolidated subsidiaries that would materially interfere with such transaction or negotiations or obtaining any financial statements relating to any such acquisition or business combination required to be included in the Shelf Registration Statement would be impracticable, (ii) require the public disclosure of material non-public information concerning Post at a time when our directors and executive officers are restricted from trading in Post’s securities or (iii) otherwise materially interfere with financing plans, acquisition activities or business activities of Post. No Special Interest shall accrue during any Blackout Period.
Governing Law
The Indenture provides that it and the outstanding 7.375% Notes are, and the exchange notes will be, governed by, and construed in accordance with, the laws of the State of New York.
Certain Definitions
Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
“Acquired Debt” means, with respect to any specified Person:
(1)Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional 7.375% Notes” means notes, if any, issued under the Indenture after the Issue Date and forming a single class of securities with the 7.375% Notes. The July Notes were the second issuance of Additional Notes under the Indenture.
“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.
“Asset Sale” means:
(1)the sale, lease, conveyance or other disposition of any assets or rights, including by means of a Sale and Leaseback Transaction; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “-Repurchase at the Option of the Holders-Offer to Repurchase upon Change of Control” and/or the provisions described above under the caption “-Certain Covenants-Merger, Consolidation or Sale of Assets” and not by the provisions of the “-Repurchase at the Option of the Holders- Offer to Repurchase by Application of Excess Proceeds of Asset Sales” covenant; and

(2)the issuance or sale of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any of the Company’s Restricted Subsidiaries of Equity Interests in any of the Company’s Restricted Subsidiaries.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:
(1)any single transaction or series of related transactions that involves assets (including, if applicable, the Equity Interests of a Restricted Subsidiary) having an aggregate fair market value of less than $25.0 million;

(2)a transfer of assets or rights between or among the Company and its Restricted Subsidiaries;

(3)sales of inventory in the ordinary course of business;

(4)an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(5)any Permitted Investment or any Restricted Payment, in each case, that is permitted by the covenant described above under the caption “Certain Covenants-Restricted Payments;”

(6)a disposition of products, services, equipment or inventory in the ordinary course of business or a disposition of damaged or obsolete equipment or equipment that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in the ordinary course of business;

(7)the grant of Liens (or foreclosure thereon) permitted by the covenant described under “-Certain Covenants-Liens;”

(8)the sale or transfer of Receivables Program Assets or rights therein in connection with a Qualified Receivables Transaction;

(9)the surrender or waiver of contractual rights or the settlement, release or surrender of contract, tort or other litigation claim in the ordinary course of business;

(10)the sale or other disposition of cash or Cash Equivalents;

(11)grants of licenses or sublicenses of intellectual property of the Company or any of its Restricted Subsidiaries to the extent not materially interfering with the business of the Company and its Restricted Subsidiaries;

(12)any exchange of like-kind property pursuant to Section 1031 of the Code that are used or useful in a Permitted Business;

(13)the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(14)the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Company or any of its Restricted Subsidiaries are not material to the conduct of the business of the Company and its Restricted Subsidiaries taken as a whole; and

(15)condemnations or any similar action on assets.

“Attributable Indebtedness”, when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, the present value of the total Obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate implicit in such transaction, determined in accordance with GAAP; provided, however, that if such Sale and Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determine in accordance with the definition of “Capital Lease Obligation.”
“Bank Credit Facilities” means the Company’s senior secured revolving and term loan credit facilities, entered into on February 3, 2012, by and among the Company, Post Foods, as guarantor, and the banks and other financial institutions from time to time parties thereto as agents and lenders, and any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time. Subsequent to the Issue Date, the Company repaid the term loan credit facility and, effective July 18, 2013, terminated the credit facility.
“Beneficial Owner “ has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as such term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.
“Board of Directors” means:
(1)with respect to a corporation, the Board of Directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)with respect to a limited liability company, the managing member or members or any controlling committee of managing members, managers or the Board of Directors thereof; and

(4)with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.
“Borrowing Base” means as of any date, an amount, determined on a consolidated basis and in accordance with GAAP, equal to the sum of (i) 70% of the aggregate book value of inventory plus (ii) 85% of the aggregate book value of all accounts receivable (net of bad debt reserves) of the Company and its Restricted Subsidiaries. To the extent that information is not available as to the amount of inventory or accounts receivable as of a specific date, the Company shall use the most recent available information for purposes of calculating the Borrowing Base.
“Business Day” means a day other than a Saturday, Sunday or other day on which the Trustee or banking institutions in New York are authorized or required by law to close.
“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.
“Capital Stock” means:
(1)in the case of a corporation, corporate stock;

(2)in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:
(a)marketable direct Obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition;
(b)certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of one year or less from the date of acquisition issued by any commercial bank organized under the laws of the United States or any state thereof having combined capital and surplus of not less than $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(c)commercial paper of an issuer rated at least A-1 by S&P or P-1 by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within one year from the date of acquisition;

(d)repurchase obligations of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than 7 days, with respect to securities of the type described in clause (a) of this definition;

(e)securities with maturities of one year or less from the date of acquisition issued or fully Guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory, the securities of which state, commonwealth, territory, political subdivision or taxing authority (as the case may be) are rated at least A by S&P or A by Moody’s; or

(f)money market mutual or similar funds that invest at least 95% of their assets in securities satisfying the requirements of clauses (a) through (e) of this definition.

“Change of Control” means the occurrence of any of the following:
(1)the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted

Subsidiaries, taken as a whole, to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act), other than a Permitted Holder;

(2)the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than a Permitted Holder becomes the Beneficial Owner, directly or indirectly, of 50% or more of the Voting Stock of the Company, measured by voting power rather than number of shares; provided, however, that an entity that conducts no other material activities other than holding Equity Interests in the Company or any direct or indirect parent of the Company and has no other material assets or liabilities other than such Equity Interests will not itself be considered a “person” for purposes of this clause (3); or

(4)the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Change of Control Payment Date” has the meaning assigned to that term in the Indenture governing the 7.375% Notes.
“Common Stock” means with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.
“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:
(1)provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)consolidated net interest expense of such Person and its Restricted Subsidiaries for such period whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment Obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Receivables Transaction, and net payments, if any, pursuant to Hedging Obligations, but excluding amortization of debt issuance costs), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(3)depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses, write-offs, write-downs or impairment charges (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period and any non-cash charge, expense or loss relating to write-offs, write-downs or reserves with respect to accounts receivable or inventory) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(4)non-cash losses and expenses resulting from fair value accounting (as permitted by Accounting Standard Codification Topic No. 825-10-25 - Fair Value Option or any similar accounting standard) to the extent deducted in computing such Consolidated Net Income; plus

(5)unrealized losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the application of FASB ASC 830 or any similar accounting standard shall be excluded; minus

(6)non-cash items increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business, in each case, on a consolidated basis for such Person and its Restricted Subsidiaries and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.
“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (or loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends; provided that:
(1)the net income of any Restricted Subsidiary (other than a Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(2)the net income (or loss) for such period of any Person that is not a Restricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the specified Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) made by such Person that is a not a Restricted Subsidiary to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(3)the cumulative effect of a change in accounting principles shall be excluded;

(4)income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) shall be excluded;

(5)any gain (or loss) realized upon the sale or other disposition of assets of such Person or its consolidated Subsidiaries, other than a sale or disposition in the ordinary course of business, and any gain (or loss) realized upon the sale or disposition of any Capital Stock of any Person shall be excluded;

(6)any impairment charge or asset write-off, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities (including any losses with respect to the foregoing in bankruptcy, insolvency or similar proceedings) or as a result of a change in law or regulation, in each case pursuant to GAAP, shall be excluded;

(7)any non-cash compensation expense realized from employee benefit plans or postemployment benefit plans, grants of stock appreciation, restricted stock or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(8)all extraordinary, unusual or non-recurring charges, gains and losses (including, without limitation, all restructuring costs, facilities relocation costs, acquisition integration costs and fees, including all fees, commissions, expenses and other similar charges of accountants, attorneys, brokers and other financial advisors related thereto and cash severance payments made in connection with acquisitions, any expense or charge related to the repurchase of Capital Stock or warrants or options to purchase Capital Stock and any premiums, fees and expenses paid in connection with the Transactions), together with any related provision for taxes, shall be excluded;

(9)inventory purchase accounting adjustments and amortization and impairment charges resulting from other purchase accounting adjustments in connection with acquisition transactions shall be excluded; and

(10)in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets shall be excluded.

“Consolidated Senior Secured Leverage Ratio” means, with respect to any specified Person for any period, the ratio of (i) Senior Secured Indebtedness of such Person on such date to (ii) Consolidated Cash Flow for the period of four consecutive fiscal quarters for which internal financial statements are available immediately preceding the date of the event for which the calculation of the Consolidated Senior Secured Leverage Ratio is made (for purposes of this definition, the “Consolidated Senior Secured Leverage Ratio Reference Period”). In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchase, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock, in each case, subsequent to the commencement of the Consolidated Senior Secured Leverage Ratio Reference Period and on or prior to the date of the event for which the calculation of the Consolidated Senior Secured Leverage Ratio is made (for purposes of this definition, the “Consolidated Senior Secured Leverage Ratio Calculation Date”), then the Consolidated Senior Secured Leverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the Consolidated Senior Secured Leverage Ratio Reference Period.
In addition, the Consolidated Senior Secured Leverage Ratio shall be determined with such pro forma adjustments as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.
“Consolidated Total Assets” means, as of any date of determination, the consolidated total assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company then available, after giving pro forma effect for acquisitions or dispositions of Persons, divisions or lines of business that occurred on or after such balance sheet date and on or prior to such date of determination.
“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:
(1)was a member of such Board of Directors on the date of the Indenture; or

(2)was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.
Without limiting the generality of the foregoing, “Continuing Director” shall include one or more directors or nominees who are part of a dissident slate of directors in connection with a proxy contest, which director or nominee is approved by the Company’s Board of Directors as a Continuing Director, even if such Board of Directors opposed or opposes the directors for purposes of such proxy contest.
“Credit Facility” means, with respect to the Company or any of its Restricted Subsidiaries:
(1)the Bank Credit Facilities; and

(2)one or more debt facilities (which may be outstanding at the same time) or other financing arrangements (including, without limitation, commercial paper facilities, indentures, note purchase agreements or other agreements) providing for revolving credit loans, term loans, debt securities, letters of credit, bankers’ acceptances or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder (provided that such increase in borrowings is permitted under “Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock”) or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Currency Protection Agreement” means any currency protection agreement entered into with one or more financial institutions in the ordinary course of business that is designed to protect the Person or entity entering into the agreement against fluctuations in currency exchange rates with respect to Indebtedness incurred and not for purposes of speculation.
“Default “ means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
“Designated Noncash Consideration” means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers’ certificate, setting forth the basis of such valuation, executed by the principal executive officer or the principal financial officer of the Company, less the amount of cash and Cash Equivalents received in connection with a sale or collection of such Designated Noncash Consideration.
“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the 7.375% Notes mature; provided, however, that only the portion of the Capital Stock which so matures, is mandatorily redeemable or is redeemable at the option of the holder prior to such date shall be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale or as a result of the bankruptcy, insolvency or similar event of the issuer shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem such Capital Stock pursuant to such provision unless such repurchase or redemption complies with the covenant described under the caption “-Certain Covenants-Restricted Payments.” Disqualified Stock shall not include Capital Stock which is issued to any plan for the benefit of employees of the Company or its Restricted Subsidiaries or by any such plan to such employees solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.
“Domestic Subsidiary” means, with respect to the Company, any Restricted Subsidiary that was formed under the laws of the United States of America or any State thereof or that Guarantees or otherwise provides direct credit support for any Indebtedness of the Company or its Domestic Subsidiaries.
“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
“Equity Offering” means a public or private sale for cash by the Company of its Common Stock (other than Disqualified Stock), or options, warrants or rights with respect to its Common Stock, other than public offerings with respect to the Company’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8.
“Excluded Subsidiary” means any Domestic Subsidiary that is designated by the Company as an “Excluded Subsidiary” pursuant to an officers’ certificate delivered to the Trustee; provided that each such Subsidiary shall be an Excluded Subsidiary only if and only for so long as:
(1)(a) the Consolidated Total Assets of such Subsidiary is less than 2.25% of the Company’s Consolidated Total Assets and (b) such Subsidiary does not guarantee or otherwise provide direct credit support for any Indebtedness of the Company or its Domestic Subsidiaries; provided that the Consolidated Total Assets of all Domestic Subsidiaries that would otherwise be deemed Excluded Subsidiaries under this clause (1)(a) shall not exceed 6.00% of the Consolidated Total Assets of the Company and its Restricted Subsidiaries; or

(2)such Subsidiary is a Receivables Subsidiary.

“Existing Indebtedness” means any Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Bank Credit Facilities) in existence on the date of the Indenture, until such amounts are repaid.
“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.
“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period (for purposes of this definition, the “Reference Period”), the ratio of Consolidated Cash Flow of such Person for the Reference Period to the Fixed Charges of such Person for the Reference Period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchase, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock, in each case, subsequent to the commencement of the Reference Period and on or prior to the date of the event for which the calculation of the Fixed Charge Coverage Ratio is made (for purposes of this definition, the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the Reference Period.
In addition, for purposes of calculating the Fixed Charge Coverage Ratio:
(1)acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions, after the first day of the Reference Period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the Reference Period;

(2)the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded; and

(3)the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company and may include, without duplication, cost savings, synergies and operating expense reductions resulting from such transaction that have been realized or are expected, in the reasonable judgment of such financial or accounting officer as set forth in an officers’ certificate, to be realized within twelve months of the effective date of such transaction. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Company as set forth in an officers’ certificate, to reflect all adjustments included in the calculation of Adjusted EBITDA as set forth in footnotes (6) and (7) to the “Summary Historical and Pro Forma Consolidated Financial Data” included in the confidential prospectus dated January 27, 2012 relating to the sale of the 7.375% Notes to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offering rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.
“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:
(1)the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments, if any, pursuant to Hedging Obligations, but excluding amortization of debt issuance costs; plus

(2)the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; minus

(5)interest income.

“Foreign Subsidiary” means, with respect to the Company, any Restricted Subsidiary that was not formed under the laws of the United States of America or any state thereof.
“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time; provided that leases will be accounted for using the generally accepted accounting principles in the United States of America in effect on the Issue Date and any changes in the accounting for leases after the Issue Date will be disregarded.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.
“Guarantors” means:
(1)each Domestic Subsidiary of the Company on the date of the Indenture (other than the Excluded Subsidiaries until such Domestic Subsidiaries no longer qualify as Excluded Subsidiaries); and

(2)any other Subsidiary of the Company that executes a Subsidiary Guarantee and related supplemental indenture in accordance with the provisions of the Indenture;

and their respective successors and assigns, in each case, until such Person is released from its Subsidiary Guarantee in accordance with the terms of the Indenture.
“Hedging Obligations” of any Person means the obligations of such Person under swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates, currency exchange rates or commodity prices, either generally or under specific contingencies.
“Indebtedness” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following:
(i)all indebtedness of such Person for money borrowed or for the deferred purchase price of property, excluding (A) any trade payables or other current liabilities incurred in the ordinary course of business and (B) any earn-out obligations until such obligation becomes liability on the balance sheet of such Person in accordance with GAAP;

(ii)all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (including purchase-money obligations);

(iii)all Obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities (including reimbursement obligations with respect thereto, except to the extent such reimbursement Obligation relates to a trade payable) issued for the account of such Person;

(iv)all Indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or assets);

(v)all Capital Lease Obligations of such Person;

(vi)the maximum fixed redemption, repayment or other repurchase price of Disqualified Stock in such Person at the time of determination;

(vii)any Hedging Obligations of such Person at the time of determination (the amount of any such Obligations to be equal to the termination value of such agreement or arrangement giving rise to such Obligation that would be payable by such Person at such time);

(viii)any Attributable Indebtedness; and

(ix)all Obligations of the types referred to in clauses (i) through (viii) of this definition of another Person and all dividends and other distributions of another Person, the payment of which, in either case, (A) such Person has Guaranteed, directly or indirectly, or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds or (B) is secured by (or the holder of such Indebtedness or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, dividends or other distributions.

For purposes of the foregoing:
(a)the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock was repurchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture; provided, however, that, if such Disqualified Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock;

(b)the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, but such Indebtedness shall be deemed incurred only as of the date of original issuance thereof;

(c)in the case of any Indebtedness not issued with original issue discount, the amount of any such Indebtedness outstanding as of any date will be the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due;

(d)the amount of any Indebtedness described in clause (ix)(A) above shall be the maximum liability under any such Guarantee;

(e)the amount of any Indebtedness described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the Obligations so secured and (II) the fair market value of such property or other assets; and

(f)except as described in clause (e) above, interest, fees, premium, and expenses and additional payments, if any, will not constitute Indebtedness.

Notwithstanding the foregoing, in connection with the purchase or sale by the Company or any Restricted Subsidiary of any assets or business, the term “Indebtedness” will exclude (x) customary indemnification obligations and (y) post-closing payment adjustments to which the other party may become entitled to the extent such payment is determined by a final closing balance sheet or such payment is otherwise contingent; provided, however, that, such amount would not be required to be reflected on the face of a balance sheet prepared in accordance with GAAP.
“Investment Grade Rating” means, a debt rating of the 7.375% Notes of BBB- or higher by S&P and Baa3 or higher by Moody’s or the equivalent of such ratings by S&P and Moody’s or, in the event S&P or Moody’s shall cease rating the 7.375% Notes and the Company shall select any other Rating Agency, the equivalent of such ratings by such other Rating Agency.
“Investments “ means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness or other Obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), prepaid expenses and accounts receivable, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a direct or indirect Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the last paragraph of the covenant described above under the caption “Certain Covenants-Restricted Payments.”
“Issue Date” means February 3, 2012.
“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event will an operating lease be deemed to constitute a Lien.
“Moody’s” means Moody’s Investors Service, Inc. or any successor rating agency.
“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of all costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking fees and broker fees, and sales and underwriting commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, any costs associated with unwinding any related Hedging Obligations in connection with such repayment and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.
“Non-Recourse Debt” means Indebtedness:
(1)as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the 7.375% Notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3)as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“7.375% Notes” means the Company’s Senior 7.375% notes, due 2022 issued under the Indenture, including the July Notes and the exchange notes.
“Obligations “ means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or its Restricted Subsidiaries whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, including special interest, Guarantees and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereof.
“Opinion of Counsel” means a written opinion from legal counsel, who may be internal or external counsel for the Company, or other counsel reasonably acceptable to the Trustee, complying with certain provisions in the Indenture.
“Permitted Holder” means (a) William P. Stiritz, (b) any of his immediate family members or (c) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a 50.1% or more controlling interest of which consist of William P. Stiritz and/or his immediate family members.
“Permitted Investments” means:
(1)any Investment in the Company or in a Restricted Subsidiary of the Company;

(2)any Investment in cash or Cash Equivalents;

(3)any Investment by the Company or any Restricted Subsidiary of the Company in a Person engaged in a Related Business, if as a result of such Investment:

(a)such Person in one transaction or a series of related transactions becomes a Restricted Subsidiary of the Company; or

(b)such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4)any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “Repurchase at the Option of Holders- Offer to Repurchase by Application of Excess Proceeds of Asset Sales”;

(5)any Investments by the Company or any Restricted Subsidiary in a Receivables Subsidiary or a Special Purpose Vehicle or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction; provided that any Investment in a Receivables Subsidiary or a Special Purpose Vehicle is in the form of a Purchase Money Note or an Equity Interest or in the form of a purchase of Receivables and Receivables Related Assets pursuant to a Receivables Repurchase Obligation;

(6)any Investment solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(7)Investments in accounts or 7.375% Notes receivable owing to the Company or any Restricted Subsidiary acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(8)loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $5.0 million at any one time outstanding;

(9)Investments in securities received in settlement of Obligations of trade creditors or customers in the ordinary course of business or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of trade creditors or customers;

(10)workers’ compensation, utility, lease and similar deposits and prepaid expenses in the ordinary course of business and endorsements of negotiable instruments and documents in the ordinary course of business;

(11)commission, payroll, travel and similar advances to employees in the ordinary course of business;

(12)Hedging Obligations entered into in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses and not for speculative purposes and otherwise in compliance with this Indenture;

(13)Investments represented by Guarantees of Indebtedness that are otherwise permitted under this Indenture and performance guarantees in the ordinary course of business;

(14)Investments in joint ventures having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at any time outstanding, not to exceed the greater of (a) $50.0 million and (b) 1.75% of Consolidated Total Assets, less the aggregate fair market value of Investments made pursuant to clause 15(b) below (measured on the date each such Investment was made and without giving effect to subsequent changes in value), plus (c) 100% of the aggregate cash dividends and distributions received by the Company or any Restricted Subsidiary from any such Investments that are at any time outstanding pursuant to this clause (14);

(15)other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at any time outstanding, not to exceed (a) the greater of (i) $50.0 million and (ii) 1.75% of Consolidated Total Assets plus (b) the then current amount available for Investments pursuant to clause (14) above plus (c) 100% of the aggregate cash dividends and distributions received by the Company or any Restricted Subsidiary from any such Investments that are at any time outstanding pursuant to this clause (15);

(16) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(17)any Investment (x) existing on the Issue Date, (y) made pursuant to binding commitments in effect on the Issue Date or (z) that replaces, refinances, refunds, renews or extends any Investment described under either of the immediately preceding clauses (x) or (y), provided that any such Investment is in an amount that does not exceed the amount replaced, refinanced, refunded, renewed or extended; and

(18)Investments in the 7.375% Notes.

“Permitted Liens” means:
(1)Liens securing Indebtedness of the Company or any Restricted Subsidiary incurred pursuant to clause (1) of the definition of “Permitted Debt”;

(2)Liens securing Indebtedness of the Company or any Restricted Subsidiary so long as, after giving effect to the incurrence of any such Indebtedness and/or Lien (including the application of any net proceeds thereof), the Consolidated Senior Secured Leverage Ratio of the Company would not be greater than 2.5 to 1.0 as of the date of incurrence;

(3)Liens in favor of the Company or the Guarantors;

(4)Liens on property of a Person existing at the time such Person is merged with or into or consolidated with or becomes a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company; provided that such Liens were not entered into in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or such Subsidiary;

(5)Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not entered into in contemplation of such acquisition and only extend to the property so acquired;

(6)Liens on assets of Foreign Subsidiaries securing Indebtedness of Foreign Subsidiaries;

(7)Liens to secure Indebtedness (including and Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “- Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets financed with such Indebtedness and additions and improvements thereon;

(8)Liens existing on the Issue Date securing Existing Indebtedness;

(9)Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings diligently conducted, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(10)Deposits’ and landlords’, lessors’, carriers’, warehousemen’s, mechanics’, suppliers’, materialmen’s, repairmen’s and other like Liens imposed by law incurred in the ordinary course of business, in each case for sums not yet due or being contested in good faith by appropriate proceedings diligently conducted;

(11)pledges or deposits made in connection with workers’ compensation, unemployment insurance and other types of social security or similar legislation, or good faith deposits to secure the performance of bids, tenders, government contracts (other than for the payment of Indebtedness) or leases to which the Company or any Restricted Subsidiary is a party, deposits to secure statutory obligations or bankers’ acceptances of the Company or any Restricted Subsidiary and deposits to secure surety and appeal bonds to which the Company or a Restricted Subsidiary is a party, in each case incurred in the ordinary course of business;

(12)judgment Liens not giving rise to Default or an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(13)easements, rights-of-way, zoning restrictions and other similar charges or encumbrances affecting real property which do not materially adversely affect the value of said property or interfere in any material respect with the ordinary conduct of the business of the Company or such Restricted Subsidiary;

(14)any interest or title of a lessor under any capital lease or operating lease; provided that such Liens do not extend to any property or assets which is not leased property subject to such lease;

(15)Liens in favor of custom and revenue authorities arising as a matter of law to secure payment of non-delinquent customs duties in connection with the importation of goods;

(16)Liens securing reimbursement obligations with respect to letters of credit or bankers’ acceptances incurred in accordance with the Indenture which encumber documents and other property relating to such letters of credit or bankers’ acceptances and products and proceeds thereof;

(17)Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(18)leases or subleases, licenses or sublicenses, granted to others not interfering in any material respect with the business of the Company or any Restricted Subsidiary of the Company;

(19)Liens arising out of conditional sale, consignment, title retention or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(20)Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection; (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business; and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(21)Liens securing Permitted Refinancing Indebtedness which is incurred to refinance, renew, replace, defease or discharge any Refinanced Indebtedness which has been secured by a Lien permitted under this Indenture and which has been incurred in accordance with the provisions of this Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders in any material respect and are not more favorable to the lienholders in any material respect with respect to such Liens than the Liens in respect of such Refinanced Indebtedness; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing such Refinanced Indebtedness;

(22)Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(23)Liens securing Hedging Obligations, currency agreements and commodities agreements which relate to Indebtedness that is permitted to be incurred pursuant to the covenant entitled “Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock;”

(24)Liens on Receivables Program Assets securing Receivables Program Obligations;

(25)deposits made in the ordinary course of business to secure liability to insurance carriers;

(26)Liens under licensing agreements for use of intellectual property entered into in the ordinary course of business;

(27)Liens incurred to secure cash management services and other bank products owed to a lender under any Credit Facilities (or any Affiliate of such lender) in the ordinary course of business;

(28)Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that such defeasance or satisfaction and discharge is not prohibited by the Indenture; and

(29)Liens incurred on assets or property of the Company or any Restricted Subsidiary of the Company with respect to Obligations that do not exceed the greater of $35.0 million and 1.25% of Consolidated Total Assets (determined as of the date of any incurrence).

During any Suspension Period, the relevant clauses of the covenant entitled “-Certain Covenants- Incurrence of Indebtedness and Issuance of Preferred Stock” shall be deemed to be in effect solely for purposes of determining the amount available under clause (7) above.
“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness) (such other Indebtedness, “Refinanced Indebtedness”); provided that:
(1)the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Refinanced Indebtedness (plus the amount of reasonable fees and expenses incurred in connection therewith including premiums paid, if any, to the holders thereof);

(2)such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Refinanced Indebtedness;

(3)if the Refinanced Indebtedness is contractually subordinated in right of payment to the 7.375% Notes, such Permitted Refinancing Indebtedness is contractually subordinated in right of payment to, the 7.375% Notes on terms at least as favorable to the Holders of 7.375% Notes as those contained in the documentation governing the Refinanced Indebtedness;

(4)such Permitted Refinancing Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Refinanced Indebtedness; and

(5)(a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the 7.375% Notes, the Permitted Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Refinanced Indebtedness or (b) if the Stated Maturity of the Refinanced Indebtedness is later than the Stated Maturity of the 7.375% Notes, the Permitted Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the 7.375% Notes.

“Person “ means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate or unincorporated organization or government or any agency or political subdivision thereof or any other entity (including any subdivision or ongoing business of any such entity, or substantially all of the assets of any such entity, subdivision or business).
“Purchase Money Note” means a promissory note evidencing the obligation of a Receivables Subsidiary or a Special Purpose Vehicle to pay the purchase price for Receivables or other Indebtedness to the Company or to any Restricted Subsidiary (or to a Receivables Subsidiary in the case of a transfer to a Special Purpose Vehicle) in connection with a Qualified Receivables Transaction, which note shall be repaid from cash available to the maker of such note, other than cash required to be held as reserves pursuant to Receivables Documents, amounts paid in respect of interest, principal and other amounts owing under Receivables Documents and amounts paid in connection with the purchase of newly generated Receivables.
“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.
“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary of the Company pursuant to which the Company or any such Restricted Subsidiary may sell, convey or otherwise transfer to a Receivables Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any Receivables Program Assets (whether existing on the Issue Date or arising thereafter); provided that:
(1)no portion of the Indebtedness or any other Obligations (contingent or otherwise) of a Receivables Subsidiary or Special Purpose Vehicle

(a)is Guaranteed by the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary), excluding Guarantees of Obligations pursuant to Standard Securitization Undertakings,

(b)is recourse to or obligates the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) in any way other than pursuant to Standard Securitization Undertakings, or

(c)subjects any property or asset of the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary), directly or indirectly, contingently or otherwise, to the satisfaction of Obligations incurred in such transactions, other than pursuant to Standard Securitization Undertakings;

(2)neither the Company nor any of its Restricted Subsidiaries (other than a Receivables Subsidiary) has any material contract, agreement, arrangement or understanding with a Receivables Subsidiary or a Special Purpose Vehicle (except in connection with a receivables securitization facility) other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company; and

(3)the Company and its Restricted Subsidiaries (other than a Receivables Subsidiary) do not have any obligation to maintain or preserve the financial condition of a Receivables Subsidiary or a Special Purpose Vehicle or cause such entity to achieve certain levels of operating results other than Standard Securitization Undertakings.

“Ralcorp Obligations” means indemnification obligations of the Company and/or its Restricted Subsidiaries in favor of Ralcorp and/or its subsidiaries in connection with the Spin-Off.
“Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the 7.375% Notes publicly available (for reasons outside the control of the Company), a statistical rating agency or agencies, as the case may be, nationally recognized in the United States and selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for S&P’s or Moody’s, or both, as the case may be.
“Receivables” means all rights of the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to payments (whether constituting accounts, chattel paper, instruments, general intangibles or otherwise, and including the right to payment of any interest or finance charges), which rights are identified in the accounting records of the Company or such Restricted Subsidiary as accounts receivable.
“Receivables Documents” means:
(1)one or more receivables purchase agreements, pooling and servicing agreements, credit agreements, agreements to acquire undivided interests or other agreements to transfer or obtain loans or advances against, or create a security interest in, Receivables Program Assets, in each case as amended, modified, supplemented or restated and in effect from time to time and entered into by the Company, a Restricted Subsidiary and/or a Receivables Subsidiary, and

(2)each other instrument, agreement and other document entered into by the Company, a Restricted Subsidiary or a Receivables Subsidiary relating to the transactions contemplated by the agreements referred to in clause (a) above, in each case as amended, modified, supplemented or restated and in effect from time to time.

“Receivables Program Assets” means:
(1)all Receivables which are described as being transferred by the Company, a Restricted Subsidiary or a Receivables Subsidiary pursuant to the Receivables Documents;

(2)all Receivables Related Assets; and

(3)all collections (including recoveries) and other proceeds of the assets described in the foregoing clauses.

“Receivables Program Obligations” means:
(1)Indebtedness and other Obligations owing in respect of notes, trust certificates, undivided interests, partnership interests or other interests sold, issued and/or pledged, or otherwise incurred, in connection with a Qualified Receivables Transaction; and

(2)related obligations of the Company, a Subsidiary of the Company or a Special Purpose Vehicle (including, without limitation, Standard Securitization Undertakings).

“Receivables Related Assets” means:
(1)any rights arising under the documentation governing or relating to Receivables (including rights in respect of Liens securing such Receivables and other credit support in respect of such Receivables);

(2)any proceeds of such Receivables and any lockboxes or accounts in which such proceeds are deposited;

(3)spread accounts and other similar accounts (and any amounts on deposit therein) established in connection with a Qualified Receivables Transaction;

(4)any warranty, indemnity, dilution and other intercompany claim arising out of Receivables Documents; and

(5)other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Receivables Repurchase Obligation” means any obligation of the Company or a Restricted Subsidiary (other than a Receivables Subsidiary) in a Qualified Receivables Transaction to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the Company or a Restricted Subsidiary (other than a Receivables Subsidiary).
“Receivables Subsidiary” means a special purpose Wholly Owned Restricted Subsidiary of the Company created in connection with the transactions contemplated by a Qualified Receivables Transaction, which Restricted Subsidiary engages in no activities other than those incidental to such Qualified Receivables Transaction and which is designated as a Receivables Subsidiary by the Company’s Board of Directors. Any such designation by the Board of Directors shall be evidenced by filing with the Trustee a Board Resolution of the Company giving effect to such designation and an officers’ certificate certifying, to the best of such officers’ knowledge and belief after consulting with counsel, such designation, and the transactions in which the Receivables Subsidiary will engage, comply with the requirements of the definition of Qualified Receivables Transaction.
“Related Business” means the business conducted by the Company and its Subsidiaries as of the Issue Date and any and all businesses that in the good faith judgment of the Board of Directors of the Company are similar or reasonably related, ancillary or complementary thereto or reasonable extensions thereof.
“Restricted Investment” means an Investment other than a Permitted Investment.
“Restricted Subsidiary “ of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.
“S&P “ means Standard & Poor’s Rating Services, a division of McGraw Hill, Inc., a New York corporation, or any successor rating agency.
“Sale and Leaseback Transactions” means with respect to any Person an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person of any asset of such Person which has been or is being sold or transferred by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such asset.
“Senior Secured Indebtedness” means the sum of (i) Indebtedness, letters of credit and bankers’ acceptances funded or incurred under Credit Facilities (with letters of credit and bankers’ acceptances being deemed to have an amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) and (ii) other funded or incurred Indebtedness that is not subordinated in right of payment to the 7.375% Notes, in each case, which is secured by Lien on any assets or property of the Company or any Restricted Subsidiary.
“Separation Agreement “ means that certain Separation and Distribution Agreement between the Company and Ralcorp dated February 2, 2012, entered into in connection with the Spin-Off, as in effect as of the Issue Date or as may be subsequently amended, provided that such amendment is not prohibited by the Indenture.
“Significant Subsidiary” means (1) any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Exchange Act, as such Regulation is in effect on the date hereof and (2) any Restricted Subsidiary that when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries would constitute a Significant Subsidiary under clause (1) of this definition.
“Special Interest” has the meaning assigned to that term pursuant to the Registration Rights Agreement.
“Special Purpose Vehicle” means a trust, partnership or other special purpose Person established by the Company and/or any of its Restricted Subsidiaries to implement a Qualified Receivables Transaction.
“Spin-Off” means the separation of Ralcorp and its Post cereals business in a tax-free spin-off to shareholders of Ralcorp pursuant to the Separation Agreement and the other transactions and agreements referred to therein.
“Standard Securitization Undertakings” means representations, warranties, covenants, performance guarantees and indemnities entered into by the Company or any Subsidiary of the Company which, in the good faith judgment of the Board of Directors of the appropriate company, are reasonably customary in an accounts receivable transaction and includes, without limitation, any Receivables Repurchase Obligation.
“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.
“Subsidiary” means, with respect to any Person:
(1)any corporation, association or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof); and

(2)any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the 7.375% Notes by a Guarantor pursuant to the terms of the Indenture, and, collectively, all such Guarantees.
“Transactions “ means (i) the Spin-Off, (ii) the offering of the 7.375% Notes and Subsidiary Guarantees under the Indenture on the Issue Date, (iii) the entry into the Bank Credit Facilities and the incurrence of Indebtedness thereunder on the Issue Date and (iv) the payment of fees and expenses related to each of the foregoing clauses (i), (ii) and (iii).
“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary in accordance with the covenant described above under the caption “Designation of Restricted and Unrestricted Subsidiaries,” but only to the extent that such Subsidiary:
(1)has no Indebtedness other than Non-Recourse Debt;

(2)is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3)is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified level of operating results; and

(4)has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries unless such Guarantee or credit support is released upon its designation as an Unrestricted Subsidiary.

“U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purpose of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.
“U.S. Government Obligations” means direct non-callable Obligations of, or Guaranteed as to full and timely payment by, the United States of America for the payment of which Guarantee or Obligations the full faith and credit of the United States is pledged.
“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.
“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:
(1)the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the material U.S. federal income tax considerations as of the date hereof to a holder relevant to the exchange of July notes for exchange notes in the exchange offer and the ownership and disposition of the exchange notes. This summary is generally limited to holders of the exchange notes who hold such notes as “capital assets” (generally, assets held for investment) for U.S. federal income tax purposes. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, including, without limitation, tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, passive foreign investment companies, certain former citizens or residents of the U.S., partnerships, S corporations or other pass-through entities, real estate investment trusts, controlled foreign corporations, U.S. holders (as defined below) whose functional currency is not the U.S. dollar and persons that hold the exchange notes in connection with a straddle, hedging, conversion or other risk-reduction transaction.
The U.S. federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, court decisions, and published rulings of the IRS all as in effect on the date hereof and all of which are subject to differing interpretations or changes at any time with possible retroactive effect. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion. Furthermore, there can be no assurance that the IRS will agree with such statements and conclusions.
As used herein, the term “U.S. holder” means a beneficial owner of an exchange note that is for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the U.S.; (2) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used herein, the term “non-U.S. holder” means a beneficial owner of a note offered hereby that is not a U.S. holder.
If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a holder of an exchange note, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of the exchange notes.
This summary does not address the tax consequences arising under any state, local, or foreign law. Furthermore, this summary does not consider the effect of the U.S. federal estate or gift tax laws or the recently effective Medicare contribution tax.
Investors considering the exchange of July notes for exchange notes in the exchange offer should consult their own tax advisors regarding application of U.S. federal tax laws, as well as the tax laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty, to the exchange offer and to purchasing, owning and disposing of the exchange notes in light of their particular circumstances.
Tax Consequences of an Exchange under the Registration Rights Agreement
The exchange of a July note for an exchange note with identical terms pursuant to the exchange offer will not be treated as a taxable exchange for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized as a result of exchanging a July note for an exchange note. Further, your tax basis in the exchange note will equal your tax basis in the July note determined as of the time of the exchange, and your holding period for the exchange note will include the period during which you held the July note.
Treatment of the Notes
In certain circumstances (see “Description of the Exchange Notes-Optional Redemption,” “Description of the Exchange Notes-Repurchase at the Option of the Holders” and “Description of the Exchange Notes-Registration Rights; Special Interest”), we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes. According to Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. holder recognizes if there is only a remote chance as of the date such notes were issued that such payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of these amounts as part of the yield to maturity of any exchange notes. Our determination that these contingencies are remote is binding on a U.S. holder unless such holder discloses its contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. holder might be required to accrue income on its exchange notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of such a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. holder. If any such amounts are in fact paid, U.S. holders will be required to recognize such amounts as income.
U.S. Holders
Payments of Interest
A U.S. holder will be required to recognize as ordinary income any interest received or accrued on the exchange notes, in accordance with the U.S. holder’s regular method of tax accounting for U.S. federal income tax purposes.
Pre-Issuance Accrued Interest
A portion of the price paid for some of the July notes was allocable to interest that accrued prior to the date the notes are purchased (the “pre-issuance accrued interest”). We intend to take the position that a portion of the interest received on the first interest payment date equal to the pre-issuance accrued interest should be treated as a return of the pre-issuance accrued interest and not as a payment of interest on the note. Amounts treated as a return of pre-issuance accrued interest should not be taxable when received but should reduce the holder’s adjusted tax basis in the applicable note by a corresponding amount.
Sale, redemption, exchange or other taxable disposition of notes
A U.S. holder generally will recognize gain or loss on the sale, redemption, exchange or other taxable disposition of an exchange note. The U.S. holder’s gain or loss will equal the difference between the proceeds received by the holder (other than proceeds attributable to accrued but unpaid interest) and the holder’s adjusted tax basis in the exchange note. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the exchange note. In general, a U.S. holder’s adjusted tax basis in an exchange note will equal the amount paid for the exchange note decreased by the amount of any payments other than qualified stated interest payments received with respect to the exchange note. The portion of any proceeds that is attributable to accrued but unpaid interest will not be taken into account in computing the U.S. holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. holder has not previously included the accrued interest in income. The gain or loss recognized by a U.S. holder on a disposition of the exchange note will be capital gain or loss and will be long-term capital gain or loss if the holder held the exchange note for more than one year. Under current U.S. federal income tax law, net long-term capital gains of non-corporate U.S. holders (including individuals) are eligible for taxation at preferential rates. The deductibility of capital losses is subject to limitation.
Information reporting and backup withholding
Unless a U.S. holder is an exempt recipient, such as a tax-exempt organization, and, when required, appropriately demonstrates such exemption, payments made with respect to the exchange notes may be subject to information reporting and may also be subject to U.S. federal backup withholding at the applicable rate if a U.S. holder fails to comply with applicable U.S. information reporting and certification requirements.
Backup withholding is not an additional tax. Any amount withheld from you under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished timely to the IRS.
Non-U.S. holders
Payments of interest
Interest paid on an exchange note by us or our agent to a non-U.S. holder will qualify for the “portfolio interest exemption” and will not be subject to U.S. federal income tax or withholding of such tax, provided that such interest income is not effectively connected with a U.S. trade or business of the non-U.S. holder (or, if a tax treaty applies, is not attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder within the U.S.); and provided that the non-U.S. holder: (1) does not actually or by attribution own 10% or more of the combined voting power of all classes of our stock entitled to vote; (2) is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us actually or by attribution through stock ownership; (3) is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and (4) either (a) provides an appropriate, properly executed, IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes the non-U.S. holder’s name and address, and certifies as to non-U.S. status in compliance with applicable law and regulations; or (b) causes a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business to provide a statement to us or our agent under penalties of perjury in which it certifies that such an IRS Form W-8 (or a suitable substitute form) has been received by it from the non-U.S. holder or qualifying intermediary and furnishes us or our agent with a copy. The Treasury regulations provide special certification rules for notes held by a foreign partnership and other intermediaries.
If a non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. holder will be subject to a 30% U.S. federal tax withholding unless the holder provides us with the appropriate, properly executed, IRS Form W-8BEN or E-8BEN-E claiming an exemption from (or reduction of) withholding under the benefit of a treaty or IRS Form W-8ECI stating that such interest is not subject to withholding because it is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.
Sale, redemption, exchange or other taxable disposition of notes
Generally, subject to the discussion of backup withholding below, any gain recognized by a non-U.S. holder on the disposition of an exchange note (other than amounts attributable to accrued and unpaid interest, which will be treated as described under “Non-U.S. Holders-Payments of Interest” above) will not be subject to U.S. federal income tax and withholding, unless: (1) the gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained in the U.S. by the non-U.S. holder), in which case the gain will be taxed as described above; or (2) the non-U.S. holder is an individual who is present in the U.S. for 183 days or more during the taxable year of that disposition and certain other conditions are met, in which case the gain (net of certain U.S. source losses) will be subject to U.S. federal income tax at a 30% rate (or lower applicable treaty rate).
A non-U.S. holder should consult his or her tax advisor regarding the tax consequences of the purchase, ownership and disposition of the exchange notes.
United States Trade or Business
If interest on an exchange note or gain from the disposition of an exchange note is effectively connected with a U.S. trade or business of a non-U.S. holder and, if a tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder within the U.S., the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such interest and gain on a net income basis at regular graduated rates in the same manner as if the holder were a U.S. holder. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the additional branch profits tax, which generally is imposed on a foreign corporation upon the deemed repatriation from the U.S. of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty). If interest received with respect to the exchange notes is effectively connected income, the 30% withholding tax described above will not apply, assuming certain requirements are met.
Information reporting and backup withholding
In general, payments we make to a non-U.S. holder in respect of the exchange notes will be reported annually to the IRS. Copies of these information returns may also be made available under the provisions of a specific tax treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.
Non-U.S. holders may be required to comply with certain certification procedures to establish that the holder is not a U.S. person in order to avoid information reporting and backup withholding.
Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished timely to the IRS.
Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedures for obtaining such an exemption, if available.
Foreign Account Tax Compliance Act
The Foreign Account Tax Compliance Act (“FATCA”) will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), paid after June 30, 2014, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest paid after December 31, 2016 (“withholdable payments”), if paid to a foreign financial institution, or to a non-financial foreign entity, unless (a) the foreign financial institution enters into an agreement with the U.S. Treasury under which it agrees to (i) collect and report to the IRS information regarding U.S. account holders and (ii) withhold on payments to “nonparticipating foreign financial institutions” and certain account holders that do not provide information, (b) the non-financial foreign entity provides a certification or information relating to its 10% or greater U.S. owners, or (c) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% withholding tax under FATCA would apply regardless of whether the applicable payment would otherwise be exempt from U.S. withholding tax (e.g. as “portfolio interest” or as capital gain upon the sale, exchange, redemption or other disposition of a note).
Generally, withholdable payments made on debt instruments that are issued prior to July 1, 2014 will not be subject to the 30% withholding tax, and, therefore, no withholding should be required with respect to FATCA on interest or principal paid with respect to the notes, or gross proceeds from the sale or disposition of the notes. If the 7.375% notes, including the exchange notes, are modified on or after July 1, 2014 in such a way that they are considered to be re-issued for U.S. federal income tax purposes, this legislation could apply to interest payments and proceeds of a sale or disposition in respect of the 7.375% notes. Non-U.S. holders are urged to consult their own tax advisors with respect to these information reporting rules and due diligence requirements and the potential application of FATCA to them in the event that a significant modification to the terms of the notes is made.
The United States federal income tax summary set forth above is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisors with respect to the tax consequences to you of the exchange of July notes for exchange notes in the exchange offer and the ownership and disposition of the exchange notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

PLAN OF DISTRIBUTION
The distribution of this prospectus and the offer and sale of the exchange notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the exchange notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the exchange notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the exchange notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.
In reliance on interpretations of the staff of the SEC set forth in no-action letters issued to third parties in similar transactions, we believe that the exchange notes issued in the exchange offer in exchange for the July notes may be offered for resale, resold and otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of such holders’ business and the holders are not engaged in and do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of exchange notes. This position does not apply to any holder that is:

•	an “affiliate” of Post within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer.
All broker-dealers receiving exchange notes in the exchange offer are subject to a prospectus delivery requirement with respect to resales of the exchange notes. Each broker-dealer receiving exchange notes for its own account in the exchange offer must represent that the July notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes pursuant to the exchange offer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that, for a period ending upon the earlier of (i) 180 days after the consummation of the exchange offer, subject to extension under limited circumstances, or (ii) or when all exchange notes have been sold, we will use all commercially reasonable efforts to keep the exchange offer registration statement effective and make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such resales. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of exchange notes received in an exchange such as the exchange pursuant to the exchange offer, if the July notes for which the exchange notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities.
We will not receive any proceeds from any sale of the exchange notes by broker-dealers. Broker-dealers acquiring exchange notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such exchange notes.
Any broker-dealer that held July notes acquired for its own account as a result of market-making activities or other trading activities, that received exchange notes in the exchange offer, and that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. Any profit on these resales of exchange notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an “underwriter” within the meaning of the Securities Act.
We have agreed to pay all expenses incidental to our participation in the exchange offer, including the reasonable fees and expenses of one counsel for the holders of July notes and the initial purchasers, other than commissions or concessions of any broker-dealers and will indemnify holders of the July notes, including any broker-dealers, against specified types of liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the SEC, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable.

LEGAL MATTERS
Certain legal matters in connection with this exchange offer will be passed upon by Lewis, Rice & Fingersh, L.C., St. Louis, Missouri. Certain matters of California law will be passed upon for us by Buchalter Nemer, Los Angeles, California. Certain matters of Minnesota and North Dakota law will be passed upon for us by Vogel Law Firm, Fargo, North Dakota. Certain matters of Ohio law will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio. Certain matters of Washington law will be passed upon for us by Williams, Kastner & Gibbs PLLC, Seattle, Washington. Certain matters of New York law will be passed upon for us by Epstein Becker & Green, P.C., New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Attune Foods, Hearthside Food Solutions and Premier Nutrition Corporation due to their acquisition by Post Holdings, Inc. during 2013) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Agricore United Holdings Inc. for the fiscal year ended October 31, 2013 incorporated in this prospectus by reference to our Current Report on Form 8-K/A filed on January 21, 2014 of Post Holdings, Inc., have been audited by Eide Bailly LLP, an independent registered public accounting firm, as stated in their report incorporated herein.

The consolidated financial statements of MFI Holding Corporation, consisting of the consolidated balance sheets as of December 29, 2012 and December 28, 2013 and the related consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the three years in the period ended December 28, 2013, incorporated in this prospectus by reference to our first Current Report on Form 8-K filed on May 19, 2014, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report incorporated herein.

The combined financial statements of Dymatize Enterprises as of and for the year ended December 31, 2013 beginning on page F-1, each included with this prospectus in accordance with Rule 3-10(g) of Regulation S-X under the Exchange Act, have been audited by Montgomery Coscia Greilich, LLP, an independent registered public accounting firm, as stated in their report on page F-2.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement with the SEC with respect to the exchange notes being offered as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits to the registration statement. For further information with respect to us and the exchange notes, please refer to the registration statement, including its exhibits. Statements made in this prospectus relating to any contract or other document are not necessarily complete, and if the contract or document is filed as an exhibit to the registration statement, you should refer to such exhibit for copies of the actual contract or document. Each such statement is qualified in all respects by reference to the applicable document.
You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. We also maintain an internet site at www.postfoods.com. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus or in the registration statement.
In accordance with the Exchange Act, we file periodic reports, proxy statements and other information with the SEC, which is available on the SEC’s website at www.sec.gov and in the SEC’s public reference room referred to above.
You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

DYMATIZE ENTERPRISES

Combined Financial Statements

December 31, 2013

_________________________________

INDEX

Report of Independent Registered Public Accounting Firm	2

Combined Financial Statements

Combined Balance Sheet as of December 31, 2013	3

Combined Statement of Operations for the Year Ended December 31, 2013	4

Combined Statement of Changes in Stockholders’ and Members’ Equity for the Year Ended December 31, 2013	5

Combined Statement of Cash Flows for the Year Ended December 31, 2013	6

Notes to Combined Financial Statements	7

Report of Independent Registered Public Accounting Firm

To the Owners,
Dymatize Enterprises

We have audited the accompanying combined balance sheet of Dymatize Enterprises as of December 31, 2013, and the related combined statements of operations, changes in stockholders' and members’ equity, and cash flows for the year then ended, and the related notes to the financial statements. These combined financial statements are the responsibility of Dymatize Enterprises’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United Sates). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement. Dymatize Enterprises is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles sued and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Dymatize Enterprises as of December 31, 2013, and its combined statements of operations, changes in members’ equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Montgomery Coscia Greilich, LLP

Plano, Texas
May 7, 2014

DYMATIZE ENTERPRISES
COMBINED BALANCE SHEET
DECEMBER 31, 2013

December 31, 2013
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$594,000
Accounts receivable, net	31,566,000
Inventory, net	33,050,000
Prepaid expenses	499,000
Other current assets	543,000
Current assets	66,252,000

PROPERTY, PLANT AND EQUIPMENT, NET	14,430,000
DEPOSITS AND OTHER NONCURRENT ASSETS	601,000
DEFERRED LOAN FEES	1,637,000
INTANGIBLES, NET	109,853,000
GOODWILL	25,087,000
TOTAL ASSETS	$217,860,000

LIABILITIES AND COMBINED STOCKHOLDERS' AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$25,664,000
Bank overdraft	6,240,000
Income tax payable	20,000
Current portion of long-term debt	6,095,000
Current liabilities	38,019,000

REVOLVING NOTE	8,000,000
LONG-TERM DEBT, net of current portion	106,495,000
LONG-TERM DEFERRED TAX LIABILITY	147,000
Total liabilities	152,661,000

COMBINED STOCKHOLDERS' AND MEMBERS' EQUITY:
CONTRIBUTED CAPITAL	42,820,000
ACCUMULATED DEFICIT	(2,367,000)
COMBINED STOCKHOLDERS' AND MEMBERS’ EQUITY	40,453,000
NON-CONTROLLING INTERESTS	24,746,000
TOTAL COMBINED STOCKHOLDERS' AND MEMBERS' EQUITY	65,199,000
TOTAL LIABILITIES AND COMBINED STOCKHOLDERS' AND MEMBERS' EQUITY	$217,860,000

See auditor’s report and accompanying notes to combined financial statements.

DYMATIZE ENTERPRISES
COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Year Ended December 31, 2013

REVENUE	$194,188,000

COST OF GOODS SOLD	140,945,000

GROSS PROFIT	53,243,000

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	38,707,000

OPERATING INCOME	14,536,000

INTEREST EXPENSE	11,656,000

INCOME BEFORE PROVISION FOR INCOME TAXES	2,880,000

INCOME TAX PROVISION	233,000

NET INCOME	2,647,000

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(1,944,000)

NET INCOME ATTRIBUTABLE TO PARENT	$703,000

See auditor’s report and accompanying notes to combined financial statements.

DYMATIZE ENTERPRISES
COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS’ AND MEMBERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Parent Company Equity
	Contributed Capital	Accumulated Deficit	Non-controlling Interests	Total Equity

Balance, December 31, 2012	$42,814,000	$(3,070,000)	$24,039,000	$63,783,000

Capital contributions	6,000	—	—	6,000

Distributions to non-controlling interests	—	—	(1,237,000)	(1,237,000)

Net Income	—	703,000	1,944,000	2,647,000

Balance, December 31, 2013	$42,820,000	$(2,367,000)	$24,746,000	$65,199,000

See auditor’s report and accompanying notes to combined financial statements.

DYMATIZE ENTERPRISES
COMBINED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$2,647,000
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and Amortization	9,933,000
Amortization of debt discount	576,000
Amortization of deferred loan fees	503,000
Paid-in-kind interest on related party note	(24,000)
Other changes in operating assets and liabilities:
Accounts receivable	(8,976,000)
Inventory	(6,609,000)
Prepaid expenses	(36,000)
Other current assets	(254,000)
Deposits	(10,000)
Accounts payable and accrued expenses	5,193,000
Income tax payable and deferred income taxes	716,000
Cash provided by operating activities	3,659,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(5,142,000)
Cash used in investing activities	(5,142,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft	4,240,000
Net proceeds from line of credit	2,800,000
Principal payments on term debt financing	(4,099,000)
Proceeds from additional paid-in capital	6,000
Distributions to non-controlling interests	(1,237,000)
Cash used in financing activities	1,710,000

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	227,000

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	367,000

CASH AND CASH EQUIVALENTS AT END OF YEAR	$594,000

See auditor’s report and accompanying notes to combined financial statements.

DYMATIZE ENTERPRISES
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying combined financial statements consist of the financial statements of TA/DEI-A Acquisition Corp., TA/DEI-B1 Acquisition Corp., TA/DEI-B2 Acquisition Corp., TA/DEI-B3 Acquisition Corp. (collectively the “Blocker Companies”), and the consolidated financial statements of Dymatize Enterprises, LLC, and its wholly owned subsidiaries, Custom Nutriceutical Laboratories, LLC and Supreme Protein, LLC (together with the Blocker Companies, the “Company” or “Dymatize Enterprises”) as of and for the year ended December 31, 2013. Interests in subsidiaries controlled by the Company are combined with any outside shareholder interests reflected as non-controlling interests.

The Blocker Companies are all organized as Delaware corporations. Dymatize Enterprises, LLC (“Dymatize”) and Custom Nutriceutical Laboratories, LLC (“CNL”) were organized as Delaware limited liability companies on December 21, 2010. Supreme Protein, LLC (“Supreme”) was organized as a Delaware limited liability company on March 7, 2012. The Company’s operations consist primarily of product development, manufacturing, packaging, marketing and distribution of nutritional products throughout the United States of America, Asia, Europe, and South America.

On March 13, 2012, the Company finalized an acquisition of Supreme Protein, Inc. under an Asset Purchase Agreement (the “Acquisition”).

These financial statements are prepared on a combined basis as a result of the transaction discussed in note 14. All significant transactions between the entities included in the combined financial statements have been eliminated on combination.

2. SIGNIFICANT ACCOUNTING POLICIES
Cash and Cash Equivalents
Cash and cash equivalents consist primarily of deposit accounts with original maturities of three months or less.

Accounts Receivable
The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated credit risk by performing credit checks and actively pursuing past due accounts. Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of aging and collections. As of December 31, 2013, the Company recorded allowances for uncollectible accounts of $107,000.

Inventories
Inventories are valued at the lower of cost or market using the first in, first-out (FIFO) method. Finished goods inventory includes the cost of finished products purchased for resale, raw materials, packaging, labor, and overheads incurred in the manufacturing process. The Company records a provision for obsolete and slow moving inventory, when necessary, based on current inventory levels and historical and expected future sales levels.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation on equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from three to forty years using the straight-line method.

Major repairs or replacements of property and equipment which extend the useful life of the asset are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.
Intangible Assets
Intangible assets from business combinations include trademarks and customer relationships, and are carried at fair value as of the date of acquisition less accumulated amortization. Also included in intangible assets are costs associated with trademarks from normal operations of the Company. Intangible assets with estimable useful lives, are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment annually. The amortization periods range from 5 to 20 years.

Long-lived Assets
Long-lived assets are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the long-lived assets may be impaired. Assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of the cash flows of other groups of assets. In such cases, if the future undiscounted cash flows of the underlying assets are less than the carrying amount, then the carrying amount of the long-lived asset will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying asset or its determinable fair value. There were no impairment charges for the period ended December 31, 2013.

Goodwill
Goodwill is reviewed for impairment at least annually or whenever events or changes in circumstances indicate that goodwill may be impaired in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Intangibles - Goodwill and Other.  In accordance with FASB ASC Topic 350, the Company first evaluates goodwill on qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that it has been impaired.  If qualitative factors indicate that goodwill may be impaired, the Company applies a two-step quantitative test to evaluate potential impairment.  The first step of the test compares the estimated fair value of a reporting unit with its carrying amount.  If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step of the impairment test is unnecessary.  If the reporting unit's carrying amount exceeds its estimated fair value, the second step of the test is performed to measure the amount of goodwill impairment, if any.  This step compares the implied fair value of goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of the reporting unit's goodwill.  If the carrying amount of the goodwill exceeds the implied fair value of goodwill, an impairment charge is recognized for the amount of excess.  There were no impairment charges recorded for the period ended December 31, 2013.

Revenue Recognition
Sales and related cost of sales are recorded when the related products are shipped, net of returns and allowances to customers. All intercompany sales and purchases of the consolidated companies have been eliminated. All taxes assessed on revenue producing transactions described above are presented on a gross basis, and included in revenue.
Shipping and Handling Costs
Shipping and handling costs are included as a component of cost of goods sold.

Advertising Costs
Advertising costs are charged to operations when incurred. Advertising expense for the year ended December 31, 2013 was $6,117,000.

Use of Estimates and Assumptions
Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported sales and expenses. Significant estimates include the allowance for doubtful accounts, inventory reserves, intangible assets, goodwill, earn-out contingencies, and the value of member units. Actual results could vary from the estimates that were used.

Fair Value Measurements
The Company has adopted FASB ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles.  This framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at December 31, 2013 consisted of the following:

	Level 1	Level 2	Level 3	Total
Swap contract liability	$—	$(306,000)	$—	$(306,000)
Earn-out contingency	—	—	—	—
Total	$—	$(306,000)	$—	$(306,000)

The changes in investments measured at fair value for which the Company has used Level 3 inputs to determine fair value are as follows for the year ended December 31, 2013:

Balance, January 1, 2013	$(523,000)
Supreme Protein, Inc. earn-out contingency	523,000
Balance, December 31, 2013	$—

Unit-Based Compensation
The Company accounts for unit-based compensation in accordance with FASB ASC Topic 718, Stock Compensation, which requires compensation cost related to unit-based payments to be recognized over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.
As permitted under FASB ASC Topic 718 for nonpublic entities, the Company has elected to use the calculated value method to estimate the value of stock granted. A nonpublic entity that is unable to estimate the expected volatility of the price of its underlying share may measure awards based on a “calculated value”, which substitutes the volatility of an appropriate index for the volatility of the entity’s own share price.

Derivative Instruments and Hedging Activities
The Company uses derivatives only to hedge against changes in interest rates related to debt, as opposed to their use for trading purposes. FASB ASC Topic 815, Accounting for Derivative Instruments and Hedging Activities, requires that derivatives be recorded at fair value. The fair value of swap contracts is determined based on the difference between the derivative’s fixed contract price and the underlying market price at the determination date, and is confirmed by counterparts to the derivative.

Realized and unrealized gains and losses on derivatives that are not designated as hedges, as well as on the ineffective portion of hedge derivatives, are recorded as an other gain or loss as a component of selling, general and administrative expenses in the income statement. Unrealized gains and losses on effective cash flow hedge derivatives, as well as any deferred gain or loss realized upon early termination of effective hedge derivatives, are recorded as a component of accumulated other comprehensive income (loss). When the hedged transaction occurs, the realized gain or loss, as well as any deferred gain or loss, on the hedge derivative is transferred from accumulated other comprehensive income (loss) to earnings. Realized gains and losses on interest rate hedge derivatives are recognized as a component of interest expense and settlements of derivatives are included in cash flows from operating activities.

To designate a derivative as a cash flow hedge, at the hedge's inception management documents its assessment that the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment is generally based on the most recent relevant historical correlation between the derivative and the item hedged. The ineffective portion of the hedge is calculated as the difference between the change in fair value of the derivative and the estimated change in cash flows from the item hedged. If, during the derivative's term, management determines the hedge is no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses on the effective portion of the derivative are reclassified to earnings when the underlying transaction occurs. If it is determined that the designated hedge transaction is not likely to occur, any unrealized gains or losses are recognized immediately in the income statement as a derivative fair value gain or loss.

As of December 31, 2013, all cash flow hedges were determined to be ineffective. The Company recognized selling, general and administrative expenses of $16,000 related to unrealized losses on derivatives during the year ended December 31, 2013.

3. INVENTORIES

Inventories consisted of the following at December 31:

2013
Finished goods	$19,248,000
Raw materials and packaging	14,000,000
33,248,000
Reserve for obsolete inventory	(198,000)
$33,050,000

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

2013
Building and leasehold improvements	$7,348,000
Factory equipment	8,097,000
Transportation equipment	63,000
Office furniture and equipment	673,000
Computer software and hardware	1,528,000
17,709,000
Accumulated depreciation	(3,823,000)
Land	544,000
$14,430,000

Depreciation expense totaled $1,690,000 for the year ended December 31, 2013.

5. DEFERRED LOAN FEES

In connection with the Acquisition, the Company incurred $2,518,000 in debt issuance costs that were capitalized and amortized to interest expense over the five year term of the related debt. Amortization expense for the year ended December 31, 2013 totaled $503,000.

The estimated amortization expense for debt issuance costs is expected to be:

2014	$504,000
2015	504,000
2016	504,000
2017	125,000
$1,637,000

6. INTANGIBLES
The components of intangible assets are as follows at December 31:

	Weighted Average Useful Life (Years)	2013
Definite lived intangible assets
Customer relationships	15.6	$47,850,000
Trademarks	16.3	82,189,000
		130,039,000
Accumulated amortization		(20,186,000)
Net intangible assets		$109,853,000

The following is a schedule of future amortization of definite lived intangible assets for the years ending December 31,

2014	$8,251,000
2015	8,251,000
2016	8,246,000
2017	8,240,000
2018	8,234,000
Thereafter	68,631,000
$109,853,000

Amortization expense totaled $8,243,000 for the year ended December 31, 2013.

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses consisted of the following at December 31:

2013
Accounts payable	$13,995,000
Accrued expenses	6,635,000
Accrued interest	4,462,000
Accrued swap contract liability	306,000
Accrued property taxes	263,000
Deferred rent	3,000
$25,664,000

8. LEASES

The Company leases a warehouse and equipment under non-cancelable operating leases expiring at various dates. Total rental expense was $546,000 for the year ending December 31, 2013. The following is a schedule of future minimum lease payments for the year ending December 31,

2014	$226,000
$226,000

9. DEBT

Subordinated Debt - TA Associates, Inc.
In December 2010, the Company issued and sold senior subordinated notes with a face value of $32,057,000 (“Subordinated Debt”) for $27,865,000 to affiliates of TA Associates, Inc (“TA Associates”). The Subordinated Debt bore interest at 12% with accrued and unpaid interest due quarterly commencing on December 31, 2010. The Company paid approximately $3,847,000 in 12% cash interest on the Subordinated Debt during the year ended December 31, 2013. The notes had an original maturity date of December 23, 2016, at which time all accrued and unpaid interest and principal were due. A premium of up to 6% is charged for prepayment of principal.
The difference in cash proceeds received and the face value of the Subordinated Debt resulted in an original issue discount of $4,192,000. The discount is amortized using the effective interest rate method over the term of the debt and charged to interest expense. For the year ended December 31, 2013, $576,000 was amortized into interest expense. The unamortized debt discount was $2,305,000 as of December 31, 2013.

In March 2012, the Company amended and revised its Senior Subordinated notes in connection with the Acquisition. As a result of this revision, the maturity date of the note was extended out one year, to December 23, 2017, and 1% PIK interest was added to the note, to be compounded quarterly. The Company capitalized approximately $321,000 of PIK interest during the year ended December 31, 2013. As part of this modification, the Company issued an additional 1% (on a fully diluted basis), or 101,086 units, of Class B equity to the holders of the Subordinated debt, which were estimated to have a value of $325,000 at the date of grant. Finally, a Minimum Fixed Coverage Charge Ratio covenant and a Maximum Total Leverage Ratio covenant were added.

The Subordinated Debt is collateralized by substantially all the assets of the Company and is subordinate to the Term Notes and Revolving Debt obtained in connection with the acquisition of Supreme Protein in March 2012. The Company was subject to various other negative and affirmative covenants at December, 31, 2013 including reporting requirements. The Company was in compliance with its debt covenants at December 31, 2013.

Seller Note - Dymatize Management Holdings, Inc.
In December 2010, the Company issued a subordinated promissory note in the amount of $2,394,000 to Dymatize Management Holdings, Inc. (“Seller Note”). The Seller Note bore interest at 12% on the unpaid principal amount with interest payments due quarterly starting December 31, 2010. Principal and any accrued and unpaid interest are due 90 days after all liabilities, obligations, and indebtedness of the Company related to the Subordinated Debt are paid in full. The Company paid approximately $288,000 in 12% cash interest on the Seller Note during the year ended December 31, 2013.

In March 2012, the Company amended and revised the Seller Note in connection with the Acquisition. Maturity remained at 90 days past full payment of all Subordinated Debt (now March 23, 2018 as a result of the subordinated debt modification) and 1% PIK interest was added to the note, to be compounded quarterly. The Company capitalized approximately $24,000 of PIK interest during the year ended December 31, 2013. The Company also issued an additional .0747% (on a fully diluted basis), or 7,551 units, of Class C equity to Dymatize Management Holdings, Inc, which were estimated to have a value of $25,000 at the date of grant.

The Seller Note is subordinate to the Term Notes and Revolving Debt obtained in connection with the acquisition of Supreme Protein in March 2012, as well as the and Subordinated Debt.
Credit Facility - RBS, et. al.
In March 2012, the Company entered into a Credit Agreement with RBS Bank which included a revolving loan not to exceed the amount of $15,000,000 and a term loan in the amount of $65,000,000. RBS acted as the Issuing Bank under the agreement, while SunTrust, Bank of America, and Compass Bank all participated as either Syndication or Co-Documentation Agents, with the initial and all subsequent draws pro-rated among the four banks based on the following commitment schedule:

	Revolving Commitment	Term Loan Commitment	Total Commitment
RBS Citizens, N.A.	$4,218,750	$18,281,250	$22,500,000
SunTrust Bank	4,218,750	18,281,250	22,500,000
Bank of America, N.A.	3,281,250	14,218,750	17,500,000
Compass Bank	3,281,250	14,218,750	17,500,000
	$15,000,000	$65,000,000	$80,000,000

Under the terms of the credit agreement, the Company may take out a swingline loan any time from March 12, 2012 through the earlier of the maturity date or the full payoff of all commitments. This loan is available exclusively to pay off other debt (although may not be used to refinance an outstanding swingline loan). The aggregate principal amount available under the swingline loan is equal to either a maximum of $2,500,000 or the sum of the aggregate revolving exposures (all amounts outstanding under the revolving note and any letters of credit) exceeding the aggregate revolving commitments. Swingline loans may be reborrowed. As of December 31, 2013 the Company had no outstanding swingline loans.

The Company may also request the issuance of letters of credit to a maximum of $2,500,000. Letters of credit expire one year after issuance, and may be renewed by the Company. As of December 31, 2013, the Company had no Letters of Credit outstanding.

Subject to certain provisions, the Company may elect to draw new advances under the revolving note as either “base rate” loans (upon which interest accrues at a rate of PRIME + applicable margin) or “Eurodollar rate” loans (upon which interest accrues at a rate of 1-Month LIBOR + applicable margin), or to change existing revolving and term note balances between base rate loans and Eurodollar rate loans at their discretion. Applicable margin is based off of the Company’s latest reported total leverage ratio, as follows:

Total Leverage Ratio	Eurodollar Rate	Base Rate
Greater than 3.5 to 1	4.25%	3.25%
Greater than 2.5 to 1 but less than 3.5 to 1	4.00%	3.00%
Less than 2.5 to 1	3.75%	2.75%
For all base rate loans, interest is due monthly. The Company may elect to pay Eurodollar rate interest at either one, two, three, or six month periods. The Company must also pay an unused line fee equal to 0.50% per annum multiplied by the difference between the total line available and the average daily outstanding revolving notes during the immediately preceding quarter.

The revolving note matures March 13, 2017. As of December 31, 2013 the balance outstanding on the revolving note was $8,000,000. All advances under the revolving note as of December 31, 2013 were Eurodollar loans and bore interest at a rate of 1-Month LIBOR + 4.00%, or 4.17%. Interest expense relating to the revolving note, including unused line fees, totaled $403,000 for the year ended December 31, 2013.

Principal payments on the term notes are due each quarter, with any remaining unpaid principal and interest due on the final maturity date of March 13, 2017. The unpaid balance on the term loan as of December 31, 2013 was $58,094,000. As of December 31, 2013 the term loan was a Eurodollar rate loan and bore interest at a rate of 1-Month LIBOR + 4.00%, or 4.17%. Interest expense relating to the term note totaled $2,745,000 for the year ended December 31, 2013.
TA Blocker Company Notes
In December 2010, the TA Blocker Companies issued and sold promissory notes with a face value of $21,730,000 to affiliated TA entities. The notes bear interest at 14% with accrued and unpaid interest due annually commencing on December 23, 2011. The Blocker Companies paid approximately $2,990,000 in 14% cash interest on the promissory notes during the year ended December 31, 2013. The notes have a maturity date of December 23, 2016, at which time all accrued and unpaid interest and principal were due.

The following is a schedule of future debt maturities including current portion of long-term debt for the years ending December 31,

2014	$6,095,000
2015	7,719,000
2016	29,854,000
2017	76,790,000
2018	2,437,000
122,895,000
Unamortized discount	(2,305,000)
$120,590,000

10. INCOME TAXES

The provision for income taxes consisted of the following:

Year Ended December 31, 2013
Current:
Federal	$29,000
State	131,000
160,000
Deferred:
Federal	72,000
State	1,000
73,000
Income tax provision	$233,000

A reconciliation of income tax provision with amounts computed at the statutory federal rate follows:

Year Ended December 31, 2013
Computed tax at federal statutory rate (34%)	$948,000
State income taxes, net of effect on federal tax	133,000
Non-Controlling Interest	(665,000)
Permanent Differences	21,000
Research and Development Credits	(18,000)
Valuation allowance adjustment	(187,000)
Other, net (none in excess of 5% of computed tax)	1,000
Income tax provision	$233,000

The effective rate for 2013 was primarily impacted by the income allocated to non-controlling members and the release of valuation allowances. As the non-controlling member's income is included in the pre-tax income amount, the tax impact of this amount must be removed from the overall expected tax amount. Prior to 2013, the Company had a full valuation allowance against the deferred tax assets of certain of the Blocker Companies totaling $986,000. During 2013, the respective Blocker Companies generated taxable income enabling the usage of a portion of the deferred tax assets for which a valuation allowance had been established. Accordingly, $187,000 of the valuation allowance was released during the year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) were as follows:

	Year Ended December 31, 2013
	Assets	Liabilities	Net
Current:
None	$—	$—	$—
	—	—	—
Noncurrent:
Investment in Partnership	—	(2,240,000)	(2,240,000)
Net operating loss carryforward	2,834,000	—	2,834,000
Credit carryfoward	53,000	—	53,000
Contribution Carryover	3,000	—	3,000
	2,890,000	(2,240,000)	650,000

Valuation Allowance	(797,000)	—	(797,000)

Total deferred taxes	$2,093,000	$(2,240,000)	$(147,000)
As of December, 31 2013, the Blocker Companies had $8,271,000 of net operating losses expiring beginning in 2030 and extending through 2033. The Blocker Companies also had various deferred tax assets and liabilities attributed to them as a result of their ownership in Dymatize. These amounts primarily consist of basis differences in intangible and fixed assets and have created the net liability of $2,240,000 noted above. Prior to 2013, certain of the Blocker Companies had book losses for each year of their respective existence. Accordingly, a valuation allowance was determined to be required and established against their respective net deferred tax assets. While the Blocker Companies each had net income for 2013, the evidence was analyzed and a valuation allowance was still required for the year ended December 31, 2013.

Unrecognized Tax Benefits
The Company recognizes the tax benefit from uncertain tax positions only if it is “more likely than not” the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. To the extent the Company’s assessment of such tax positions changes, the change in estimate will be recorded in the period in which the determination is made.

Based on a review of the Company's tax positions taken, the Company has determined that no uncertain tax positions are in existence and therefore has not recorded any amount to reflect the positions.

11. STOCKHOLDERS’ AND MEMBERS’ EQUITY

Blocker Company Equity
The Blocker Companies have Authorized Shares as follows:

Blocker Company	Authorized Shares	Issued and Outstanding
TA/DEI- A Acquisition Corp	626,889	626,889
TA/DEI-B1 Acquisition Corp	100,000	100,000
TA/DEI-B2 Acquisition Corp	100,000	100,000
TA/DEI-B3 Acquisition Corp	100,000	100,000

The Blocker Companies are managed by a Board of Directors which possess and may exercise full, complete and exclusive power and authority on behalf of the Blocker Companies. The Blocker Companies hold all of the Class A and B units of Dymatize Enterprises, LLC.

Non-controlling Interests
The non-controlling interests include the Class C Units held by Dymatize Management Holdings, Inc. and Class D Units held in the Equity Incentive Plan.
Members’ Equity
The Company has authorized Class A, B, C and D units as follows:

Class	Authorized Units	Issued and Outstanding
Class A Units	6,268,894	6,268,894
Class B Units	539,105	539,105
Class C Units	2,550,638	2,550,638
Class D Units	750,000	601,086
	10,108,637	9,959,723

No member shall make or be required to make a capital contribution without the consent of the Board of Managers (BOM) and as agreed to by such member. Class A, B and C members have certain preemptive rights with regards to the issuance of debt and equity securities of the Company as defined. A members’ right to transfer their ownership interest is restricted as defined.

Each member shall be entitled to receive a tax distribution equal to an estimated allocation of taxable income times a rate (as defined). Net operating cash flow, at the discretion of the BOM, will be distributed in proportion to a members’ percentage interest. Upon a liquidity event (i) Class A members shall be entitled to a pro rata distribution of their initial unit capital, (ii) Class B and C members shall be entitled to a pro rata distribution of their initial unit capital, (iii) all members shall be entitled to pro rata distribution until such distributions equal three times the initial unit capital contributed by Class A members, (iv) Class C members shall be entitled to a pro rata distribution up to $7,500,000, and (v) and the remaining undistributed capital shall be distributed to each holder based on their percentage interest (Class D units are subject to vesting and other preferences).
Equity Incentive Plan
The Company has authorized 750,000 Class D Units under the Dymatize 2010 Equity Incentive Plan (the “Plan”). Class D Units represent a profits interest in the Company such that the member will not be allocated any portion of the Company’s pre-issuance value. Accordingly, the fair market value of the Class D units at the grant date is zero, resulting in no compensation expense. The purpose of the Plan is to provide incentives to employees and others designated by the BOM. Awards granted by the BOM vest as determined in each individual award agreement. Under existing award agreements units vest over four years with 25% vesting after one year and vesting monthly, pro rata over the remaining 36 months. As of December 31, 2013, the weighted-average remaining vesting period for all non-vested units is 22 months.

The following schedule is a detail of all outstanding unit activity:

Number of Shares
Outstanding at December 31, 2012	419,792
Grants	201,086
Repurchases	(19,792)
Outstanding at December 31, 2013	601,086

The following schedule is a detail of all non-vested unit activity:

Number of Shares
Non-vested at December 31, 2012	232,814
Grants	201,086
Vested	(205,628)
Non-vested at December 31, 2013	228,272

12. EMPLOYEE SAVINGS PLAN

Employees of the Company participate in a 401(k) savings plan.  Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation, in accordance with Section 401(k) of the Internal Revenue Code.  The Company may, but is not required to, make profit sharing contributions to the accounts of employees electing to defer compensation under the plan.  The Company’s contribution to the plan was approximately $59,000 for the year ending December 31, 2013.

13. CONCENTRATIONS AND CONTINGENCIES

From time to time, funds deposited in the Company’s bank exceed the Federal Deposit Insurance Corporation insured limits. The Company manages this risk by placing its cash with high credit quality institutions.

The Company’s customers are not concentrated in any specific geographic region or industry. During the period ended December 31, 2013, one customer accounted for 14% of net sales. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

14. SUBSEQUENT EVENTS

On December 8, 2013, Post Holdings Inc. (“Post”) and a wholly-owned subsidiary of Post entered into a Securities Purchase Agreement to acquire all of the outstanding equity interests of Dymatize Enterprise, LLC from affiliates of TA Associates and other owners (collectively, the “Dymatize Sellers”).

The purchase price payable by Post was $380,000,000, subject to a working capital adjustment, with additional consideration of up to $17,500,000 cash contingent upon Dymatize Enterprise, LLC achieving certain profit targets in calendar year 2014. The transaction closed on February 1, 2014 and resulted in a cash payment at closing of $392,500,000.